


COMPASS
GROUP

RECEIVED
2009 DEC 14 A 8:10

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

SUPPL

1 December 2009

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. Compass Group PLC Annual Results Announcement for the year ended 30 September 2009.

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at 31 October 2009, in accordance with the Disclosure and Transparency Rules (November 2, 2009).

2. Notification from Compass Group PLC relating to its Annual Results Announcement for the year ended 30 September 2009.

3. Notification from Compass Group PLC relating to a Dividend Record Date Erratum (November 25, 2009).

4. Notification from Compass Group PLC relating to a Directors/PDMR Announcement (Don Robert) (November 25, 2009).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered in England, Registered Number 4083914, VAT number 466/4777/01


COMPASS
GROUP

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No.SH01 – Return of allotment of 232,516 shares (November 6, 2009).

2. Companies Form No.SH01 – Return of allotment of 607,759 shares (November 13, 2009).

3. Companies Form No.SH01 – Return of allotment of 193,288 shares (November 20, 2009).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 574192.

Yours faithfully

Carol A Lancefield
Assistant Company Secretary
Encs.


COMPASS
GROUP

RECEIVED
2009 DEC 14 A 8: 10

82-5161

I NEWS RELEASES



RECEIVED
2009 DEC 14 A 8:10

Compass Group
Annual Results Announcement
For the year ended 30 September 2009

Excellent Performance in a Challenging Environment

- Revenue £13.4 billion — ↑ 17.5% (constant currency +1.3%, organic flat)
- Underlying operating profit £884 million — ↑ 34% (constant currency +13%)
- Underlying operating margin 6.5% — ↑ 70 basis points (constant currency +60 basis points)
- Underlying earnings per share 30.0 pence — ↑ 36% (constant currency +15%)
- Total dividend 13.2 pence — ↑ 10%
- Free cash flow £593 million — ↑ 14%

Richard Cousins, Chief Executive, said:

"Compass has delivered an excellent performance in a challenging environment. Consistently high levels of net new business and a step change in operating efficiency, generating £161 million of savings, have contributed to a further £100 million of profit growth and 60 basis points of margin growth. Whilst in the short term the prevailing economic conditions are likely to continue to impact organic revenue growth, the pipeline of new business looks strong. Furthermore, the considerable potential to deliver ongoing efficiencies underpins our expectation of further progress in the margin."

Richard Cousins

Sir Roy Gardner, Chairman, said:

"The Group's core strategy remains focused on foodservice and our fast growing support services business. We have excellent future revenue growth opportunities - strong market positions in our key geographies are allowing us to benefit from structural growth in both food and support services. Our continued focus on operating efficiency, whilst making significant investments to drive future growth is making us ever more competitive. Strong cash flow and increasing financial headroom give us the flexibility to make value-creating acquisitions and to reward shareholders through progressive dividends. With this in mind we are increasing the final dividend for the year by 10% to 8.8 pence."

Roy Gardner

Chief Executive's Statement

Delivering our strategy

his year e delivered an excellent erformance in a challenging environment, driving a ste change in o erating efficiency

Grou overvie

Reported revenue has grown by 17.5% in the year, or 1.3% on a constant currency basis. Adjusting for the impact of acquisitions and disposals, organic revenue growth was flat. Very encouragingly, the Group has continued to win high levels of good quality new business, at levels consistent with last year. As expected, in the more cyclical Business & Industry and Sports & Leisure sectors, like for like volumes continue to be impacted by lower headcounts on site and reduced spend on event catering and corporate hospitality. Like for like volumes in the Education, Healthcare and Defence, Offshore and Remote Site sectors have remained solid throughout the year.

The continued application of the MAP framework and our ability to manage our largely variable cost base has enabled us to quickly flex costs in line with changes in demand and to deliver significant underlying profit growth of 34% (13% on a constant currency basis) with an improvement in our underlying operating margin of 70 basis points (60 basis points on a constant currency basis). Excellent operational management through MAP has this year delivered £100 million of constant currency operating profit growth as follows:

2 million of net ne business gro th

The continuous investment in our offer and our sales organisation has once again enabled us to secure revenue growth of 8.5% from new business. In addition to the strong growth in foodservice, we have won significant new multi service business. We continue to win new international clients as well as extend our relationships with existing clients. The pipeline of new business looks encouraging.

While core retention has remained stable, we have had a one percentage point impact from the tougher economy, mainly from a slightly higher level of business and site closures, and as a result, overall retention was 93%.

0 million of base estate rofit gro th

We have continued to generate sustainable growth in our base estate. Across the business we have achieved a sensible level of price increases given the input cost inflation we experienced.

i e for li e gro th

Flat organic revenue has primarily been driven by the reduction in like for like volume, from an increase of 1% in 2008 to a decrease of 3% in 2009. The rate of like for like volume decline evolved quickly over the year, moving from an increase of 1% in the first quarter to a decrease of 5% in the third quarter. However, the volume decline of 6% in the fourth quarter seems to indicate that the pace of decline has slowed significantly and this trend has continued into the new financial year.

We have made **good progress with MAP 2 Consumer Sales and Marketing. Our "Core Concepts" range of** menus has been successful in bringing greater choice and consistency to the food offer, whilst targeted promotions, loyalty schemes and our value range have been growing in popularity in a cost conscious consumer environment. Innovations in technology, such as cashless payment systems and desktop ordering, are delivering the speed and convenience increasingly demanded by consumers.

Cost efficiencies

We have delivered unit productivity and efficiency savings estimated at £130 million, £60 million from food cost and £70 million from unit overheads. Over the past four years, despite periods of significant food cost inflation, our focus on MAP 3 Cost of Food has enabled us to deliver a 60 basis point improvement in the gross margin, and there are still considerable opportunities to drive further improvements across all countries. Within the £1.8 billion of unit overheads, we have also started to make some real savings, but this is just the start of a journey.

million of above unit cost savings

We continue to make excellent progress in MAP 5 Above Unit Costs, driven mainly by streamlining back office procedures and processes. This has allowed us to redeploy resources away from administration and more towards investing in operations and growing the business. We have reduced our above unit costs by a further £31 million in the year. Our aspiration is to contain the above unit cost and perhaps even reduce it further, whilst continuing to grow the revenue.

9 million from ac uisitions net of dis osals

This relates mainly to the incremental operating profit from the acquisitions of Medi-Dyn and Kimco in the USA, Plural in Germany, the remaining 50% of the shares in GR SA in Brazil and a number of McColls retail outlets in the UK.

Strategy

Our core strategy is to focus on foodservice and to build on the fast growth in our support services business. Our scale within countries enables us to drive efficiencies; our global reach and capability allows us to take advantage of the significant outsourcing opportunities around the world and to serve multinational clients. Sectorisation is a fundamental part of our strategy and we have built big businesses in all of the key market sectors.

Our primary focus is organic revenue growth. Over recent years, the Group has had a consistent track record of around 6% organic revenue growth and it is envisaged that, over time, as economic conditions recover there should be a return to this trend. The foodservice opportunity is significant, with outsource penetration rates of under 50% and our share of the total market estimated at just 7%. The soft support services market is larger and less penetrated. Combining the two suggests an available global self operated market of well over £200 billion and we will continue to capitalise on this vast opportunity. Innovation in our consumer offer should position us to benefit from a cyclical upswing in demand and drive increased participation and spend. The roll out of best practice in retention should result in further improvement in this area.

Support services are becoming an ever more important part of our business. The delivery of multi services, that is bundled food and support services, now accounts for 18% of Group revenues (comprising 5% foodservice and 13% support services). Our support services offer, which originated in the Defence, Offshore and Remote Site sector, has now extended to the Healthcare sector and increasingly to the Business & Industry sector where the outsourcing of support services is growing quickly. In 2009 we signed over £200 million of new multi service Business & Industry contracts, more than half coming from cross-selling to existing clients. For example, earlier in the year we extended our international contract with Royal Dutch Shell plc (**'Shell'**) across Europe and we have now further extended our contract to include the Americas. Furthermore, we were delighted that in June, jointly with Shell, we won the Partners Across Borders category of the prestigious European FM Awards. The Compass Service Framework, our platform to deliver support services across all our major countries, is widely acclaimed by our clients. Continuous investment in developing this platform, both organically and through selected acquisitions, should deliver significant future growth.

MAP has brought real discipline to the way we evaluate infill acquisitions. We have a very rigorous process that covers strategic, financial and management criteria. Our recent acquisitions: Professional Services and Medi-Dyn, two Healthcare support services businesses in the USA; Kimco, a support services business within Business & Industry in the USA; a number of McColls retail outlets in the UK; and Plural, a support services business in Germany, have been successfully integrated and have delivered (or are on target to deliver) against the Group's strict criteria. We now have increasing financial headroom to acquire both food and support service businesses in our core countries as well as continuing to build on our existing presence in emerging markets.

Over the past three years we have delivered 200 basis points of margin growth across all five MAP components. We believe we have significant further potential from the continued application of best practice across the business. Whilst we have made good progress to date, there is still much more to go for.

utloo

The Group's core strategy remains focused on food and increasingly support services. Whilst in 2010 the prevailing economic conditions are expected to lead to broadly flat organic revenue growth, we are very encouraged by the pipeline of new business. In the medium term the Group is set to enjoy the combination of structural growth in outsourcing and, as the global economies recover, a cyclical upswing in demand. In parallel, the continuing management of the flexible cost base and the ongoing focus on MAP should deliver further cost efficiencies and margin progression. In addition to this, the strength of the cash flow and balance sheet is enabling us to continue to reward shareholders and to accelerate growth through value creating infill acquisitions.



Richard Cousins
Group Chief Executive
25 November 2009

Business Review

A strong financial performance.

e have demonstrated our ability to manage the cost base containing the impact on profit of the li e for li e volume declines and delivering significant further efficiencies. e are in a strong position to support the significant growth opportunities.

inancial Summary

	2009	2008	Increase
Continuing operations			
Revenue			
Constant currency	**, m**	£13,270m	1.3%
Reported	**, m**	£11,440m	17.5%
otal operating profit			
Constant currency	**m**	£784m	12.8%
Underlying	**m**	£662m	33.5%
Reported	**m**	£659m	33.1%
perating margin			
Constant currency	**.5**	5.9%	60bps
Underlying	**.5**	5.8%	70bps
Reported	**.5**	5.7%	80bps
Profit before tax			
Underlying	**m**	£589m	33.1%
Reported	**m**	£566m	36.6%
Basic earnings per share			
Underlying	**0.0p**	22.0p	36.4%
Reported	**29.5p**	20.9p	41.1%
ree cash flow			
Reported	**59 m**	£520m	14.0%
Total Group including discontinued operations			
Basic earnings per share	**. p**	23.7p	33.8%
Total dividend per ordinary share	**.2p**	12.0p	10.0%

(1) Constant currency restates the prior year results to 2009's average exchange rates.
(2) Total operating profit includes share of profit of associates.
(3) Underlying operating profit excludes the amortisation of intangibles arising on acquisition.
(4) Operating margin is based on revenue and operating profit excluding share of profit of associates.
(5) Underlying profit before tax excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the change in fair value of minority interest put options.
(6) Underlying basic earnings per share excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the change in fair value of minority interest put options and the tax attributable to these amounts.

Segmental Performance

	Revenue		Revenue Growth		
	2009	2008		Constant	
	m	£m	Reported	Currency	Organic
Continuing operations					
North America	**5,**	4,553	28.9%	3.6%	1.6%
Continental Europe	**, 29**	3,021	13.5%	0.1%	(1.1)%
United Kingdom & Ireland	**, 29**	1,926	(5.0)%	(5.0)%	(5.4)%
Rest of the World	**2, 5**	1,940	19.3%	2.9%	2.3%
Total	**,**	11,440	17.5%	1.3%	0.0%

	Operating Profit		Margin	
	2009	2008	**2009**	2008
	m	£m		%
Continuing operations				
North America		311	**.5**	6.8%
Continental Europe	**2 2**	197	**.**	6.5%
United Kingdom & Ireland		108	**.2**	5.6%
Rest of the World		104	**.**	5.4%
Unallocated overheads	**5**	(62)		-
Excluding associates		658	**.5**	5.8%
Associates		4		-
Underlying		662	**.5**	**5.**
Amortisation of fair value intangibles		(3)		
Total		659		

(1) Constant currency restates the prior year results to 2009's average exchange rates.
(2) Operating profit includes share of profit of associates.
(3) Underlying operating profit and margin excludes the amortisation of intangibles arising on acquisition.
(4) Operating margin is based on revenue and operating profit excluding share of profit of associates.
(5) Organic growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior year at current year exchange rates) and compares the current year results against the prior year.

Revenue

Overall, organic revenue growth was flat, comprising new business of 8.5%, retention of 93% and a like for like decline of 1.5%. Acquisitions less disposals increased revenue by 1.3% and the significant weakening of Sterling, in particular against the Euro and US Dollar, increased reported revenues by 16.2%, resulting in reported revenue growth of 17.5%.

perating Profit

Underlying operating profit from continuing operations, including associates but excluding the amortisation of intangibles arising on acquisition, was £884 million (2008: £662 million), an increase of 33.5% on a reported basis over the prior year. Underlying operating profit increased by £100 million, 12.8% on a constant currency basis. This represents a 70 basis points improvement in margin to 6.5% (2008: 5.8%), or 60 basis points on a constant currency basis.

Operating profit after the amortisation of intangibles arising on acquisition of £7 million (2008: £3 million) was £877 million (2008: £659 million).

North America
43.7% Group revenue (2008: 39.8%)

Our North American business (which includes our operations in the USA, Canada and Mexico) has delivered an excellent performance. Revenues were £5.9 billion (2008: £4.6 billion), with organic growth of 1.6%. Operating profit increased by £49 million, or 12.5% on a constant currency basis, to £441 million (2008: £392 million on a constant currency basis). A focus on driving efficiencies, particularly through the purchasing, logistics and production processes and initiatives to reduce overheads, contributed to a full year margin improvement of 60 basis points on a constant currency basis.

The Business & Industry sector has had another year of strong new business gains, including the World Bank Group. Despite the like for like pressures on volume, consumer demand for value offers and "grab and go" increased. This, together with more focused promotions, has helped drive participation and spend. Tight cost management and further efficiency gains has enabled the sector to deliver another year of strong profit and margin growth. The acquisition of Kimco earlier in the year has enhanced our support services capability in this sector, enabling us to better serve our existing clients by offering a combined food and support services package.

In Healthcare, the ongoing integration of our recent acquisitions of Professional Services and Medi-Dyn, both specialist healthcare support service providers, has strengthened our support services offers and contributed to the delivery of strong revenue growth and excellent retention rates. For example, we have recently been appointed to provide support services to The Mount Sinai Hospital in Manhattan, one of the USA's oldest and largest teaching hospitals.

We have seen good like for like volume growth in Education, driven by increasing enrolments and take up of board plans throughout the year. New business also remained very strong and we have delivered double digit organic revenue growth. We have recently won a contract with The University of North Carolina at Greensboro to provide both dining and vending services as well as contracts with Duval County Public Schools, the University of Pennsylvania and Bowling Green University.

In Levy, our Sports & Leisure business, our ability to quickly flex costs in line with demand and the delivery of further efficiencies has enabled us to improve margins. We continue to see a strong pipeline for new business opportunities and have had some exciting wins including a significant contract with the Palace of Auburn Hills (home to the Detroit Pistons of the NBA) as well as the United Center (home to the Chicago Bulls and Chicago Blackhawks).

In Canada, we have recently entered into an agreement with Suncor Energy to provide catering and support services to the new Firebag Village site. We have been partnered with Suncor Energy since 1967, when they started their first operations in the Oil Sands.

Continental Europe
25.5% Group revenue (2008: 26.4%)

Revenue in Continental Europe totalled £3.4 billion (2008: £3.0 billion) with organic revenue 1.1% lower than last year. However, management of the flexible cost base and further efficiency gains resulted in a robust operating profit performance of £232 million, an increase of 4% on constant currency basis, and margin improvement of 30 basis points to 6.8%.

Across the geography we have seen a consistent and encouraging rate of new contract wins. For example, we have extended our relationship with Shell and now provide a wide variety of services across many countries. In Continental Europe this now includes Germany, Austria, Switzerland and Italy amongst others.

In Germany, we have successfully integrated the recent acquisitions of Plural, a support service specialist, and LPS and are already seeing the benefits of new business opportunities through cross-selling. The Education sector has developed significantly this year with our largest ever contract win for public schools in Offenberg, Baden-Wuerttemberg, as well as other exciting new wins in both the public and private sectors.

The Nordic region, where high levels of organic growth have been maintained through the year, has seen strong new business wins in both food and multi services, including AstraZeneca, Sweco and Volvo in Sweden and Statoil in Norway.

The turnaround plan in Italy continues to deliver good results, with solid margin improvement. Following recent wins in support services, such as the large contract with Trenitalia (Italian Railways), we are seeing encouraging signs regarding the cross-selling potential. Our Education business is continuing to generate good levels of new business and like for like growth, with contract wins across the country (including Rome and Turin).

The Spanish business has also performed extremely well and had a particularly strong year in Healthcare. This has been driven by new business gains, with both public and private hospitals (for example, Pius Hospital de Valls) as well as in the senior living market. The management team has simplified the structure to increase efficiency and has improved purchasing and logistics processes providing a solid base for future growth.

UK & Ireland
13.6% Group revenue (2008: 16.8%)

Revenues were £1.8 billion (2008: £1.9 billion). We have continued to work hard in the UK & Ireland, streamlining the back office and improving productivity. This has enabled us to significantly improve our margins by 60 basis points, despite the difficult economic conditions, with a good increase in operating profit to £114 million (2008: £108 million).

In the Business & Industry sector we continue to win high quality new business, in both catering and support services. Notably, Compass has been awarded a contract with the Lloyds Banking Group to provide catering to the Group's 78 UK sites for the next five years. The new Royal Institute of Chartered Surveyors contract requires us to provide staff dining, reception services and hospitality catering. During the year we have also won important new business with BSkyB and National Grid as well as renewing contracts with Heinz and JohnsonDiversey. Continued flexing of labour costs in line with demand and tight control of discretionary spend has enabled us to move the margin forward strongly.

Growth in the Healthcare sector has been driven by new business and good like for like volume growth. The newly acquired food and retail outlets from McColls have contributed to the good progress we continue to make in extending our retail offer, with over 55 new outlets opened since the start of the year taking the total to over 100. We have secured good quality new business such as the Southend NHS Foundation Trust where we have extended our relationship to feed 1,000 patients and 4,000 employees using our advanced Steamplicity concept.

We are making good progress in the Education sector and are really starting to see the benefits of our work over the last few years. We believe we now have the right offer for primary and secondary school meals and are in a strong position to grow this part of the business. We have recently also won new contracts in higher education with Warwick University, the largest university campus in the UK, as well as extending our existing contracts with Oxford Brookes University, Roehampton University and De Montfort University. We have made

excellent progress on productivity, where a focus on labour hours and unit overheads has driven margin growth of over 100 basis points compared to the previous year.

We have had success in winning new business in the Sports & Leisure sector. For example we have won contracts with Hampshire Cricket Club's Rose Bowl and the 2010 Ryder Cup, where we will again provide the hospitality and catering for officials, guests and spectators, as well as our landmark deal with the Jockey Club where we now provide foodservice to all of their 14 racecourses. A focus on flexing labour and other costs has minimised the impact on profit of the decline in hospitality revenues in the sector.

Rest of the World
17.2% Group revenue (2008: 17.0%)

Our Rest of the World businesses have delivered solid organic revenue growth of 2.3%. Operating profit increased by £27 million, or 22% on a constant currency basis, to £148 million (2008: £121 million on a constant currency basis). The acquisition of the remaining 50% of the shares of GR S.A. in Brazil, completed in March 2008, contributed strongly to this growth. The margin has increased by 100 basis points overall on a constant currency basis to 6.4%.

We are continuing to see good levels of new business wins across most countries in the region, including new contracts with HSBC in both China and Argentina and Coca Cola in China. In Brazil we have won Monsanto and Cia Muller de Bebidas, a leading beverage manufacturer. The drive for overhead efficiencies, coupled with restructuring programs, has contributed to the excellent margin progression.

In Australia we have seen good organic revenue growth driven by the Defence, Offshore and Remote site sector which comprises the majority of the business. Chevron recently awarded us a very significant contract to provide food and a full range of support services at its facilities in Western Australia. The Healthcare sector grew by nearly 20% in the year and continues to provide excellent opportunities for future growth. Already one of the more efficient businesses in the Group, Australia has delivered further margin improvement by focusing on all areas of cost.

The large Business & Industry and Sports & Leisure sectors in Japan mean that organic revenue growth has been a challenge. However, excellent progress on overhead control and driving efficiencies in the supply chain have delivered a further 100 basis points improvement in the margin, moving Japan a step closer to the Group average.

In Brazil new business wins have been very strong. They include contracts with Petrobras, Brazil's largest energy company, and Noble, marking our entry into the offshore market there. The management team has been quick to react to market changes by managing the cost base and continuing to deliver cost efficiencies. The margins have increased and the recently strengthened management team is now well placed to grow our business across all sectors in this exciting market.

Our UAE based joint venture has seen strong organic revenue growth and excellent like for like volumes in our remote site business. We have seen particularly strong growth in support services and the pipeline of new business looks encouraging.

Our businesses serving the energy and extraction sectors have delivered solid double digit organic revenue growth and have excellent retention rates. We continue to benefit from the very high levels of activity in these sectors, particularly the construction of liquid natural gas production, storage and export facilities worldwide.

nallocated verheads

Unallocated overheads for the year were £58 million (2008: £62 million), reflecting delivery of further efficiencies in the central overhead structure.

inance Costs

Underlying net finance cost, excluding hedge accounting ineffectiveness and the impact of revaluing investments and minority interest put options, was £100 million (2008: £73 million). This reflects the impact of exchange rates on the interest payable on US Dollar and Euro denominated debt and the lower interest rates receivable on cash deposits. It also reflects an increased charge in relation to pensions of £11 million (2008: credit of £2 million). We currently expect the underlying net finance cost for 2010 to be around £85 million at current exchange rates.

ther Gains and osses

Other gains and losses include a £7 million (2008: £4 million) cost of hedge accounting ineffectiveness and a £3 million credit (2008: £16 million cost) from revaluing investments and minority interest put options.

Profit Before ax

Profit before tax from continuing operations was £773 million (2008: £566 million).

On an underlying basis, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the impact of revaluing investments and minority interest put options, profit before tax from continuing operations increased by 33.1% to £784 million (2008: £589 million).

ncome ax Expense

Income tax expense from continuing operations was £221 million (2008: £169 million).

On an underlying basis, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the impact of revaluing investments and minority interest put options, the tax charge on continuing operations was £224 million (2008: £171 million), equivalent to an effective tax rate of 29% (2008: 29%). Based on current corporate tax rates applicable to our major countries of operation, we expect the tax rate to average out around the 27% level in the short to medium term.

Discontinued perations

The profit after tax from discontinued operations was £40 million (2008: £53 million).

Basic Earnings per Share

Basic earnings per share, including discontinued operations, were 31.7 pence (2008: 23.7 pence).

On an underlying basis, excluding discontinued operations, the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the impact of revaluing investments and minority interest put options, and the tax attributable to these amounts, the basic earnings per share from continuing operations were 30.0 pence (2008: 22.0 pence).

	Attributable Profit		Basic Earnings Per Share		
	2009	2008	**2009**	2008	Change
	m	£m	**pence**	pence	%
Reported	**5**	443	**.**	23.7	33.8
Discontinued operations	**0**	(53)	**2.2**	(2.8)	
Other adjustments		21	**0.5**	1.1	
Underlying	**55**	411	**0.0**	22.0	36.4

Dividends

It is proposed that a final dividend of 8.8 pence per share will be paid on 1 March 2010 to shareholders on the register on 30 January 2010. This will result in a total dividend for the year of 13.2 pence per share (2008: 12.0 pence per share), a year on year increase of 10.0%. The dividend was covered 2.3 times on an underlying earnings basis and 2.6 times on a free cash basis.

ree Cash low

Free cash flow from continuing operations totalled £593 million (2008: £520 million). The major factors contributing to the increase were: £219 million increase in underlying operating profit before associates offset by £93 million higher net capital expenditure and £38 million lower working capital inflow.

Gross capital expenditure of £287 million (2008: £200 million), including amounts purchased by finance lease of £4 million (2008: £8 million), is equivalent to 2.1% of revenues (2008: 1.7% of revenues). We currently expect the level of gross capital expenditure for 2010 to be at a similar level. Proceeds from the sale of assets were £24 million and we expect these will be minimal in 2010.

Working capital continues to be well managed, delivering an overall £8 million working capital inflow in the year. We believe that there remains further scope for improvement.

The cash tax rate for the year was 21% (2008: 25%), based on underlying profit before tax for the continuing operations, benefiting from a few large refunds relating to prior years. We currently expect the cash tax rate to average out towards the 27% level for the short to medium term.

The net interest outflow for the year was £100 million (2008: £81 million).

Ac uisition Payments

The acquisition spend in the year totalled £165 million. This includes £115 million of infill acquisitions (including £52 million on Kimco and £8 million on Lackmans in the USA, £17 million on Plural in Germany and £21 million on McColls retail site leases in the UK) and £35 million on the buyout of minority interests (including £11 million to take our shareholding in Seiyo Foods, our Japanese business, from 95% to 100%).

Disposals

Payments made in respect of businesses disposed or discontinued in prior years totalled £31 million.

Purchase of wn Shares

The Group spent cash of £12 million (2008: £355 million) on the purchase of its shares in the year.

Return on Capital Employed

Return on capital employed (ROCE) was 18.7% (2008: 15.2%) based on continuing business before exceptional items, excluding the Group's minority partners' share of total operating profit, net of tax at 28.6% and using an average capital employed for the year of £3,350 million (2008: £3,073 million) calculated from the IFRS balance sheet.

Pensions

The Group has continued to review and monitor its pension obligations throughout the year working closely with the Trustees and members of schemes around the Group to ensure proper and prudent assumptions are used and adequate provision and contributions are made.

The Group's total pension fund deficit at 30 September 2009 was £335 million (2008: £131 million), with the increase principally resulting from lower discount rates. The total pensions charge for defined contribution schemes in the year was £27 million (2008: £28 million) and £34 million (2008: £19 million) for defined benefit schemes. Included in the defined benefit scheme costs was a £11 million charge to net finance cost (2008: £2 million credit).

Ris s and ncertainties

The Board takes a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders.

The principal risks and uncertainties facing the business and the activities the Group undertakes to mitigate these are set out in the section headed 'Managing Risk' below.

Shareholder Return

The market price of the Group's ordinary shares at the close of the financial year was 382 pence per share (2008: 344 pence per share).

Related Party ransactions

Details of transactions with related parties are set out in Note 34. These transactions have not, and are not expected to have, a material effect on the financial performance or position of the Group.

inancial Position

The ratio of net debt to market capitalisation of £7,082 million as at 30 September 2009 was 13% (2008: 16%).

During the year net debt reduced to £943 million (2008: £1,005 million) including a negative impact from foreign exchange translation of £118 million and cash spent on share buy backs totalling £12 million.

At 30 September 2009, the Group had cash reserves of £588 million. In addition, the Group had an undrawn bank facility of £756 million committed through to 2012. Taking account of cash required for day to day operations, the Group estimates it currently has headroom of around £1 billion.

Looking forward, £200 million of Sterling denominated bonds are due for repayment in January 2010 and it is currently envisaged that this will be paid out of surplus cash. With strong ongoing free cash flow generation, the Group believes that it is in a strong financial position.

The EBIT to net interest ratio has increased from 3.2 times in 2006 to 8.8 times in 2009, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the change in fair value of minority interest put options and discontinued operations. EBITDA to net interest has increased from 5.6 times to 11.1 times in the same period, including discontinued operations but excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the change in fair value of minority interest put options. The Group remains committed to maintaining strong investment grade credit ratings.

Going Concern

The Group's business activities, together with the factors likely to affect its future development, performance and position are set out in the Business Review, as is the financial position of the Group, its cash flows, liquidity position, and borrowing facilities. In addition, Note 20 includes the Group's objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities and its exposures to credit risk and liquidity risk.

The Group has considerable financial resources together with longer term contracts with a number of customers and suppliers across different geographic areas and industries. As a consequence, the directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook.

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.



Andrew D artin
Group Finance Director

Managing Risk

The Board takes a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders. The Group has policies and procedures in place to ensure that risks are properly evaluated and managed at the appropriate level within the business.

The identification of risks and opportunities; the development of action plans to manage the risks and exploit the opportunities; and the continual monitoring of progress against agreed KPIs is an integral part of the business process, and a core activity throughout the Group.

Control is exercised at Group and business level through the Group's Management and Performance framework, monthly monitoring of performance by comparison with budgets and forecasts and through regular Business Reviews with the Group Chief Executive and the Group Finance Director.

This is underpinned by a formal major risk assessment process which is an integral part of the annual business cycle. As part of the process, each of the Group's businesses is required to identify and document major risks and appropriate mitigating activities and controls; and monitor and report to management on the effectiveness of these controls on a biannual basis. Senior managers are also required to sign biannual confirmations of compliance with key procedures and to report any breakdowns in, or exceptions to, these procedures. The results are reviewed by the Executive Committee and the Board.

The Group also has formal procedures in place, with clearly designated levels of authority, for approving acquisitions and other capital investments. This is supported by a post investment review process for selected acquisitions and major items of capital expenditure.

The table below sets out the principal risks and uncertainties facing the business at the date of this report and the systems and processes the Group has in place to manage and mitigate these risks.

Ris		**itigation**
Health, safety and environment	Food safety	Compass feeds millions of consumers around the world every day, therefore setting the highest standards for food hygiene and safety is paramount. The Group has appropriate policies, processes and training procedures to ensure full compliance with legal obligations.
	Health and safety	Health and safety remains our number one operational priority. All management meetings throughout the Group feature a Health and Safety update as one of their first agenda items.
	Environment	Everyday, everywhere, we look to make a positive contribution to the health and wellbeing of our customers, the communities we work in and the world we live in. Our Corporate Responsibility statement in the Annual Report describes our approach in more detail.
Clients and consumers	Client retention	We aim to build long-term relationships with our clients based on quality and value. Our business model is structured so that we are not reliant on one particular sector, geography or group of clients.
	Consolidation of food and support services	We have developed a range of support services to complement our existing foodservice offer. These services are underpinned by the Compass Service Framework, our standard operating platform for support services, which gives us the capability to deliver to the same consistent world-class standard globally.
	Bidding risk	The Group's operating companies bid selectively for large numbers of contracts each year and a more limited number of concession opportunities. Tenders are developed in accordance with a thorough process which identifies both the potential risks (including social and ethical risks) and rewards, and are subject to approval at an appropriate level of the organisation.
	Credit risk	There is limited concentration of credit risk with regard to trade receivables given the diverse and unrelated nature of the Group's client base.
	Service delivery and compliance with contract terms and conditions	The Group's operating companies contract with a large number of clients. Processes are in place to ensure that the services delivered to clients are of an appropriate standard and comply with the appropriate contract terms and conditions.

Risk		Mitigation
	Changes in consumer preferences	We strive to meet consumer demand for quality, choice and value by developing innovative and nutritious food offers which suit the lifestyle and tastes of our consumers.
People	People retention and motivation	The recruitment and retention of skilled employees is a challenge faced by the industry at large. The Group has established training and development programmes, succession planning and performance management programmes which are designed to align rewards with our corporate objectives and to retain and motivate our best people.
Supply Chain	Suppliers	The Group constantly strives to find the right balance between building long-term supply relationships based on the compatibility of values and behaviour with the requirements of the Group as well as quality and price. The Group seeks to avoid over-reliance on any one supplier.
	Traceability	To reduce risk we are focusing on traceability, clear specification of our requirements to nominated suppliers and the improvement of purchasing compliance by unit managers.
Economic risk	Economy	Around 50% of our business, the Healthcare, Education and Defence, Offshore and Remote Site sectors, are less susceptible to economic downturns. Revenues in the remaining 50%, the Business & Industry and Sports & Leisure sectors, are more susceptible to the economy and employment levels. However, with the variable and flexible nature of our cost base, it is generally possible to contain the impact of like for like volume declines.
	Food cost inflation	As part of our MAP programme we seek to manage food price inflation through: cost indexation in our contracts, giving us the contractual right to review pricing with our clients; menu management to substitute ingredients in response to any forecast shortages and cost increases; and continuing to drive greater purchasing efficiencies through supplier rationalisation and compliance.
	Labour cost inflation	Our objective is always to deliver the right level of service in the most efficient way. As part of our MAP programme we have been deploying tools and processes to optimise labour productivity and exercise better control over other labour costs such as absenteeism, overtime and third party agency spend; and to improve our management of salary and benefit costs and control labour cost inflation.
Regulatory, political and competitive environment	Political stability	Compass is a global company operating in countries and regions with diverse economic and political conditions. Our operations and earnings may be adversely affected by political or economic instability. However, we remain aware of these risks and look to mitigate them wherever possible. We have also taken the strategic decision to withdraw from a number of countries (and had completed most of these withdrawals by the date of this report) where we consider the risks outweigh the rewards.
	Regulation	Changes to laws or regulations could adversely affect our performance. We engage with governmental and non-governmental organisations directly or through trade associations to ensure that our views are represented.
	Competition	Compass operates in a competitive market place. The level of concentration and outsource penetration varies by country. Some markets are relatively concentrated with two or three key players, others are highly fragmented and offer significant opportunities for consolidation and penetration into the self-operated market. Aggressive pricing from our competitors could cause a reduction in our revenues and margins. We aim to minimise this by building long term relationships with our clients based on quality and value.
Acquisitions and investments	Acquisition risk	Potential acquisitions are identified by the operating companies and subject to appropriate levels of due diligence and approval by Group management. Post acquisition integration and performance is closely managed and subject to regular review.
	Investment risk	Capital investments are subject to appropriate levels of scrutiny and approval by Group management.
	Joint ventures	In some countries we operate through joint ventures. Procedures are in place to ensure that joint venture partners bring skills, experience and resources that complement and add to those provided from within the Group.

Risk		Mitigation
Information technology and infrastructure		The Group relies on a variety of IT systems in order to manage and deliver services and communicate with its customers, suppliers and employees. There is minimal inter-country dependence on IT systems, and all of the Group's major operating companies have appropriate disaster recovery plans in place.
Fraud and compliance		The Group's zero tolerance based Code of Ethics governs all aspects of our relationship with our stakeholders. All alleged breaches of the Code are investigated. The Group's procedures include regular operating reviews, underpinned by a continual focus on ensuring the effectiveness of internal controls.
Litigation		Though we do not operate in a litigious industry, we have in place policies and processes in all of our main operating companies to report, manage and mitigate against third-party litigation.
Reputation risk		Our brands are amongst the most successful and best established in our industry. They represent a key element of the Group's overall marketing and positioning. In the event that our brand or reputation is damaged this could adversely impact the Group's performance. The Group's zero tolerance based Code of Ethics is designed to safeguard the Company's assets, brands and reputation.
Financial risk	Overview	Compass Group's financial risk management strategy is based upon sound economic objectives and good corporate practice. The main financial risks concern the availability of funds to meet our obligations (liquidity risk), movements in exchange rates (foreign currency risk), movements in interest rates (interest rate risk), and counterparty credit risk. Derivative and other financial instruments are used to manage interest rate and foreign currency risks. Further details of our financial risks and the ways in which we mitigate them are set out below.
	Liquidity Risk	The Group finances its borrowings from a number of sources including banks, the public markets and the private placement markets. The maturity profile of the Group's principal borrowings at 30 September 2009 shows the average period to maturity is 3.1 years. The Group's undrawn committed bank facilities at 30 September 2009 were £756 million (2008: £689 million).
	Financial Instruments	The Group continues to manage its foreign currency and interest rate exposure in accordance with the policies set out below. The Group's financial instruments comprise cash, borrowings, receivables and payables that are used to finance the Group's operations. The Group also uses derivatives, principally interest rate, currency swaps and forward currency contracts, to manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial instruments. The Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates and to manage the Group's financial risks. The Board approves any changes to the policies.
	Foreign Currency Risk	The Group's policy is to match as far as possible its principal projected cash flows by currency to actual or effective borrowings in the same currency. As currency cash flows are generated, they are used to service and repay debt in the same currency. To implement this policy, forward currency contracts or currency swaps are taken out which, when applied to the actual currency liabilities, convert these to the required currency. A reconciliation of the 30 September 2009 actual currency liabilities to the effective currency borrowed is set out in note 20 of the consolidated financial statements. The borrowings in each currency give rise to foreign exchange differences on translation into Sterling. Where the borrowings are either less than, or equate, to the net investment in overseas operations, these exchange rate movements are treated as movements on reserves and recorded in the statement of recognised income and expense rather than in the income statement. Non-Sterling earnings streams are translated at the average rate of exchange for the year. This results in differences in the Sterling value of currency earnings from year to year. The table in note 36 of the consolidated financial statements sets out the exchange rates used to translate the income statements, balance sheets and cash flows of non-Sterling denominated entities.
	Interest Rate Risk	As detailed above, the Group has effective borrowings in a number of currencies and its policy is to ensure that, in the short-term, it is not materially exposed to fluctuations in interest rates in its principal currencies. The Group implements this policy either by borrowing fixed rate debt or by using interest rate swaps so that at least 80% of its projected net debt is fixed for one year, reducing to 60% fixed for the second year and 40% fixed for the third year.

Risk	Mitigation
Pensions risk	The Group's defined benefit pension schemes are closed to new entrants other than for transfers under public sector contracts in the UK where the Company is obliged to provide final salary benefits to transferring employees. Steps have been taken to reduce the investment risk in these schemes. Further information is set out in note 23 of the consolidated financial statements.
Tax risk	As a Group, we seek to plan and manage our tax affairs efficiently in the jurisdictions in which we operate. In doing so, we aim to act in compliance with the relevant laws and disclosure requirements. In an increasingly complex international tax environment, a degree of uncertainty is inevitable in estimating our tax liabilities. We exercise our judgement, and seek appropriate professional advice, in assessing the amounts of tax to be paid and the level of provision required. The effective rate of tax may be influenced by a number of factors, including changes in laws and accounting standards, which could increase the rate.

Consolidated Financial Statements

Directors' responsibilities

The financial information set out below does not constitute the company's statutory accounts for the years ended 30 September 2009 or 2008, but is derived from those accounts. Statutory accounts for 2008 have been delivered to the Registrar of Companies and those for 2009 will be delivered following the company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified, did not draw attention to any matters by way of emphasis without qualifying their report and did not contain statements under s237(2) or (3) Companies Act 1985 / s498(2) or (3) Companies Act 2006.

The annual report and accounts complies with the Disclosure and Transparency Rules ('DTR') of the United Kingdom's Financial Services Authority in respect of the requirement to produce an annual financial report. The annual report and accounts is the responsibility of, and has been approved by, the directors. We confirm that to the best of our knowledge:

- the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards('IFRS');
- the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- the annual report and accounts includes a review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

On behalf of the Board



Mark hite
General Counsel and Company Secretary
25 November 2009

The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards ('IFRS'). Company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 2006 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expense set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards.

Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 2006. The directors, having prepared the financial statements, have permitted the auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit opinion.

The directors are also responsible for the maintenance and integrity of the Compass Group PLC website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Consolidated income statement

for the year ended 30 September 2009

	Notes	2009 m	2008 £m
Continuing operations			
Revenue	1	,	11,440
Operating costs	2	2,5	(10,785)
perating profit	1	0	655
Share of profit of associates	1, 13		4
otal operating profit	1		659
Finance income	4		27
Finance costs	4		(100)
Hedge accounting ineffectiveness	4		(4)
Change in fair value of investments and minority interest put options	4		(16)
Profit before tax			566
Income tax expense	5	22	(169)
Profit for the year from continuing operations	1	552	397
Discontinued operations			
Profit for the year from discontinued operations	6	0	53
Continuing and discontinued operations			
Profit for the year		592	450
Attributable to			
Equity shareholders of the Company		5	443
Minority interest			7
Profit for the year		592	450
Basic earnings per share pence			
From continuing operations	8	29.5p	20.9p
From discontinued operations	8	2.2p	2.8p
From continuing and discontinued operations	8	. p	23.7p
Diluted earnings per share pence			
From continuing operations	8	29. p	20.8p
From discontinued operations	8	2.2p	2.8p
From continuing and discontinued operations	8	. p	23.6p

Analysis of operating profit

for the year ended 30 September 2009

		2009 m	2008 £m
Continuing operations			
Operating profit before associates and amortisation of intangibles arising on acquisition			658
Share of profit of associates			4
Operating profit before amortisation of intangibles arising on acquisition			662
Amortisation of intangibles arising on acquisition			(3)
otal operating profit			659

Consolidated statement of recognised income and expense

for the year ended 30 September 2009

	Notes	Movements in e uity					
		Retained earnings m	Revaluation reserve m	ranslation reserve m	Minority interest m	otal 2009 m	Total 2008 £m
Net income expense recognised in e uity							
Currency translation differences				5		9	67
Actuarial gains/(losses) on post-retirement employee benefits	23	20				20	15
Tax on items taken directly to equity	5			9		0	5
Other							(1)
Net income/(expense) recognised directly in equity		5		9			86
Profit for the year							
Profit for the year		5				592	450
otal recognised income and expense for the year	25			9	0	5	536
Attributable to							
Equity shareholders of the Company				9		5	526
Minority interest					0	0	10
otal recognised income and expense for the year	25			9	0	5	536

Consolidated balance sheet
as at 30 September 2009

	Notes	2009 m	2008 £m
Non current assets			
Goodwill	10	,5 0	3,290
Other intangible assets	11	9	393
Property, plant and equipment	12	5 0	463
Interests in associates	13	2	28
Other investments	14	2	17
Trade and other receivables	16		66
Deferred tax assets*	5	00	256
Derivative financial instruments**	20	0	19
Non-current assets		5,09	4,532
Current assets			
Inventories	17	2 0	213
Trade and other receivables	16	, 0	1,577
Tax recoverable*		25	19
Cash and cash equivalents**	18	5	579
Derivative financial instruments**	20	2	1
Current assets		2,550	2,389
otal assets		,	6,921
Current liabilities			
Short-term borrowings**	19	2	(382)
Derivative financial instruments**	20	5	(4)
Provisions	22	2	(113)
Current tax liabilities*		2 0	(234)
Trade and other payables	21	2,	(2,235)
Current liabilities		,099	(2,968)
Non current liabilities			
Long-term borrowings**	19	,2	(1,212)
Derivative financial instruments**	20		(6)
Post-employment benefit obligations	23	5	(131)
Provisions	22	2	(341)
Deferred tax liabilities*	5		(24)
Trade and other payables	21	29	(33)
Non-current liabilities		,99	(1,747)
otal liabilities		5,09	(4,715)
Net assets		2,5 5	2,206
E uity			
Share capital	24, 25	5	184
Share premium account	25	2 5	178
Capital redemption reserve	25		44
Less: Own shares	25	2	(4)
Other reserves	25	, 9	4,401
Retained earnings	25	2, 95	(2,616)
otal e uity shareholders funds		2,5	2,187
Minority interests	25	9	19
otal e uity		2,5 5	2,206

* Component of current and deferred taxes ** Component of net debt

Approved by the Board of directors on 25 November 2009 and signed on their behalf by

Richard Cousins, Director
Andrew D Martin, Director

Consolidated cash flow statement

for the year ended 30 September 2009

	Notes	2009 m	2008 £m
Cash flow from operating activities			
Cash generated from operations	28	,	915
Interest paid			(104)
Interest element of finance lease rentals			(2)
Tax received		**22**	16
Tax paid			(165)
Net cash from/(used in) operating activities of continuing operations			660
Net cash from/(used in) operating activities of discontinued operations	29		2
Net cash from used in operating activities			662
Cash flow from investing activities			
Purchase of subsidiary companies and investments in associates[1]	27	**5**	(181)
Proceeds from sale of subsidiary companies and associates - discontinued activities[1]	6		(17)
Proceeds from sale of subsidiary companies and associates - other activities[1]			12
Tax on profits from sale of subsidiary companies and associated undertakings			45
Purchase of intangible assets and investments			(73)
Purchase of property, plant and equipment			(119)
Proceeds from sale of property, plant and equipment / intangibles		**2**	26
Purchase of other investments			-
Proceeds from sale of other investments		**5**	1
Dividends received from associated undertakings			5
Interest received			25
Net cash from/(used in) investing activities by continuing operations		**5**	(276)
Net cash from/(used in) investing activities by discontinued operations	29		-
Net cash from used in investing activities		**5**	(276)
Cash flow from financing activities			
Proceeds from issue of ordinary share capital	25	**2**	58
Purchase of own shares[2]		**2**	(355)
Net increase/(decrease) in borrowings - excluding new leases / repayments	30		(141)
Repayment of obligations under finance leases	30	**5**	(11)
Equity dividends paid	9, 25	**229**	(209)
Dividends paid to minority interests	25		(4)
Net cash from/(used in) financing activities by continuing operations		**09**	(662)
Net cash from/(used in) financing activities by discontinued operations	29		-
Net cash from used in financing activities		**09**	(662)
Cash and cash e uivalents			
Net increase decrease in cash and cash e uivalents	30		(276)
Cash and cash equivalents at beginning of the year	30	**5 9**	839
Currency translation gains/(losses) on cash and cash equivalents	30	**20**	16
Cash and cash e uivalents at end of the year	30	**5**	579

(1) Net of cash acquired or disposed and payments received or made under warranties and indemnities.
(2) Share buy-back and increase/(decrease) in own shares held to satisfy employee share-based payments.

Reconciliation of free cash flow from continuing operations

for the year ended 30 September 2009

	2009 m	2008 £m
Net cash from operating activities of continuing operations		660
Purchase of intangible assets and investments		(73)
Purchase of property, plant and equipment		(119)
Proceeds from sale of property, plant and equipment / intangibles	**2**	26
Purchase of other investments		-
Proceeds from sale of other investments	**5**	-
Dividends received from associated undertakings		5
Interest received		25
Dividends paid to minority interests		(4)
Other		-
Free cash flow from continuing operations	**59**	520

Notes to the consolidated financial statements
for the year ended 30 September 2009

Segmental reporting

Revenues	Geographical segments North America £m	Continental Europe £m	UK & Ireland £m	Rest of the World £m	Intra-Group £m	Total £m
ear ended 0 September 2009						
Total revenue	**5,**	**, 29**	**, 29**	**2,**		**,**
Less: Discontinued operations						
External revenue continuing	**5,**	**, 29**	**, 29**	**2, 5**		**,**
ear ended 0 September 200						
Total revenue	4,553	3,021	1,926	1,947	-	11,447
Less: Discontinued operations	-	-	-	(7)	-	(7)
External revenue continuing	4,553	3,021	1,926	1,940	-	11,440

Revenues	Products and services: Sectors Business & Industry £m	Education £m	Healthcare & Seniors £m	Sports & Leisure £m	Offshore & Remote £m	Total £m
ear ended 0 September 2009						
External revenue	6,153	2,038	2,529	1,449	1,278	13,447
Less: Discontinued operations	-	-	-	-	(3)	(3)
External revenue - continuing	6,153	2,038	2,529	1,449	1,275	13,444
ear ended 0 September 200						
External revenue	5,432	1,632	1,997	1,194	1,192	11,447
Less: Discontinued operations	-	-	-	-	(7)	(7)
External revenue - continuing	5,432	1,632	1,997	1,194	1,185	11,440

(1) There is no inter-segmental trading.
(2) Continuing revenues from external customers arising in the UK, the Group's country of domicile, were £1,749 million (2008:£1,855 million). Continuing revenues from external customers arising in all foreign countries from which the Group derives revenues were £11,695 million (2008:£9,585 million).

Result	Geographical segments					
	North America £m	Continental Europe £m	UK & Ireland £m	Rest of the World £m	Central activities £m	Total £m
ear ended 0 September 2009						
Total operating profit before associates and amortisation of intangibles arising on acquisition		**2 2**			**5**	
Less: Discontinued operations						
perating profit before associates and amortisation of intangibles arising on ac uisition continuing		**2 2**			**5**	
Less: Amortisation of intangibles arising on acquisition						
perating profit before associates continuing	**0**	**2 2**			**59**	**0**
Add: Share of profit of associates						
perating profit continuing		**2 2**			**59**	
Finance income						
Finance costs						
Hedge accounting ineffectiveness						
Change in the fair value of investments and minority interest put options						
Profit before tax						
Income tax expense						**22**
Profit for the year from continuing operations						**552**
ear ended 0 September 200						
Total operating profit before associates and amortisation of intangibles arising on acquisition	311	197	108	103	(62)	657
Less: Discontinued operations	-	-	-	1	-	1
perating profit before associates and amortisation of intangibles arising on ac uisition continuing	311	197	108	104	(62)	658
Less: Amortisation of intangibles arising on acquisition	-	-	-	(3)	-	(3)
perating profit before associates continuing	311	197	108	101	(62)	655
Add: Share of profit of associates	2	-	2	-	-	4
perating profit continuing	313	197	110	101	(62)	659
Finance income						27
Finance costs						(100)
Hedge accounting ineffectiveness						(4)
Change in the fair value of investments and minority interest put options						(16)
Profit before tax						566
Income tax expense						(169)
Profit for the year from continuing operations						397

2 perating costs

perating costs	2009 m	2008 £m
Cost of food and materials:		
Cost of inventories consumed	, 5	3,776
Labour costs:		
Employee remuneration (note 3)	5,9	5,083
Overheads:		
Depreciation - owned property, plant and equipment	25	115
Depreciation - leased property, plant and equipment		10
Amortisation - owned intangible assets	9	81
Property lease rentals		50
Other occupancy rentals - minimum guaranteed rent	5	39
Other occupancy rentals - rent in excess of minimum guaranteed rent	2	10
Other asset rentals		58
Audit and non-audit services	5	5
Other expenses	,	1,555
Operating costs before amortisation of intangibles arising on acquisition	2,5	10,782
Amortisation - intangible assets arising on acquisition		3
Total continuing operations	2,5	10,785

(1) Impairment of goodwill and inventories and net foreign exchange gains/losses recorded in income statement £nil (2008: £nil).

Employees

Average number of employees, including directors and part time employees	2009 Number	2008 Number
North America	5,59	136,853
Continental Europe	,5	78,570
UK & Ireland	2, 09	64,146
Rest of the World	9 ,2	108,591
Total continuing operations	,	388,160
Discontinued operations	2	21
Total continuing and discontinued	, 0	388,181

Aggregate remuneration of all employees including directors	2009 m	2008 £m
Wages and salaries	,9 9	4,297
Social security costs	925	723
Share-based payments		14
Pension costs - defined contribution plans	2	28
Pension costs - defined benefit plans	2	21
Total continuing operations	5,9	5,083
Discontinued operations		1
Total continuing and discontinued	5,9	5,084

In addition to the pension cost shown in operating costs above, there is a pensions-related net charge to finance costs of £11 million (2008: credit of £2 million).

Financing and other gains losses

Finance income and costs are recognised in the income statement in the period in which they are earned or incurred.

Finance income and costs	2009 m	2008 £m
Finance income		
Bank interest		25
Expected return on pension scheme assets net of amount charged to scheme liabilities (note 23)		2
Total finance income		27
Finance costs		
Bank loans and overdrafts		14
Other loans	90	84
Finance lease interest		2
Interest on bank loans, overdrafts, other loans and finance leases	0	100
Unwinding of discount on put options held by minority shareholders		-
Unwinding of discount on provisions		
Amount charged to pension scheme liabilities net of expected return on scheme assets (note 23)		-
Total finance costs		100
Finance costs by defined AS 9 category		
Fair value through profit or loss (unhedged derivatives)		4
Derivatives in a fair value hedge relationship	22	7
Derivatives in a net investment hedge relationship		(10)
Other financial liabilities	0	99
Interest on bank loans, overdrafts, other loans and finance leases	0	100
Fair value through profit or loss (put options held by minority interests)	2	-
Outside of the scope of IAS 39 (pension scheme charge)		-
Total finance costs		100

(1) IAS 39 'Financial Instruments: Recognition and Measurement'.

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge the risks associated with changes in foreign exchange rates and interest rates. As explained in section Q of the Group's accounting policies, which are set out in the Annual Report, such derivative financial instruments are initially measured at fair value on the contract date, and are re-measured to fair value at subsequent reporting dates. For derivative financial instruments that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement in the period.

The Group has a small number of outstanding put options which enable minority shareholders to require the Group to purchase the minority interest shareholding at an agreed multiple of earnings. These options are treated as derivatives over equity instruments and are recorded in the balance sheet at fair value which is re-evaluated at each period end. Fair value is based on the present value of expected cash outflows. The movement in fair value is recognised as income or expense within the income statement.

ther gains losses	2009 m	2008 £m
edge accounting ineffectiveness		
Unrealised net (gains)/losses on unhedged derivative financial instruments (1)		4
Unrealised net (gains)/losses on derivative financial instruments in a designated fair value hedge (2)	59	(11)
Unrealised net (gains)/losses on the hedged item in a designated fair value hedge	0	11
Unhedged translation losses on foreign currency borrowings		-
Total hedge accounting ineffectiveness (gains)/losses		4
Change in the fair value of investments and minority interest put options		
Change in the fair value of investments (1), (3)		-
Change in the fair value of minority interest put options (credit)/charge (1)		16
Total		16

(1) Categorised as 'fair value through profit or loss' (IAS 39).

(2) Categorised as derivatives that are designated and effective as hedging instruments carried at fair value (IAS 39).

(3) Life insurance policies used by overseas companies to meet the cost of unfunded post-employment benefit obligations included in note 23.

5 ax

Recognised in the income statement: **ncome tax expense on continuing operations**	**2009** **m**	2008 £m
Current tax		
Current year	**202**	176
Adjustment in respect of prior years	**9**	(3)
Current tax expense/(credit)	**9**	173
Deferred tax		
Current year	**2**	(8)
Impact of changes in statutory tax rates		(1)
Adjustment in respect of prior years		5
Deferred tax expense/(credit)	**2**	(4)
otal income tax		
Income tax expense/(credit) on continuing operations	**22**	169

The income tax expense for the year is based on the United Kingdom statutory rate of corporation tax for the period of 28% (2008: 29%). In 2008 the effective rate resulted from the reduction in the UK corporation tax rate from 30% to 28% with effect from 1 April 2008. Overseas tax is calculated at the rates prevailing in the respective jurisdictions.

Reconciliation of the income tax expense on continuing operations	**2009** **m**	2008 £m
Profit before tax from continuing operations before exceptional items		566
Notional income tax expense at the UK statutory rate of 28% (2008: 29%) on profit before tax	**2**	164
Effect of different tax rates of subsidiaries operating in other jurisdictions	**9**	22
Impact of changes in statutory tax rates		(1)
Permanent differences		3
Impact of share-based payments		(5)
Tax on profit of associates		(1)
Losses and other temporary differences not previously recognised	**29**	(25)
Unrelieved current year tax losses		11
Prior year items	**5**	2
Other		(1)
Income tax expense on continuing operations	**22**	169

ax credited charged to e uity	**2009** **m**	2008 £m
Deferred tax credit/(charge) on actuarial gains/losses on post-employment benefits		(5)
Other current and deferred tax credits		2
Total tax credit/(charge) on actuarial gains/losses and other items recognised in equity		(3)
Current tax credit on foreign exchange movements recognised in equity	**9**	8
Tax credit/(charge) on items recognised in equity	**0**	5

Movement in net deferred tax asset liability	Tax depreciation £m	Intangibles £m	Pensions and post-employment benefits £m	Tax losses £m	Self-funded insurance provisions £m	Net short-term temporary differences £m	Total £m
At 1 October 2007	17	(22)	96	9	30	105	235
Credit/(charge) to income	28	(19)	(25)	(4)	7	13	-
Credit/(charge) to equity	-	(7)	(5)	-	-	1	(11)
Transfer from/(to) current tax	-	-	-	-	-	-	-
Business acquisitions	-	(17)	-	-	-	5	(12)
Business disposals	-	9	-	-	-	-	9
Other movements	-	(1)	1	-	-	(2)	(2)
Exchange adjustment	(2)	(7)	7	2	5	8	13
At 30 September 2008	43	(64)	74	7	42	130	232
At 1 October 2008					**2**	**0**	**2 2**
Credit/(charge) to income		**2**	**9**	**5**	**5**		
Credit/(charge) to equity							**0**
Transfer from/(to) current tax							
Business acquisitions							
Business disposals							
Other movements		**5**	**2**				
Exchange adjustment	**2**	**9**			**5**		**5**
At 30 September 2009	**5**	**9**	**25**	**5**	**5**		**2 9**

Net short-term temporary differences relate principally to provisions and other liabilities of overseas subsidiaries.

After netting off balances within countries, the following are the deferred tax assets and liabilities recognised in the consolidated balance sheet:

Net deferred tax balance	**2009** **m**	2008 £m
Deferred tax assets	**00**	256
Deferred tax liabilities		(24)
Net deferred tax asset/(liability)	**2 9**	232

Unrecognised deferred tax assets in respect of tax losses and other temporary differences amount to £67 million (2008: £56 million). Of the total, tax losses of £21 million will expire at various dates between 2010 and 2018. These deferred tax assets have not been recognised as the timing of recovery is uncertain.

As a result of a change to UK tax legislation, overseas dividends received on or after 1 July 2009 will be largely exempt from UK tax but may be subject to foreign withholding taxes. The unremitted earnings of those overseas subsidiaries affected by such taxes is £174 million (2008: £2,616 million as calculated under the previous rules prior to the change in legislation). No deferred tax liability is recognised on these temporary differences as the Group is able to control the timing of reversal and it is probable that this will not take place in the foreseeable future.

Discontinued operations

ear ended 0 September 2009

The profit for the year from discontinued operations comprises the release of surplus provisions of £23 million and accruals of £20 million relating to prior period disposals, additional proceeds of £2 million and a loss after tax from trading activities of £1 million.

ear ended 0 September 200

The profit for the year from discontinued operations of £53 million is comprised of the profit arising on the sale of two properties formerly occupied by Selecta, the European vending business, which was disposed of in July 2007, of £nil; an adjustment to deferred tax liabilities forming part of the net assets of businesses disposed of in prior years of £9 million; the release of surplus provisions of £38 million and accruals relating to prior year disposals of £11 million; and a loss after tax from trading activities of £1 million.

Net assets disposed and disposal proceeds	2009 m	200 m
Property, plant and equipment		2
Gross assets disposed of		2
Tax		(9)
Gross liabilities disposed of	-	(9)
Net assets/(liabilities) disposed of	-	(7)
Increase/(decrease) in retained liabilities [(1)(2)]	9	(68)
Profit/(loss) on disposal before tax	5	58
Consideration, net of costs		(17)
Consideration deferred to future periods		-
Cash disposed of		-
Cash inflow/(outflow) from current year disposals		(17)
Deferred consideration and other payments relating to previous disposals		-
Cash inflow/(outflow) from disposals		(17)

(1) Including the release of surplus provisions of £23 million and surplus accruals of £20 million, and the utilisation of accruals/provisions in respect of purchase price adjustments, warranty claims and other indemnities of £36 million in the year ended 30 September 2009. Total £79 million

(2) Including the release of surplus provisions of £38 million; and surplus accruals of £11 million; the utilisation of provisions in respect of purchase price adjustments; warranty claims and other indemnities of £25 million and the collection of other amounts totalling £6 million in the year ended 30 September 2008. Total £68 million.

Financial performance of discontinued operations	2009 m	200 m
rading activities of discontinued operations		
External revenue		7
Total revenue		7
Operating costs		(8)
Trading activities of discontinued operations before exceptional costs		(1)
Exceptional operating costs (note 7)		-
Profit before tax		(1)
Income tax (expense)/credit		-
Loss after tax		(1)

Exceptional items: Disposal of net assets and other ad ustments relating to discontinued operations		
Profit on disposal of net assets of discontinued operations	2	9
Release of surplus provisions and accruals related to discontinued operations [(2), (3)]		49
Profit on disposal before tax	5	58
Income tax (expense)/credit		(4)
Total profit after tax		54
Profit for the year from discontinued operations		
Profit/(loss) for the year from discontinued operations	0	53

(1) The trading activity in the years ended 30 September 2008 and 30 September 2009 relates to the final run-off of activity in businesses earmarked for closure.

(2) Released surplus provisions of £23 million and surplus accruals of £20 million, total £43 million, in the year ended 30 September 2009

(3) Released surplus provisions of £38 million and the release of surplus accruals of £11 million, total £49 million, in the year ended 30 September 2008.

Exceptional items: ncome tax on disposal of net assets and other ad ustments relating to discontinued operations		
Current tax		-
Deferred tax		(4)
Income tax (expense)/credit on disposal of net assets of discontinued operations		(4)
otal tax income from discontinued operations		
Total income tax (expense)/credit from discontinued operations		(4)

Exceptional items

Exceptional items are disclosed and described separately in the financial statements where it is necessary to do so to clearly explain the financial performance of the Group. Items reported as exceptional are material items of income or expense that have been shown separately due to the significance of their nature or amount.

All of the exceptional items occurring in both the current and the prior year relate to discontinued operations and are described in more detail in note 6.

Exceptional items	2009 m	2008 £m
Continuing operations		
Continuing operations		-
Discontinued operations		
Profit on disposal of net assets and other adjustments relating to discontinued operations net of tax (note 6)		54
Discontinued operations		54
Continuing and discontinued operations		
Total		54

Earnings per share

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the year. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of discontinued operations, the amortisation of intangible assets arising on acquisition, hedge accounting ineffectiveness, and the change in the fair value of investments and minority interest put options and the tax attributable to these amounts. These items are excluded in order to show the underlying trading performance of the Group.

Attributable profit	2009 Attributable profit m	2008 Attributable profit £m
Profit for the year attributable to equity shareholders of the Company	**5**	443
Less: Profit for the year from discontinued operations	**0**	(53)
Attributable profit for the year from continuing operations	**5**	390
Add back: Amortisation of intangible assets arising on acquisition (net of tax)		2
Add back: Loss/(profit) from hedge accounting ineffectiveness (net of tax)	**5**	3
Add back: Change in the fair value of investments and minority interest put options (net of tax)		16
Underlying attributable profit for the year from continuing operations	**55**	411

Average number of shares millions of ordinary shares of 0p each	2009 rdinary shares of 0p each millions	2008 Ordinary shares of 10p each millions
Average number of shares for basic earnings per share	**,**	1,868
Dilutive share options		13
Average number of shares for diluted earnings per share	**, 55**	1,881

	2009 Earnings per share pence	2008 Earnings per share pence
Basic earnings per share pence		
From continuing and discontinued operations	**.**	23.7
From discontinued operations	**2.2**	(2.8)
From continuing operations	**29.5**	20.9
Amortisation of intangible assets arising on acquisition (net of tax)	**0.**	0.1
Hedge accounting ineffectiveness (net of tax)	**0.**	0.2
Change in the fair value of investments and minority interest put options (net of tax)	**0.**	0.8
From underlying continuing operations	**0.0**	22.0
Diluted earnings per share pence		
From continuing and discontinued operations	**.**	23.6
From discontinued operations	**2.2**	(2.8)
From continuing operations	**29.**	20.8
Amortisation of intangible assets arising on acquisition (net of tax)	**0.**	0.1
Hedge accounting ineffectiveness (net of tax)	**0.**	0.2
Change in the fair value of investments and minority interest put options (net of tax)	**0.**	0.8
From underlying continuing operations	**29.9**	21.9

9 Dividends

A final dividend in respect of 2009 of 8.8 pence per share, £165 million in aggregate[1] , has been proposed giving a total dividend in respect of 2009 of 13.2 pence per share (2008: 12.0 pence per share). The proposed final dividend is subject to approval by shareholders at the Annual General Meeting on 5 February 2010 and has not been included as a liability in these financial statements.

Dividends on ordinary shares of 0p each	2009 Dividends per share pence	2009 m	2008 Dividends per share pence	2008 £m
Amounts recognised as distributions to equity shareholders during the year:				
Final dividend for the prior year	.0p		7.2p	135
Interim dividend for the current year	. p		4.0p	74
Total dividends	2. p	229	11.2p	209

(1) Based on the number of shares in issue at 30 September 2009.

0 Goodwill

During the year the group made a number of acquisitions. See note 27 for more details.

Goodwill	£m
Cost	
At 1 October 2007	3,092
Additions	155
Reclassified	(2)
Business disposals - other activities	(2)
Currency adjustment	154
At 30 September 2008	3,397
At 1 October 2008	, 9
Additions	0
Reclassified	
Business disposals - other activities	
Currency adjustment	
At 30 September 2009	,
mpairment	
At 1 October 2007	107
Impairment charge recognised in the year	-
At 30 September 2008	107
At 1 October 2008	0
Impairment charge recognised in the year	
At 30 September 2009	0
Net book value	
At 30 September 2008	3,290
At 30 September 2009	,5 0

Goodwill acquired in a business combination is allocated at acquisition to the cash-**generating units ('CGUs')** that are expected to benefit from that business combination. A summary of goodwill allocation by business segment is shown below.

Goodwill by business segment	2009 m	2008 £m
USA	, 2	939
Rest of North America	02	93
Total North America	,22	1,032
Continental Europe	2	170
UK & Ireland	, 9	1,734
Rest of the World	0	354
Total	,5 0	3,290

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amount of a CGU has been determined from value in use calculations. The key assumptions for these calculations are long-term growth rates and pre-tax discount rates and use cash flow forecasts derived from the most recent financial budgets and forecasts approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates based on local expected economic conditions and do not exceed the long-term average growth rate for that country. The pre-tax **discount rates are based on the Group's weighted average cost of capital adjusted for specific risks** relating to the country in which the CGU operates.

Growth and discount rates	2009		2008	
	Residual growth rates	Pre tax discount rates	Residual growth rates	Pre-tax discount rates
USA	2.5	.9	4.6%	11.8%
Rest of North America	2.5	.	2.4%	9.6%
Continental Europe	2.5 .	. 0.	2.4 - 4.5%	8.5 - 12.6%
UK & Ireland	2.5	0.	3.8%	10.3%
Rest of the World	2.5 .	. 2 .	1.7 - 11.5%	9.4 - 20.6%

Given the current economic climate, a sensitivity analysis has been performed in assessing recoverable amounts of goodwill. This has been based on changes in key assumptions considered to be possible by management. In the United Kingdom, an increase in the discount factor of 1.4% and a decrease in the long-term growth rate of 1.8% would eliminate any headroom under each scenario. There are no other CGUs that are sensitive to changes in key assumptions.

ther intangible assets

ther intangible assets	Computer software £m	Contract and other intangibles Arising on acquisition £m	Other £m	Total £m
Cost				
At 1 October 2007	150	-	363	513
Additions	15	-	59	74
Disposals	(25)	-	(45)	(70)
Business acquisitions	3	65	-	68
Reclassified	3	-	3	6
Currency adjustment	14	-	48	62
At 30 September 2008	160	65	428	653
At 1 October 2008	**0**	**5**	**2**	**5**
Additions	**5**		**02**	
Disposals	**5**			
Business acquisitions		**2**		**2**
Reclassified	**2**			**0**
Currency adjustment		**0**	**9**	
At 30 September 2009	**2 5**	**02**	**5**	
Amortisation				
At 1 October 2007	71	-	141	212
Charge for the year	24	3	57	84
Disposals	(25)	-	(41)	(66)
Business acquisitions	1	-	-	1
Reclassified	2	-	-	2
Currency adjustment	7	-	20	27
At 30 September 2008	80	3	177	260
At 1 October 2008	**0**			**2 0**
Charge for the year	**2**			**9**
Disposals			**2**	
Business acquisitions				
Reclassified				
Currency adjustment	**0**		**20**	**0**
At 30 September 2009	**2**	**9**	**2**	
Net book value				
At 30 September 2008	80	62	251	393
At 30 September 2009	**9**	**9**		**9**

Contract-related intangible assets result from payments made by the Group in respect of client contracts and generally arise where it is economically more efficient for a client to purchase assets used in the performance of the contract and the Group fund these purchases.

2 Property, plant and e uipment

Property, plant and e uipment	Land and buildings £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Cost				
At 1 October 2007	210	531	400	1,141
Additions[1]	17	69	40	126
Disposals	(19)	(57)	(47)	(123)
Business acquisitions	-	9	8	17
Business disposals - discontinued activities	(2)	-	-	(2)
Business disposals - other activities	-	(1)	(2)	(3)
Reclassified	2	(1)	-	1
Currency adjustment	27	64	34	125
At 30 September 2008	235	614	433	1,282
At 1 October 2008	**2 5**			**,2 2**
Additions[1]	**2**	**9**	**5**	**0**
Disposals		**59**		
Business acquisitions				
Business disposals - discontinued activities				
Business disposals - other activities	**2**			
Reclassified	**5**		**9**	
Currency adjustment				**5**
At 30 September 2009	**2**			**,50**
Depreciation				
At 1 October 2007	97	366	242	705
Charge for the year	17	66	42	125
Disposals	(10)	(47)	(42)	(99)
Business acquisitions	-	3	3	6
Business disposals - discontinued activities	-	-	-	-
Business disposals - other activities	-	(1)	(1)	(2)
Reclassified	13	(28)	18	3
Currency adjustment	13	46	22	81
At 30 September 2008	130	405	284	819
At 1 October 2008	**0**	**05**	**2**	**9**
Charge for the year	**9**		**50**	
Disposals		**52**	**2**	**95**
Business acquisitions				
Business disposals - discontinued activities				
Business disposals - other activities				**2**
Reclassified		**9**	**0**	
Currency adjustment	**2**	**9**	**2**	**02**
At 30 September 2009	**2**		**2**	**9**

(1) Includes leased assets of £4 million (2008: £8 million).

Net book value	Land and buildings £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
At 30 September 2008	105	209	149	463
At 30 September 2009	**2**	**25**	**2**	**5 0**

The net book amount of the Group's property, plant and equipment includes assets held under finance leases as follows:

Property, plant and e uipment held under finance leases	Land and buildings £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
At 30 September 2008	2	32	5	39
At 30 September 2009	**5**	**2**		**5**

nterests in associates

Principal associates	Country of incorporation	2009 ownership	2008 % ownership
Twickenham Experience Ltd	England & Wales	**0**	40%
Oval Events Limited	England & Wales	**25**	25%
Thompson Hospitality Services LLC	USA	**9**	49%

nterests in associates	2009 m	2008 £m
Net book value		
At 1 October	**2**	25
Additions		4
Share of profits less losses (net of tax)		4
Dividends received		(5)
Reclassified to investments (note 14)		(1)
Currency and other adjustments		1
At 30 September	**2**	28

The Group's share of revenues and is included below:

Associates	2009 m	2009 £m
Share of revenue and profits		
Revenue	**2**	25
Expenses / taxation(1)	**20**	(21)
Profit after tax for the year		4
Share of net assets		
Goodwill	**25**	26
Other		2
Net assets	**2**	28
Share of contingent liabilities		
Contingent liabilities		

(1) Expenses include the relevant portion of income tax recorded by associates.

ther investments

ther investments	2009 m	2008 £m
Net book value		
At 1 October		12
Additions		-
Disposals		(1)
Business acquisitions		1
Reclassified from interests in associates (note 13)		1
Reclassified from trade and other receivables		-
Currency and other adjustments	2	4
At 30 September	2	17
Comprised of		
Investment in Au Bon Pain [(1)]		7
Other investments [(1)]		10
Life insurance policies [(2)]	9	-
Total	2	17

(1) Categorised as 'available for sale' financial assets (IAS 39).

(2) Life insurance policies used by overseas companies to meet the cost of unfunded post-employment benefit obligations included in note 23.

5 oint ventures

Principal oint ventures	Country of incorporation	2009 ownership	2008 % ownership
Quadrant Catering Ltd	England & Wales	9	49%
Sofra Yemek Üretim Ve Hizmet AS	Turkey	50	50%
ADNH-Compass Middle East LLC	United Arab Emirates	50	50%
Express Support Services Limitada	Angola	50	50%

None of these investments is held directly by the ultimate parent company. All joint ventures provide foodservice and/or support services in their respective countries of incorporation and make their accounts up to 30 September.

The share of the revenue, profits, assets and liabilities of the joint ventures (including the revenues and profits of the Brazilian and Indian joint ventures up to the point the Group purchased the remaining shareholding or disposed of its share in 2008) included in the consolidated financial statements are as follows:

oint ventures	2009 m	2008 £m
Share of revenue and profits		
Revenue	2	301
Expenses	2	(288)
Profit after tax for the year	2	13
Share of net assets		
Non-current assets		13
Current assets	90	81
Non-current liabilities	0	(13)
Current liabilities		(62)
Net assets	0	19
Share of contingent liabilities		
Contingent liabilities		12

rade and other receivables

rade and other receivables	2009 Current m	2009 Non current m	2009 otal m	2008 Current £m	2008 Non-current £m	2008 Total £m
Net book value						
At 1 October	,5		,	1,343	47	1,390
Net movement	2	2	9	88	12	100
Currency adjustment	5	0	95	146	7	153
At 30 September	, 0		,	1,577	66	1,643
Comprised of						
Trade receivables	,5 5		,5 9	1,418	4	1,422
Less: Provision for impairment of trade receivables				(54)	-	(54)
Net trade receivables [1]	, 9		, 5	1,364	4	1,368
Other receivables	50		9	57	49	106
Less: Provision for impairment of other receivables				(5)	-	(5)
Net other receivables	2			52	49	101
Accrued income	90		90	75	-	75
Prepayments	9		0	79	12	91
Amounts owed by associates [1]		2		7	1	8
Trade and other receivables	, 0		,	1,577	66	1,643

(1) Categorised as 'loans and receivables' financial assets (IAS 39).

rade receivables

The book value of trade and other receivables approximates to their fair value due to the short-term nature of the majority of the receivables.

Credit sales are only made after credit approval procedures have been satisfactorily completed. The policy for making provisions for bad and doubtful debts varies from country to country as different countries and markets have different payment practices, but various factors are considered including how overdue the debt is, the type of debtor and its past history, and current market and trading conditions. Full provision is made for debts that are not considered to be recoverable.

There is limited concentration of credit risk with respect to trade receivables due to the diverse and unrelated nature of the Group's client base. Accordingly the directors believe that there is no further credit provision required in excess of the provision for the impairment of receivables. The book value of trade and other receivables represents the Group's maximum exposure to credit risk.

Trade receivable days for the continuing business at 30 September 2009 were 47 days (2008: 50 days).

The ageing of gross trade receivables and of the provision for impairment is as follows:

	2009					
rade receivables	Not yet due m	0 months overdue m	months overdue m	2 months overdue m	ver 2 months overdue m	otal m
Gross trade receivables	, 9	2 2			20	,5 9
Less: Provision for impairment of trade receivables	5		2		20	
Net trade receivables	,	2	20			, 5

	2008					
rade receivables	Not yet due £m	0-3 months overdue £m	3-6 months overdue £m	6-12 months overdue £m	Over 12 months overdue £m	Total £m
Gross trade receivables	1,102	253	34	16	17	1,422
Less: Provision for impairment of trade receivables	(4)	(8)	(17)	(8)	(17)	(54)
Net trade receivables	1,098	245	17	8	-	1,368

Movements in the provision for impairment of trade and other receivables are as follows:

	2009			2008		
Provision for impairment of trade and other receivables	rade m	ther m	otal m	Trade £m	Other £m	Total £m
At 1 October	5	5	59	47	5	52
Charged to income statement			9	19	-	19
Credited to income statement				(6)	-	(6)
Utilised				(9)	-	(9)
Reclassified				-	-	-
Currency adjustment				3	-	3
At 30 September				54	5	59

At 30 September 2009, trade receivables of £289 million (2008: £270 million) were past due but not impaired. The Group has made a provision based on a number of factors, including past history of the debtor, and all un-provided for amounts are considered to be recoverable.

nventories

nventories	2009 m	2008 £m
Net book value		
At 1 October	2	179
Net movement		12
Currency adjustment	2	22
At 30 September	2 0	213
Comprised of		
Food and beverage inventories	5	164
Other inventories	55	49
Total	2 0	213

Cash and cash e uivalents

Cash and cash e uivalents	2009 m	2008 £m
Cash at bank and in hand		111
Short-term bank deposits	0	468
Cash and cash equivalents [1]	5	579

(1) Categorised as 'loans and receivables' financial assets (IAS 39).

Cash and cash e uivalents by currency	2009 m	2008 £m
Sterling	2	464
US Dollar		5
Euro	2	19
Japanese Yen		1
Other	9	90
Cash and cash equivalents	5	579

The Group's policy to manage the credit risk associated with cash and cash equivalents is set out in note 20. The book value of cash and cash equivalents represents the maximum credit exposure.

9 Short term and long term borrowings

Short term and long term borrowings	2009 Current m	2009 Non current m	2009 otal m	2008 Current £m	2008 Non-current £m	2008 Total £m
Bank overdrafts				29	-	29
Bank loans			25	18	17	35
Loan notes	2	5		84	354	438
Bonds	20		0	237	802	1,039
Borrowings (excluding finance leases)	09	,2	,5	368	1,173	1,541
Finance leases		9	5	14	39	53
Borrowings (including finance leases) (1)	2	,2	, 00	382	1,212	1,594

(1) Categorised as 'other financial liabilities' (IAS 39).

Bank overdrafts principally arise as a result of uncleared transactions. Interest on bank overdrafts is at the relevant money market rates.

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

The Group has fixed term, fixed interest private placements totalling US$889 million (£558 million) at interest rates between 5.11% and 7.955%. The carrying value of these loan notes is £576 million. It also has a Sterling denominated private placement of £35 million.

oan notes	Nominal value	Redeemable	Interest
US$ private placement	$36m	May 2010	6.53%
US$ private placement	$35m	Nov 2010	5.11%
US$ private placement	$62m	May 2011	6.67%
US$ private placement	$24m	Sep 2011	7.955%
US$ private placement	$450m	May 2012	6.81%
US$ private placement	$15m	Nov 2013	5.67%
US$ private placement	$105m	Oct 2013	6.45%
US$ private placement	$162m	Oct 2015	6.72%
Sterling private placement	£35m	Oct 2016	7.55%

The Group also has Sterling denominated Eurobonds totalling £775 million at interest rates of between 6.375% and 7.125%. The carrying value of these bonds is £840 million. The bond redeemable in December 2014 is recorded at its fair value to the Group on **acquisition. The €300 million Eurobond was redeemed in May 2009.**

Bonds	Nominal value	Redeemable	Interest
Sterling Eurobond	£200m	Jan 2010	7.125%
Sterling Eurobond	£325m	May 2012	6.375%
Sterling Eurobond	£250m	Dec 2014	7.0%

The maturity profile of borrowings (excluding finance leases) is as follows:

Maturity profile of borrowings excluding finance leases	2009 m	2008 £m
Within 1 year, or on demand	09	368
Between 1 and 2 years	95	226
Between 2 and 3 years	9	73
Between 3 and 4 years		588
Between 4 and 5 years		2
In more than 5 years		284
Borrowings (excluding finance leases)	,5	1,541

The fair value of the Group's borrowings is calculated by discounting future cash flows to net present values at current market rates for similar financial instruments. The table below shows the fair value of borrowings excluding accrued interest:

Carrying value fair value of borrowings excluding finance leases	2009 Carrying value m	2009 Fair value m	2008 Carrying value £m	2008 Fair value £m
Bank overdrafts			29	29
Bank loans	25	25	35	35
Loan notes			438	438
€300m Eurobond May 2009			237	236
£200m Eurobond Jan 2010	202	20	199	200
£325m Eurobond May 2012	55	9	330	318
£250m Eurobond Dec 2014	2	2 9	273	251
Bonds	0		1,039	1,005
Borrowings (excluding finance leases)	,5	,5	1,541	1,507

Gross present value of finance lease liabilities	2009 Gross m	2009 Present value m	2008 Gross £m	2008 Present value £m
Finance lease payments falling due:				
Within 1 year			16	14
In 2 to 5 years	2	25	33	30
In more than 5 years	5		11	9
	59	5	60	53
Less: future finance charges			(7)	-
Present value of finance lease liabilities	5	5	53	53

Borrowings by currency	2009 Borrowings m	2009 Finance leases m	2009 otal m	2008 Borrowings £m	2008 Finance leases £m	2008 Total £m
Sterling	9		9	812	-	812
US Dollar		9		454	24	478
Euro		25		242	21	263
Japanese Yen				15	-	15
Other			22	18	8	26
Total	,5	5	, 00	1,541	53	1,594

(1) Forward currency contracts of £6 million at 30 September 2008 were included within short-term borrowings.

The Group had the following undrawn committed facilities available at 30 September, in respect of which all conditions precedent had then been met:

ndrawn committed facilities	2009 m	2008 £m
Expiring between 2 and 5 years	5	689

20 Derivative financial instruments

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern with an optimal balance of debt and equity. The capital structure of the Group consists of cash and cash equivalents as disclosed in note 18; debt, which includes the borrowings disclosed in note 19; and equity attributable to equity holders of the parent, comprising issued share capital, reserves and retained earnings as disclosed in note 25.

Financial management

The Group continues to manage its interest rate and foreign currency exposure in accordance with the policies set out in the Company's Annual Report. The Group's financial instruments comprise of cash, borrowings, receivables and payables that are used to finance the Group's operations. The Group also uses derivatives, principally interest rate swaps and forward currency contracts, to manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial instruments. The Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates and to manage the Group's financial risks. The Board approves any changes to the policies.

Credit risk

The Group's policy is to minimise its exposure to credit risk from the failure of any single financial counterparty by spreading its risk across a portfolio of financial counterparties and managing the aggregate exposure to each against certain pre-agreed limits. Exposure to counterparty credit risk arising from deposits, derivative and forward foreign currency contracts is concentrated at the Group centre where possible. Financial counterparty limits are derived from the long and short-term credit ratings, and the balance sheet strength of the financial counter party. All financial counterparties are required to have a minimum short-term credit rating from Moodys of P-1 or equivalent from another recognised agency.

The Group's policy to manage the credit risk associated with trade and other receivables is set out in note 16.

Derivative financial instruments	2009				2008			
	Current assets m	Non current assets m	Current liabilities m	Non current liabilities m	Current assets £m	Non-current assets £m	Current liabilities £m	Non-current liabilities £m
nterest rate swaps								
Fair value hedges [1]	25	0			1	19	(1)	(6)
Not in a hedging relationship [2]					-	-	(3)	-
ther derivatives								
Forward currency contracts [3]					-	-	-	-
Others					-	-	-	-
Total	2	0	5		1	19	(4)	(6)

(1) Derivatives that are designated and effective as hedging instruments carried at fair value (IAS 39).
(2) Derivatives carried at 'fair value through profit or loss' (IAS 39).
(3) Forward currency contracts of £6m at 30 September 2008 were included within short-term borrowings.

Notional amount of derivative financial instruments by currency	2009		2008	
	Fair value swaps m	Cash flow swaps m	Fair value swaps £m	Cash flow swaps £m
Sterling	,025		1,025	-
US Dollar	252	0	197	174
Euro		55	99	103
Japanese Yen		05	20	79
Other			-	123
Total	,290		1,341	479

Effective currency denomination of borrowings after the effect of derivatives	2009			2008		
	Gross borrowings m	Forward contracts m	Effective currency of borrowings m	Gross borrowings £m	Forward contracts £m	Effective currency of borrowings £m
Sterling	9		5	806	(245)	561
US Dollar			5	478	222	700
Euro				263	(142)	121
Japanese Yen		5	9	15	77	92
Other	22	29	5	26	94	120
Total	, 00		, 0	1,588	6	1,594

2 rade and other payables

rade and other payables	2009			2008		
	Current	Non current	otal	Current	Non-current	Total
	m	m	m	£m	£m	£m
Net book value						
At 1 October	**2,2 5**		**2,2**	1,833	36	1,869
Net movement	**05**			216	(8)	208
Currency adjustment	**2**		**252**	186	5	191
At 30 September	**2,**	**29**	**2, 0**	2,235	33	2,268
Comprised of						
Trade payables [(1)]	**9**		**9**	856	4	860
Amounts owed to associates [(1)]				2	-	2
Social security and other taxes	**2**		**2**	218	-	218
Other payables			**9**	161	15	176
Deferred consideration on acquisitions [(1)]			**2**	10	4	14
Liability on put options held by minority equity partners [(2)]		**2**		18	10	28
Accruals [(3)]				805	-	805
Deferred income				165	-	165
Trade and other payables	**2,**	**29**	**2, 0**	2,235	33	2,268

(1) Categorised as 'other financial liabilities' (IAS 39).
(2) Categorised as 'fair value through profit or loss' (IAS 39).
(3) Of this balance £288 million (2008: £300 million) is categorised as 'other financial liabilities' (IAS 39).

The directors consider that the carrying amount of trade and other payables approximates to their fair value. The current trade and other payables are payable on demand.

Trade payable days for the continuing business at 30 September 2009 were 54 days (2008: 53 days).

22 Provisions

Provisions	Insurance £m	Provisions in respect of discontinued and disposed businesses £m	Onerous contracts £m	Legal and other claims £m	Environmental and other £m	Total £m
At 1 October 2007	112	200	46	71	8	437
Reclassified [1]	-	4	1	9	6	20
Expenditure in the year	(6)	(25)	(9)	(5)	(6)	(51)
Charged to income statement	22	-	12	20	5	59
Credited to income statement	-	(38)	(8)	(6)	(3)	(55)
Fair value adjustments arising on acquisitions	-	-	7	19	-	26
Business disposals - other activities	-	-	-	(2)	-	(2)
Unwinding of discount on provisions						
Currency adjustment	15	1	1	2	1	20
At 30 September 2008	143	142	50	108	11	454
At 1 October 2008		**2**	**50**	**0**		**5**
Reclassified [1]				**2**		**2**
Expenditure in the year		**29**		**20**		
Charged to income statement			**9**	**2**	**0**	
Credited to income statement		**2**	**0**			**5**
Fair value adjustments arising on acquisitions (note 27)						
Business disposals - other activities						
Unwinding of discount on provisions						
Currency adjustment			**2**		**2**	**2**
At 30 September 2009		**9**	**9**	**2**		**5**

(1) Including items reclassified from accrued liabilities and other balance sheet captions.

Provisions	**2009** m	2008 £m
Current	**2**	113
Non-current	**2**	341
Total provisions	**5**	454

The provision for insurance relates to the costs of self-funded insurance schemes and is essentially long-term in nature.

Provisions in respect of discontinued and disposed businesses relate to estimated amounts payable in connection with onerous contracts and claims arising from disposals. The final amount payable remains uncertain as, at the date of approval of these financial statements, there remains a further period during which claims may be received. The timing of any settlement will depend upon the nature and extent of claims received. Surplus provisions of £23 million (2008: £38 million) were credited to the discontinued operations section of the income statement in the year.

Provisions for onerous contracts represent the liabilities in respect of short-term and long-term leases on unoccupied properties and other contracts lasting under five years.

Provisions for legal and other claims relate principally to provisions for the estimated cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain.

Environmental provisions are in respect of potential liabilities relating to the Group's responsibility for maintaining its operating sites **in accordance with statutory requirements and the Group's aim to have a low impact on the environment. The**se provisions are expected to be utilised as operating sites are disposed of or as environmental matters are resolved. The other provisions include provisions for restructuring.

2 Post employment benefit obligations

Pension schemes operated

The Group operates a number of pension arrangements throughout the world which have been developed in accordance with statutory requirements and local customs and practices. The majority of schemes are self-**administered and the schemes' assets are held independently of the Group's finances. Pension costs are assessed in accordance with the advice of independent, professionall**y qualified actuaries. The Group makes employer contributions to the various schemes in existence within the range of 6% - 35% of pensionable salaries.

The contributions payable for defined contribution schemes of £27 million (2008: £28 million) have been fully expensed against profits in the current year.

Disclosures showing the assets and liabilities of the schemes are set out below. These have been calculated on the following assumptions:

	UK schemes			USA schemes			Other schemes		
	2009	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Rate of increase in salaries (1)	**. .**	3.6/4.6%	3.2/4.2%	**.0**	4.0%	4.0%	**2.**	3.0%	2.9%
Rate of increase for pensions in payment (1)	**2. .**	2.9/3.6%	3.2/3.5%	**2.2**	2.2%	2.2%	**.**	0.9%	0.9%
Rate of increase for deferred pensions (1)	**.**	3.6%	3.2%	**0.0**	0.0%	0.0%	**.**	0.6%	0.6%
Discount rate	**5.**	6.4%	5.8%	**5.5**	7.0%	6.1%	**5.0**	4.9%	4.9%
Inflation assumption	**.**	3.6%	3.2%	**2.2**	2.2%	2.2%	**2.2**	2.2%	2.1%

(1) The rate of increase for the UK schemes varies according to the benefit structure.

The mortality tables used in the actuarial valuation imply life expectancy at age 65 in years for typical members as follows:

	UK schemes				USA schemes	
ife expectancy at 5	Male non-pensioner years	Male pensioner years	Female non-pensioner years	Female pensioner years	Male years	Female years
As at 30 September 2009	**2 .**	**20.**	**2 .**	**2 .**	**.**	**20.**
As at 30 September 2008	21.8	20.7	24.7	23.7	18.1	20.4

The mortality tables used in the actuarial valuation imply life expectancy at age 65 in years for typical members as follows:

	2009				2008			
Fair value of plan assets	**m**	**SA m**	**ther m**	**otal m**	UK £m	USA £m	Other £m	Total £m
At 1 October	**,20**	**2**		**, 9**	1,290	69	83	1,442
Currency adjustment		**5**	**5**	**0**	-	16	8	24
Expected return on plan assets			**5**	**9**	79	10	5	94
Actuarial gain/(loss)					(153)	(32)	(4)	(189)
Employee contributions		**0**			3	8	3	14
Employer contributions	**2**		**22**	**5**	25	14	17	56
Benefits paid	**5**		**9**		(40)	(15)	(18)	(73)
Disposals and plan settlements			**2**	**2**	-	-	(4)	(4)
Other balance sheet transfers					-	57	(2)	55
Acquisitions					-	-	-	-
At 30 September	**,2**	**5**	**0**	**,525**	1,204	127	88	1,419

Present value of defined benefit obligations	2009				2008			
		SA	ther	otal	UK	USA	Other	Total
	m	m	m	m	£m	£m	£m	£m
At 1 October	,	9	9	,552	1,228	129	155	1,512
Currency adjustment		22	2	50	-	25	17	42
Current service cost			9	2	9	5	9	23
Past service cost					-	-	(2)	(2)
Curtailment credit					-	-	-	-
Amount charged to plan liabilities	5		9	00	71	12	9	92
Actuarial (gain)/loss	5	2		9	(84)	(25)	(3)	(112)
Employee contributions		0			3	8	3	14
Benefits paid	5		9		(40)	(15)	(18)	(73)
Plan amendment					-	-	1	1
Disposals and plan settlements			2	2	-	-	(4)	(4)
Other balance sheet transfers					-	57	-	57
Acquisitions				2	-	-	2	2
At 30 September	, 05	259	9	,	1,187	196	169	1,552

Present value of defined benefit obligations	2009				2008			
		SA	ther	otal	UK	USA	Other	Total
	m	m	m	m	£m	£m	£m	£m
Funded obligations	, 2	90	9	, 0	1,158	143	112	1,413
Unfunded obligations		9	5	0	29	53	57	139
Total obligations	, 05	259	9	,	1,187	196	169	1,552

Post employment benefit obligations recognised in the balance sheet	2009 m	200 m	2007 £m	2006 £m	2005 £m
Present value of defined benefit obligations	,	1,552	1,512	1,690	1,595
Fair value of plan assets	,525	(1,419)	(1,442)	(1,408)	(1,040)
Total deficit of defined benefit pension plans per above		133	70	282	555
Surplus not recognised		-	92	-	-
Past service cost not recognised [(1)]	2	(2)	-	-	-
Post-employment benefit obligations per the balance sheet	5	131	162	282	555

(1) To be recognised over the remaining service life in accordance with IAS 19.

Certain group companies have taken out life insurance policies which will be used to meet unfunded pension obligations. The current value of these policies (£19 million) (2008: £15 million) may not be offset against pension obligations under IAS 19 and is reported within note 14.

otal pension costs credits recognised in the income statement	2009				2008			
		SA	ther	otal	UK	USA	Other	Total
	m	m	m	m	£m	£m	£m	£m
Current service cost			9	2	9	5	9	23
Past service credit					-	-	(2)	(2)
Curtailment credit					-	-	-	-
Charged/(credited) to operating expenses	9			2	9	5	7	21
Amount charged to pension liability	5		9	00	71	12	9	92
Expected return on plan assets			5	9	(79)	(10)	(5)	(94)
Charged/(credited) to finance costs	2	5			(8)	2	4	(2)
Total pension costs/(credits)			2		1	7	11	19

The history of experience adjustments is as follows. In accordance with the transitional provisions for the amendments to IAS 19 issued on 16 December 2004, the disclosures below are determined prospectively from the 2005 reporting period.

Experience ad ustments	2009 m	200 m	2007 £m	2006 £m	2005 £m
Experience adjustments on plan liabilities – gain/(loss)		5	(15)	(14)	(8)
Experience adjustments on plan assets – (loss)/gain		(189)	22	39	75

The actuarial gain/loss reported in the statement of recognised income and expense can be reconciled as follows:

Actuarial ad ustments	2009 m	2008 £m
Actuarial (gains)/losses on fair value of plan assets		189
Actuarial (gains)/losses on defined benefit obligations	**9**	(112)
Actuarial (gains)/losses	**205**	77
Increase/(decrease) in surplus not recognised		(92)
Actuarial (gains)/losses per the statement of recognised income and expense	**20**	(15)

The Group made total contributions of £57 million in the year (2008: £56 million) and expects to make regular ongoing contributions of £46 million in 2010.

The expected return on plan assets is based on market expectations at the beginning of the period. The actual return on assets was a gain of £82 million (2008: loss of £95 million).

The cumulative actuarial loss recognised in the statement of recognised income and expense was £347 million (2008: £141 million). An actuarial loss of £206 million (2008 gain of £15 million) was recognised during the year.

Measurement of the Group's defined benefit retirement obligations are particularly sensitive to changes in certain key assumptions, including the discount rate and life expectancy. An increase or decrease of 0.5% in the UK discount rate would result in a £124 million decrease or £135 million increase in the UK defined benefit obligations, respectively. An increase or decrease of one year in the life expectancy of all UK members from age 65, would result in a £39 million increase or £38 million decrease in the UK defined benefit obligations, respectively.

2 Called up share capital

During the year 5,564,975 options were granted under the Compass Group Management Share Option Plan. All options were granted **over the Company's ordinary shares and the grant price was equivalent to the market value of the Company's shares at the date of** grant. No options were granted under any of the company's other share option plans.

The Company commenced an on market share buy-back programme following the disposal of Select Service Partner in June 2006. This programme was extended following the disposal of Selecta in July 2007. A third phase of the programme commenced on 1 July 2008. During the year, a total of 3,975,000 ordinary shares of 10 pence each were repurchased for consideration of £13 million and cancelled.

Authorised and allotted share capital	2009 Number of shares	2009 m	2008 Number of shares	2008 £m
Authorised:				
Ordinary shares of 10p each	**,000,0 0,000**	**00**	3,000,010,000	300
Allotted and fully paid:				
Ordinary shares of 10p each	**, 5 , ,959**	**5**	1,841,932,734	184

Allotted share capital	2009 Number of shares	2008 Number of shares
Ordinary shares of 10p each allotted as at 1 October	**, ,9 2,**	1,926,996,323
Ordinary shares allotted during the year on exercise of share options	**2, , 5**	21,950,879
Ordinary shares allotted during the year on release of Long Term Incentive Plan	**, 9, 0**	-
Repurchase of ordinary share capital	**,9 5,000**	(107,014,468)
Ordinary shares of 10p each allotted as at 30 September	**, 5 , ,959**	1,841,932,734

25 Reconciliation of movements in e uity

	Attributable to equity shareholders of the Company							
Reconciliation of movements in e uity	Share capital £m	Share premium account £m	Capital redemption reserve £m	Own shares £m	Other reserves £m	Retained earnings £m	Minority interests £m	Total £m
At 1 October 2007	193	122	33	(1)	4,312	(2,511)	22	2,170
Total recognised income and expense	-	-	-	-	71	455	10	536
Issue of shares	2	56	-	-	-	-	-	58
Fair value of share-based payments	-	-	-	-	14	-	-	14
Settled in new shares (issued by the company)	-	-	-	-	-	-	-	-
Settled in cash or existing shares (purchased in market)	-	-	-	-	(5)	-	-	(5)
Share buy-back	(11)	-	11	-	-	(348)	-	(348)
Transfer on exercise of put options	-	-	-	-	-	-	-	-
Buy-out of minority interests	-	-	-	-	-	-	(6)	(6)
Fair value adjustments arising on acquisition	-	-	-	-	9	-	-	9
Other changes	-	-	-	-	-	(3)	(3)	(6)
	184	178	44	(1)	4,401	(2,407)	23	2,422
Dividends paid to Compass shareholders (note 9)	-	-	-	-	-	(209)	-	(209)
Dividends paid to minority interest	-	-	-	-	-	-	(4)	(4)
(Increase)/decrease in own shares held for staff compensation schemes [1]	-	-	-	(3)	-	-	-	(3)
At 30 September 2008	184	178	44	(4)	4,401	(2,616)	19	2,206
At 1 October 2008					, 0	2,	9	2,20
Total recognised income and expense					9		0	5
Issue of shares		2						2
Fair value of share-based payments								
Settled in new shares (issued by the company)		0			0			
Settled in cash or existing shares (purchased in market)								
Share buy-back								
Transfer on exercise of put options						20		2
Equity adjustment for grant of put option	-	-	-	-		-		
Buy-out of minority interests	-	-	-	-	-	-		
Fair value adjustments arising on acquisition	-	-	-	-		-		
Other changes						2		2
	5	2 5			, 9	2,	2	2, 5
Dividends paid to Compass shareholders (note 9)						229		229
Dividends paid to minority interest								
(Increase)/decrease in own shares held for staff compensation schemes [1]				2				2
At 30 September 2009	5	2 5		2	, 9	2, 95	9	2,5 5

(1) These shares are held in trust and are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans.

Own shares held by the Group represent 691,823 shares in Compass Group PLC (2008: 1,276,271 shares). 674,614 shares are held **by the Compass Group Employee Share Trust ('ESOP') and 17,209 shares by the Compass Group Employee Trust Number 2** ('CGET'). These shares are listed on a recognised stock exchange and their market value at 30 September 2009 was £2.6 million (2008: £4.4 million). The nominal value held at 30 September 2009 was £69,182 (2008: £127,627).

ESOP and CGET are discretionary trusts for the benefit of employees and the sh**ares held are used to satisfy some of the Group's** liabilities to employees for share options, share bonus and long-term incentive plans. All of the shares held by the ESOP and CGET are required to be made available in this way.

The analysis of other reserves is shown below:

ther reserves	Share-based payment reserve £m	Merger reserve £m	Revaluation reserve £m	Translation reserve £m	Equity adjustment for put options £m	Total other reserves £m
At 1 October 2007	144	4,170	-	6	(8)	4,312
Total recognised income and expense	-	-	(1)	72	-	71
Fair value of share-based payments	14	-	-	-	-	14
Settled in new shares (issued by the company)	-					-
Settled in cash or existing shares (purchased in market)	(5)	-	-	-	-	(5)
Transfer on exercise of put options	-	-	-	-	-	-
Fair value adjustments arising on acquisition	-	-	9	-	-	9
At 30 September 2008	153	4,170	8	78	(8)	4,401
At 1 October 2008	5	, 0				, 0
Total recognised income and expense				9		9
Fair value of share-based payments						
Settled in new shares (issued by the company)	0					0
Settled in cash or existing shares (purchased in market)						
Transfer on exercise of put options						
Equity adjustment for grant of put option						
Fair value adjustments arising on acquisition						
At 30 September 2009		, 0		2		, 9

The merger reserve arose in 2000 following the demerger from Granada Compass plc. The equity adjustment for put options arose in **2005 on the accounting for the options held by the Group's minority pa**rtners requiring the Group to purchase those minority interests.

2 Share based payments

Full details of the Compass Group Share Option Plan ('Option Plan'), the Management Share Option Plan ('Management Plan') and the Savings-Related Share Option Scheme can be found in the Company's Annual Report.

2 Business combinations

The Group acquired 100% of Kimco Corporation ('Kimco'), a provider of facilities management services to the US Business & Industry sector, on 31 December 2008 for a total consideration of £66 million (£65 million after adjusting for cash acquired). £53 million was paid at closing (£52m after adjusting for cash acquired), with the remaining £13 million being deferred. The group also acquired 100% of Lackmann Foodservice, a contract foodservice company in the US Business & Industry and Education sectors, on 30 June 2009 for a total consideration of £10 million of which £2 million was deferred.

In Germany, the Group strengthened its ability to provide support services with the acquisition of 100% Plural Holding GmbH ('Plural') on 26 March 2009 for a total consideration of £28 million (£21 million after adjusting for cash acquired). £24 million was paid at closing (£17m after adjusting for cash acquired), with the remaining £4 million being deferred.

On 16 December 2008 the Group agreed to acquire a number of food and retail outlets within UK hospitals from the McColl group of companies for consideration of £21 million in order to provide additional services in our core Healthcare market.

The Group also made a number of small infill acquisitions in its US vending business for a total consideration of £12m, including Canteen Services Inc. ('Tiggleman'). Three other small infill acquisitions were made during the year for a total consideration of £8 million.

On 9 October 2008 the Group bought out the remaining 40% minority interest in Stamfles Food Management Pte, its Singaporean subsidiary which provides food services. It also acquired the remaining 5% minority interest in Seiyo Food - Compass Group Inc, its Japanese subsidiary, bringing the holding in both companies to 100%. The combined consideration for both transactions was £11 milllion.

In the US, the Group exercised its call option to purchase the remaining 36% minority interest in Foodbuy LLC, its purchasing services business, for consideration of £18 million and its call option to purchase an additional 41% of Wolfgang Puck Catering and Events LLC, for consideration of £6 million.

	Acquisition of Kimco		Other acquisitions		Buy-out of minority interests	Adjustments [1]	Total
	Book value[1] £m	Fair value[2] £m	Book value £m	Fair value £m	Fair value £m	Fair value £m	Fair value £m
Net assets ac uired							
Contract-related and other intangibles arising on acquisition	-	6	-	22	-	-	28
Property, plant and equipment	3	3	5	7	-	1	11
Deferred tax asset	-	-	-	2	-	-	2
Inventories	1	1	2	2	-	-	3
Trade and other receivables	11	11	17	17	-	-	28
Cash and cash equivalents	1	1	9	9	-	-	10
Other assets	1	1	-	-	-	-	1
Short-term borrowings	-	-	(2)	(3)	-	-	(3)
Trade and other payables	(9)	(9)	(12)	(13)	3	2	(17)
Provisions	-	-	-	(1)	-	-	(1)
Post-employment benefit obligations	-	-	(1)	(1)	-	-	(1)
Long-term borrowings	-	-	(6)	(12)	-	-	(12)
Deferred tax liabilities	-	-	-	(2)	-	15	13
Other liabilities	-	-	(1)	(2)	-	(1)	(3)
Minority interest	-	-	-	-	17	-	17
Fair value of net assets acquired	8	14	11	25	20	17	76
Goodwill arising on acquisition		52		53	15	(16)	104
Total consideration		66		78	35	1	180
Satisfied by							
Cash consideration and costs		53		72	35	1	161
Deferred consideration		13		6	-	-	19
		66		78	35	1	180

Cash flow

Cash consideration	53	72	35	1	161
Cash acquired	(1)	(9)	-	-	(10)
Net cash outflow arising on acquisition	52	63	35	1	151
Deferred consideration and other payments relating to previous acquisitions					14
Total cash outflow arising from the purchase of subsidiary companies and investments in associated undertakings					165

(1) Adjustments to provisional amounts in respect of prior year acquisitions in accordance with International Financial Reporting Standard 3 'Business Combinations' ('IFRS 3').

Adjustments made to the fair value of assets acquired include the value of intangible assets, provisions and other adjustments recognised on acquisition in accordance with International Financial Reporting Standard 3 'Business Combinations' ('IFRS 3'). The adjustments made in respect of the acquisitions in the year to 30 September 2009 are provisional and will be finalised within 12 months of the acquisition date.

The goodwill arising on the acquisition of the businesses represents the premium the Group paid to acquire companies which complement the existing business and create significant opportunities for cross selling and other synergies.

In the period from acquisition to 30 September 2009 the acquisitions contributed revenue of £138 million and operating profit of £7 million to the Group's results.

If the acquisitions had occurred on 1 October 2008, Group revenue for the period would have been £13,516 million and total Group operating profit (including associates) would have been £880 million.

2 Reconciliation of operating profit to cash generated by operations

Reconciliation of operating profit to cash generated by continuing operations	2009 m	2008 £m
Operating profit from continuing operations	0	655
Adjustments for:		
Amortisation of intangible assets	9	81
Amortisation of intangible assets arising on acquisition		3
Depreciation of property, plant and equipment		125
(Gain)/loss on disposal of property, plant and equipment / intangible assets	2	2
(Gain)/loss on disposal of investments		-
(Gain)/loss on business disposals - other activities		(6)
Increase/(decrease) in provisions		21
Decrease in post-employment benefit obligations		(33)
Share-based payments - charged to profits		14
Share-based payments - settled in cash or existing shares[1]		(5)
Operating cash flows before movement in working capital	,0	857
(Increase)/decrease in inventories		(13)
(Increase)/decrease in receivables	9	(108)
Increase/(decrease) in payables		179
Cash generated by continuing operations	,	915

(1) It was originally anticipated these payments would be satisfied by the issue of new shares.

29 Cash flow from discontinued operations

Cash flow from discontinued operations	2009 m	2008 £m
Net cash from used in operating activities of discontinued operations		
Cash generated from discontinued operations		2
Tax paid		-
Net cash from/(used in) operating activities of discontinued operations		2
Net cash from used in investing activities by discontinued operations		
Purchase of property, plant and equipment		-
Proceeds from sale of property, plant and equipment		-
Net cash from/(used in) investing activities by discontinued operations		-
Net cash from used in financing activities by discontinued operations		
Dividends paid to minority interests		-
Net cash from/(used in) financing activities by discontinued operations		-

0 Reconciliation of net cash flow to movement in net debt

On 30 October 2008, the Group raised and received a total of £187 million [1] in the US private placement market through the issue of five, seven and eight year loan notes.

	Nominal value	Redeemable	Interest
US$ private placement	$105m	Oct 2013	6.45%
US$ private placement	$162m	Oct 2015	6.72%
Sterling private placement	£35m	Oct 2016	7.55%

This table is presented as additional information to show movement in net debt, defined as overdrafts, bank and other borrowings, finance leases and derivative financial instruments, net of cash and cash equivalents.

		Gross debt						
Net debt	Cash and cash equivalents £m	Bank overdrafts £m	Bank and other borrowings £m	Total overdrafts and borrowings £m	Finance leases £m	Derivative financial instruments £m	Gross debt £m	Net debt £m
At 1 October 2007	839	(118)	(1,435)	(1,553)	(50)	-	(1,603)	(764)
Net increase/(decrease) in cash and cash equivalents	(276)	-	-	-	-	-	-	(276)
Cash (inflow) from private placement	-	-	-	-	-	-	-	-
Cash (inflow)/outflow from other changes in gross debt	-	95	46	141	-	-	141	141
Cash (inflow)/outflow from repayment of obligations under finance leases	-	-	-	-	11	-	11	11
(Increase)/decrease in net debt as a result of new finance leases taken out	-	-	-	-	(8)	-	(8)	(8)
Currency translation gains/(losses)	16	(6)	(125)	(131)	(6)	-	(137)	(121)
Acquisitions and disposals (excluding cash)	-	-	-	-	-	-	-	-
Other non-cash movements	-	-	2	2	-	10	12	12
At 30 September 2008	579	(29)	(1,512)	(1,541)	(53)	10	(1,584)	(1,005)
At 1 October 2008	5 9	29	,5 2	,5	5	0	,5	,005
Net increase/(decrease) in cash and cash equivalents								
Cash outflow from repayment of bonds			5	5			5	5
Cash (inflow) from private placement								
Cash (inflow)/outflow from other changes in gross debt			5	9			9	9
Cash flow from repayment of obligations under finance leases					5		5	5
(Increase)/decrease in net debt as a result of new finance leases taken out								
Currency translation gains/(losses)	20		0					
Acquisitions and disposals (excluding cash)		2					5	5
Reclassification of forward contracts								
Other non-cash movements			9	9				
At 30 September 2009	5		,	,5	5	9	,5	9

Other non-cash movements are comprised as follows:

ther non cash movements in net debt	2009 m	2008 £m
Bank overdrafts		-
Amortisation of the fair value adjustment in respect of the £250 million sterling Eurobond redeemable in 2014		4
Swap monetisation credit		9
Unrealised net gains/(losses) on bank and other borrowings in a designated fair value hedge	0	(11)
Bank and other borrowings	9	2
Changes in the value of derivative financial instruments		10
Other non-cash movements		12

(1) Originally estimated to be £185 million in note 35 to the Consolidated Financial Statements section of the Annual Report for the year ended 30 September 2008.

Contingent liabilities

Contingent liabilities	2009 m	2008 £m
Performance bonds and guarantees and indemnities (including those of associated undertakings)[(1)]	0	301

(1) Excludes bonds, guarantees and indemnities in respect of self-insurance liabilities, post-employment obligations and borrowings (including finance and operating leases) recorded on the balance sheet or disclosed in note 33.

Performance bonds, guarantees and indemnities
The Company and certain subsidiary undertakings have, in the normal course of business, given guarantees and entered into counter-indemnities in respect of such guarantees relating to the Group's own contracts and / or the Group's share of certain contractual obligations of joint ventures and associates. Where the Group enters into such arrangements, it does so in order to provide assurance to the beneficiary that it will fulfil its existing contractual obligations. The issue of such guarantees and indemnities does not therefore increase the Group's overall exposure and the disclosure of such performance bonds, guarantees and indemnities is given for information purposes only.

Eurest Support Services
On 21 October 2005, the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ('ESS') (a member of the Group), IHC Services Inc. ('IHC') and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006, it was announced that the investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Compass Group of companies.

The Group settled all outstanding civil litigation against it in relation to this matter in October 2006, but litigation continues between competitors of ESS, IHC and other parties involved in UN procurement.

IHC's relationship with the UN and ESS was part of a wider investigation into UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, and with which the Group co-operated fully. The current status of that investigation is uncertain and a matter for the US authorities. Those investigators could have had access to sources unavailable to the Group, Freshfields Bruckhaus Deringer or Ernst & Young, and further information may yet emerge which is inconsistent with, or additional to, the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact on the Group. The Group has however not been contacted by, or received further requests for information from, the United States Attorney's Office for the Southern District of New York in connection with these matters since January 2006. The Group has cooperated fully with the UN throughout.

Eurest (Portugal) Sociedade Europeia Restaurantes LDA
In February 2007, the Group's Portuguese business, Eurest (Portugal) Sociedade Europeia Restaurantes LDA, was visited by the Portuguese Competition Authority ('PCA') as part of an investigation into possible past breaches of competition law by the Group and other caterers in the sector. The PCA investigation relates to a part of the Portuguese catering business which services mainly public sector contracts. The Group is cooperating fully with the PCA. The investigation has been ongoing for some while and it is likely that it will take sometime to complete. The outcome cannot be predicted at this point. Revenues of the Portuguese business for the year ended 30 September 2009 were £135 million (€155 million).

Other litigation
The Group is also involved in various other legal proceedings incidental to the nature of its business and maintains insurance cover to reduce financial risk associated with claims related to these proceedings. Where appropriate, provisions are made to cover any potential uninsured losses.

Outcome
Although it is not possible to predict the outcome of these proceedings, or any claim against the Group related thereto, in the opinion of the directors, any uninsured losses resulting from the ultimate resolution of these matters will not have a material effect on the financial position of the Group.

Minimum profits guarantee
The Group has provided a guarantee to one of its joint venture partners over the level of profits which will accrue to them in future periods. The maximum amount payable under this guarantee is £35 million, which would be payable in respect of the period from 1 July 2007 to 31 December 2010. Based on the latest management projections, no overall liability is expected to arise in relation to this guarantee; however, the phasing of profits over the period covered by this guarantee is expected to give rise to a number of annual payments / repayments between the parties.

2 Capital commitments

Capital commitments	2009 m	2008 £m
Contracted for but not provided for		28

The majority of capital commitments are for intangible assets.

perating lease and concessions commitments

The Group leases offices and other premises under non-cancellable operating leases. The leases have varying terms, purchase options, escalation clauses and renewal rights. The Group has some leases that include revenue-related rental payments that are contingent on future levels of revenue.

Future minimum rentals payable under non-cancellable operating leases and concessions agreements are as follows:

	2009			2008		
	perating leases			Operating leases		
perating lease and concessions commitments	and and buildings m	ther assets m	ther occupancy rentals m	Land and buildings £m	Other assets £m	Other occupancy rentals £m
Falling due within 1 year	5		2	48	48	31
Falling due between 2 and 5 years	2			120	62	83
Falling due in more than 5 years		9		72	9	52
Total	250	2	0	240	119	166

Related party transactions

The following transactions were carried out with related parties of Compass Group PLC:

Subsidiaries
Transactions between the ultimate parent company and its subsidiaries, and between subsidiaries, have been eliminated on consolidation.

oint ventures
There were no significant transactions between joint ventures or joint venture partners and the rest of the Group during the period save for a payment of £3 million (which is expected to be recovered in subsequent years) under the terms of the minimum profits guarantee referred to in note 31.

Associates
The balances with associated undertakings are shown in notes 16 and 21. There were no significant transactions with associated undertakings during the year.

ey management personnel
The remuneration of directors and key management personnel is set out in the Annual Report. During the year there were no other material transactions or balances between the Group and its key management personnel or members of their close family.

5 Post balance sheet events

There have been no material post balance sheet events.

Exchange rates

Exchange rates	2009	2008
Average exchange rate for year		
Australian Dollar	2. 2	2.19
Brazilian Real	.2	3.40
Canadian Dollar	. 2	1.99
Euro	. 5	1.32
Japanese Yen	9. 5	212.97
Norwegian Krone	0. 2	10.53
South African Rand	. 9	14.66
Swedish Krona	2.0	12.40
Swiss Franc	.	2.14
UAE Dirham	5.	7.25
US Dollar	.5	1.97
Closing exchange rate as at 0 September		
Australian Dollar	.	2.26
Brazilian Real	2. 5	3.44
Canadian Dollar	.	1.90
Euro	. 0	1.27
Japanese Yen	.	189.23
Norwegian Krone	9.	10.54
South African Rand	.	14.76
Swedish Krona	.2	12.43
Swiss Franc	.	2.00
UAE Dirham	5. 5	6.55
US Dollar	.59	1.78

(1) Average rates are used to translate the income statement and cash flow. Closing rates are used to translate the balance sheet. Only the most significant currencies are shown.

Details of principal subsidiary companies

All companies listed below are wholly owned by the Group, except where otherwise indicated. All interests are in the ordinary share capital. All companies operate principally in their country of incorporation. A full list of the Group's operating subsidiary undertakings will be annexed to the next annual return.

Company	Country of incorporation	Principal activities
North America		
Compass Group Canada Ltd	Canada	Foodservice and support services
Bon Appétit Management Co	USA	Foodservice
Compass Group USA Investments, Inc	USA	Holding company
Compass Group USA, Inc	USA	Foodservice and support services
Crothall Services Group	USA	Support services to the healthcare market
Flik International Corp	USA	Fine dining facilities
Foodbuy LLC [1]	USA	Purchasing services in North America
Levy Restaurants LP	USA	Fine dining and foodservice at sports and entertainment facilities
Morrison Management Specialists, Inc	USA	Foodservice to the healthcare and senior living market
Restaurant Associates Corp	USA	Fine dining facilities
Wolfgang Puck Catering & Events, LLC (90%) [2]	USA	Fine dining facilities
Continental Europe		
Compass Group France Holdings SAS	France	Holding company
Compass Group France	France	Foodservice and support services
Compass Group Deutschland GmbH	Germany	Holding company
Medirest GmbH & Co OHG [2]	Germany	Foodservice to the healthcare and senior living market
Eurest Deutschland GmbH	Germany	Foodservice to business and industry
Eurest Services GmbH	Germany	Support services to business and industry
Eurest Sports & Food GmbH	Germany	Foodservice to the sports and leisure market
Compass Group Italia S.p.A. [3], [4]	Italy	Foodservice and prepaid meal vouchers
Compass Group International BV	Netherlands	Holding company
Compass Group Nederland BV	Netherlands	Foodservice and support services
Compass Group Nederland Holding BV	Netherlands	Holding company
Eurest Services BV	Netherlands	Foodservice and support services
Compass Group Holdings Spain, S.L.	Spain	Holding company
Eurest Colectividades S.L.	Spain	Foodservice and support services
Compass Group (Schweiz) AG	Switzerland	Foodservice and support services
Restorama AG	Switzerland	Foodservice
nited ingdom		
Compass Contract Services (UK) Ltd	England & Wales	Foodservice and support services
Compass Group Holdings PLC	England & Wales	Holding company and corporate activities
Compass Group, UK & Ireland Ltd	England & Wales	Holding company
Compass International Purchasing Ltd	England & Wales	Purchasing services throughout the world
Compass Purchasing Ltd	England & Wales	Purchasing services in the UK and Ireland
Compass Services UK Ltd	England & Wales	Foodservice and support services
Hospitality Holdings Ltd [5]	England & Wales	Intermediate holding company
Letherby & Christopher Ltd	England & Wales	Foodservice for the UK sports and events business
Scolarest Ltd	England & Wales	Foodservice for the UK education market
Rest of the orld		
Compass Group (Australia) Pty Ltd	Australia	Foodservice and support services
GR SA	Brazil	Foodservice and support services
Seiyo Food - Compass Group, Inc [6]	Japan	Foodservice and support services
Compass Group Southern Africa (Pty) Ltd (70%)	South Africa	Foodservice and support services

(1) The Group acquired the remaining 36% interest in Foodbuy LLC during the year (2008: 64%)
(2) The Group acquired a further 41% in Wolfgang Puck Catering and Events LLC during the year (2008: 49%)
(3) Formerly known as Onama S.p.A.
(4) Palmar S.P.A and Lunchtime S.P.A were merged into Compass Group Italia S.P.A. during the year.
(5) Held directly by the parent company.
(6) The Group acquired the remaining 5% shareholding in Seiyo Food – Compass Group, Inc during the year (2008: 95%)

Notes:

(a) **Compass Group is the world's largest foodservice company with annual revenue of over £1**3 billion operating in 55 countries.

(b) MAP is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers, enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) The timetable for payment of the final dividend of 8.0p per share is as follows:

Ex dividend date:	28 January 2009
Record date:	30 January 2009
Payment date:	2 March 2009

(d) The Annual Results Announcement was approved by the Directors on 25 November 2009 **and has been derived from the Company's Annual** Report and Accounts for the year ended 30 September 2009. **The Auditors' Report on these accounts was unqualified and did not contain** statements under section 237(2) or 237(3) of the Companies Act 1985.

The 2009 Annual Report and Accounts will be published on 5 January 2009.

A copy of the report will be disseminated via the London Stock Exchange Regulatory News Service (RNS) and will be published on the G**roup's** website (www.compass-group.com).

A copy will also be lodged with the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Telephone: 020 7676 1000.

Printed copies of the report will be mailed to shareholders and other interested parties who have not opted-**in to the Company's electronic** communication programme.

The Annual Results Announcement does not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985 or Section 434 of the Companies Act 2006.

(e) Forward looking statements

This Annual Results Announcement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The **terms 'expect', 'should be', 'will be', 'is likely to'** and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass **Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of** competitors; and legislative, fiscal and regulatory developments.

(f) A presentation for analysts and investors will take place at 9:30 a.m. (GMT/London) on Wednesday 25 November 2009 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.

The live presentation can also be accessed via both a teleconference and webcast:

- To listen to the live presentation via teleconference, dial +44 (0) 208 609 0581.
- To view the presentation slides and/or listen to a live webcast of the presentation, go to www.compass-group.com or www.cantos.com.
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available from 12:00 p.m. (GMT/London) on Wednesday 25 November 2009 for seven days. To hear the replay, dial +44 (0) 208 609 0289, passcode 275300#.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com

En uiries:

Investors/Analysts	Andrew Martin / Sarah John	+44 (0) 1932 573000
Media	Chris King	+44 (0) 1932 573116

ebsite: www.compass-group.com


COMPASS
GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

2009 DEC 14 A 8:10

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RECEIVED

2009 DEC 14 A 8:10

Regulatory Story

Go to market news section 

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	10:51 02-Nov-2009
Number	7638B10

RNS Number : 7638B
Compass Group PLC
02 November 2009

COMPASS GROUP PLC:
TOTAL VOTING RIGHTS AND CAPITAL AS AT 31 OCTOBER 2009

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 31 October 2009 its issued share capital consists of 1,854,775,360 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,854,775,360, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level 1 American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure 1,854,775,360 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

For further information, contact:

82-5161

M J White Tel: +44 1932 573000

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Regulatory

82-5161

Regulatory Story

Go to market news section 

Company	Compass Group PLC
TIDM	CPG
Headline	Final Results
Released	07:00 25-Nov-2009
Number	0323D07

RNS Number : 0323D
Compass Group PLC
25 November 2009

Compass Group PLC
Annual Results Announcement
For The Year Ended 30 September 2009

Excellent Performance in a Challenging Environment

• Revenue £13.4 billion	↑ 17.5% (constant currency +1.3%, organic
• Underlying operating profit £884 million	↑ 34% (constant currency +13%)
• Underlying operating margin 6.5%	↑ 70 basis points (constant currency +60 basis points)
• Underlying earnings per share 30.0 pence	↑ 36% (constant currency +15%)
• Total dividend 13.2 pence	↑ 10%
• Free cash flow £593 million	↑ 14%

Richard Cousins, Chief Executive, said:

"Compass has delivered an excellent performance in a challenging environment. Consistently high levels of net new business and a step change in operating efficiency, generating £161 million of savings, have contributed to a further £100 million of profit growth and 60 basis points of margin growth. Whilst in the short term the prevailing economic conditions are likely to continue to impact organic revenue growth, the pipeline of new business looks strong. Furthermore, the considerable potential to deliver ongoing efficiencies underpins our expectation of further progress in the margin."

Sir Roy Gardner, Chairman, said:

"The Group's core strategy remains focused on foodservice and our fast growing support services business. We have excellent future revenue growth opportunities - strong market positions in our key geographies are allowing us to benefit from structural growth in both food and support services. Our continued focus on operating efficiency, whilst making significant investments to drive future growth is making us ever more competitive. Strong cash flow and increasing financial headroom give us the flexibility to make value-creating acquisitions and to reward shareholders through progressive dividends. With this in mind we are increasing the final dividend for the year by 10% to 8.8 pence."

Chief Executive's Statement

Delivering our strategy.

This year we delivered an excellent performance in a challenging environment, driving a step change in operating efficiency.

Group overview

Reported revenue has grown by 17.5% in the year, or 1.3% on a constant currency basis. Adjusting for the impact of acquisitions and disposals, organic revenue growth was flat. Very encouragingly, the Group has continued to win high levels of good quality new business, at levels consistent with last year. As expected, in the more cyclical Business & Industry and Sports & Leisure sectors, like for like volumes continue to be impacted by lower headcounts on site and reduced spend on event catering and corporate hospitality. Like for like volumes in the Education, Healthcare and Defence, Offshore and Remote Site sectors have remained solid throughout the year.

The continued application of the MAP framework and our ability to manage our largely variable cost base has enabled us to quickly flex costs in line with changes in demand and to deliver significant underlying profit growth of 34% (13% on a constant currency basis) with an improvement in our underlying operating margin of 70 basis points (60 basis points on a constant currency basis). Excellent operational management through MAP has this year delivered £100 million of constant currency operating profit growth as follows:

£27 million of net new business growth

The continuous investment in our offer and our sales organisation has once again enabled us to secure revenue growth of 8.5% from new business. In addition to the strong growth in foodservice, we have won significant new multi service business. We continue to win new international clients as well as extend our relationships with existing clients. The pipeline of new business looks encouraging.

While core retention has remained stable, we have had a one percentage point impact from the tougher economy, mainly from a slightly higher level of business and site closures, and as a result, overall retention was 93%.

£30 million of base estate profit growth

We have continued to generate sustainable growth in our base estate. Across the business we have achieved a sensible level of price increases given the input cost inflation we experienced.

Like for like growth

Flat organic revenue has primarily been driven by the reduction in like for like volume, from an increase of 1% in 2008 to a decrease of 3% in 2009. The rate of like for like volume decline evolved quickly over the year, moving from an increase of 1% in the first quarter to a decrease of 5% in the third quarter. However, the volume decline of 6% in the fourth quarter seems to indicate that the pace of decline has slowed significantly and this trend has continued into the new financial year.

We have made good progress with MAP 2 Consumer Sales and Marketing. Our "Core Concepts" range of menus has been successful in bringing greater choice and consistency to the food offer, whilst targeted promotions, loyalty schemes and our value range have been growing in popularity in a cost conscious consumer environment. Innovations in technology, such as cashless payment systems and desktop ordering, are delivering the speed and convenience increasingly demanded by consumers.

Cost efficiencies

We have delivered unit productivity and efficiency savings estimated at £130 million, £60 million from food cost and £70 million from unit overheads. Over the past four years, despite periods of significant food cost inflation, our focus on MAP 3 Cost of Food has enabled us to deliver a 60 basis point improvement in the gross margin, and there are still considerable opportunities to drive further improvements across all countries. Within the £1.8 billion of unit overheads, we have also started to make some real savings, but this is just the start of a journey.

£31 million of above unit cost savings

We continue to make excellent progress in MAP 5 Above Unit Costs, driven mainly by streamlining back office procedures and processes. This has allowed us to redeploy resources away from administration and more towards investing in operations and growing the business. We have reduced our above unit costs by a further £31 million in the year. Our aspiration is to contain the above unit cost and perhaps even reduce it further, whilst continuing to grow the revenue.

£9 million from acquisitions net of disposals

This relates mainly to the incremental operating profit from the acquisitions of Medi-Dyn and Kimco in the USA, Plural in Germany, the remaining 50% of the shares in GR SA in Brazil and a number of McColls retail outlets in the UK.

Strategy

Our core strategy is to focus on foodservice and to build on the fast growth in our support services business. Our scale within countries enables us to drive efficiencies; our global reach and capability allows us to take advantage of the significant outsourcing opportunities around the world and to serve multinational

clients. Sectorisation is a fundamental part of our strategy and we have built big businesses in all of the key market sectors.

Our primary focus is organic revenue growth. Over recent years, the Group has had a consistent track record of around 6% organic revenue growth and it is envisaged that, over time, as economic conditions recover there should be a return to this trend. The foodservice opportunity is significant, with outsource penetration rates of under 50% and our share of the total market estimated at just 7%. The soft support services market is larger and less penetrated. Combining the two suggests an available global self operated market of well over £200 billion and we will continue to capitalise on this vast opportunity. Innovation in our consumer offer should position us to benefit from a cyclical upswing in demand and drive increased participation and spend. The roll out of best practice in retention should result in further improvement in this area.

Support services are becoming an ever more important part of our business. The delivery of multi services, that is bundled food and support services, now accounts for 18% of Group revenues (comprising 5% foodservice and 13% support services).
Our support services offer, which originated in the Defence, Offshore and Remote Site sector, has now extended to the Healthcare sector and increasingly to the Business & Industry sector where the outsourcing of support services is growing quickly. In 2009 we signed over £200 million of new multi service Business & Industry contracts, more than half coming from cross-selling to existing clients. For example, earlier in the year we extended our international contract with Royal Dutch Shell plc ('Shell') across Europe and we have now further extended our contract to include the Americas. Furthermore, we were delighted that in June, jointly with Shell, we won the Partners Across Borders category of the prestigious European FM Awards. The Compass Service Framework, our platform to deliver support services across all our major countries, is widely acclaimed by our clients. Continuous investment in developing this platform, both organically and through selected acquisitions, should deliver significant future growth.

MAP has brought real discipline to the way we evaluate infill acquisitions. We have a very rigorous process that covers strategic, financial and management criteria. Our recent acquisitions: Professional Services and Medi-Dyn, two Healthcare support services businesses in the USA; Kimco, a support services business within Business & Industry in the USA; a number of McColls retail outlets in the UK; and Plural, a support services business in Germany, have been successfully integrated and have delivered (or are on target to deliver) against the Group's strict criteria. We now have increasing financial headroom to acquire both food and support service businesses in our core countries as well as continuing to build on our existing presence in emerging markets.

Over the past three years we have delivered 200 basis points of margin growth across all five MAP components. We believe we have significant further potential from the continued application of best practice across the business. Whilst we have made good progress to date, there is still much more to go for.

Outlook

The Group's core strategy remains focused on food and increasingly support services. Whilst in 2010 the prevailing economic conditions are expected to lead to broadly flat organic revenue growth, we are very encouraged by the pipeline of new business. In the medium term the Group is set to enjoy the combination of structural growth in outsourcing and, as the global economies recover, a cyclical upswing in demand. In parallel, the continuing management of the flexible cost base and the ongoing focus on MAP should deliver further cost efficiencies and margin progression. In addition to this, the strength of the cash flow and balance sheet is enabling us to continue to reward

shareholders and to accelerate growth through value creating infill acquisitions.

Richard Cousins
Group Chief Executive
25 November 2009

Business Review

A strong financial performance.

We have demonstrated our ability to manage the cost base containing the impact on profit of the like for like volume declines and delivering significant further efficiencies. We are in a strong position to support the significant growth opportunities.

Financial Summary

	2009	2008	Increas
Continuing operations			
Revenue			
Constant currency	**£13,444m**	£13,270m	
Reported	**£13,444m**	£11,440m	
Total operating profit			
Constant currency	**£884m**	£784m	
Underlying	**£884m**	£662m	
Reported	**£877m**	£659m	
Operating margin			
Constant currency	**6.5%**	5.9%	
Underlying	**6.5%**	5.8%	
Reported	**6.5%**	5.7%	
Profit before tax			
Underlying	**£784m**	£589m	
Reported	**£773m**	£566m	
Basic earnings per share			
Underlying	**30.0p**	22.0p	
Reported	**29.5p**	20.9p	
Free cash flow			
Reported	**£593m**	£520m	
Total Group including discontinued operations			
Basic earnings per share	**31.7p**	23.7p	

Total dividend per ordinary share	**13.2p**	12.0p

(1) Constant currency restates the prior year results to 2009's average exchange rates.
(2) Total operating profit includes share of profit of associates.
(3) Underlying operating profit excludes the amortisation of intangibles arising on acquisition.
(4) Operating margin is based on revenue and operating profit excluding share of profit of associates.
(5) Underlying profit before tax excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the change in fair value of minority interest put options.
(6) Underlying basic earnings per share excludes the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the change in fair value of minority interest put options and the tax attributable to these amounts.

Segmental Performance

	Revenue		Revenue Growth	
	2009 £m	2008 £m	Reported	Constant Currency
Continuing operations				
North America	**5,871**	4,553	28.9%	3.6%
Continental Europe	**3,429**	3,021	13.5%	0.1%
United Kingdom & Ireland	**1,829**	1,926	(5.0)%	(5.0)%
Rest of the World	**2,315**	1,940	19.3%	2.9%
Total	**13,444**	11,440	17.5%	1.3%

	Operating Profit		Margin	
	2009 £m	2008 £m	**2009 %**	2008 %
Continuing operations				
North America	**441**	311	**7.5%**	6.8%
Continental Europe	**232**	197	**6.8%**	6.5%
United Kingdom & Ireland	**114**	108	**6.2%**	5.6%
Rest of the World	**148**	104	**6.4%**	5.4%
Unallocated overheads	**(58)**	(62)	**-**	-
Excluding associates	**877**	658	**6.5%**	5.8%
Associates	**7**	4	**-**	-
Underlying	**884**	662	**6.5%**	**5.8%**
Amortisation of fair value intangibles	**(7)**	(3)		
Total	**877**	659		

(1) Constant currency restates the prior year results to 2009's average exchange rates.
(2) Operating profit includes share of profit of associates.
(3) Underlying operating profit and margin excludes the amortisation of intangibles arising on acquisition.
(4) Operating margin is based on revenue and operating profit excluding share of profit of associates.

(5) Organic growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in re prior year acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior year a year exchange rates) and compares the current year results against the prior year.

Revenue

Overall, organic revenue growth was flat, comprising new business of 8.5%, retention of 93% and a like for like decline of 1.5%. Acquisitions less disposals increased revenue by 1.3% and the significant weakening of Sterling, in particular against the Euro and US Dollar, increased reported revenues by 16.2%, resulting in reported revenue growth of 17.5%.

Operating Profit

Underlying operating profit from continuing operations, including associates but excluding the amortisation of intangibles arising on acquisition, was £884 million (2008: £662 million), an increase of 33.5% on a reported basis over the prior year. Underlying operating profit increased by £100 million, 12.8% on a constant currency basis. This represents a 70 basis points improvement in margin to 6.5% (2008: 5.8%), or 60 basis points on a constant currency basis.

Operating profit after the amortisation of intangibles arising on acquisition of £7 million (2008: £3 million) was £877 million (2008: £659 million).

North America

43.7% Group revenue (2008: 39.8%)

Our North American business (which includes our operations in the USA, Canada and Mexico) has delivered an excellent performance. Revenues were £5.9 billion (2008: £4.6 billion), with organic growth of 1.6%. Operating profit increased by £49 million, or 12.5% on a constant currency basis, to £441 million (2008: £392 million on a constant currency basis). A focus on driving efficiencies, particularly through the purchasing, logistics and production processes and initiatives to reduce overheads, contributed to a full year margin improvement of 60 basis points on a constant currency basis.

The Business & Industry sector has had another year of strong new business gains, including the World Bank Group. Despite the like for like pressures on volume, consumer demand for value offers and "grab and go" increased. This, together with more focused promotions, has helped drive participation and spend. Tight cost management and further efficiency gains has enabled the sector to deliver another year of strong profit and margin growth. The acquisition of Kimco earlier in the year has enhanced our support services capability in this sector, enabling us to better serve our existing clients by offering a combined food and support services package.

In Healthcare, the ongoing integration of our recent acquisitions of Professional Services and Medi-Dyn, both specialist healthcare support service providers, has strengthened our support services offers and contributed to the delivery of strong revenue growth and excellent retention rates. For example, we have recently been appointed to provide support services to The Mount Sinai Hospital in Manhattan, one of the USA's oldest and largest teaching hospitals.

We have seen good like for like volume growth in Education, driven by increasing

enrolments and take up of board plans throughout the year. New business also remained very strong and we have delivered double digit organic revenue growth. We have recently won a contract with The University of North Carolina at Greensboro to provide both dining and vending services as well as contracts with Duval County Public Schools, the University of Pennsylvania and Bowling Green University.

In Levy, our Sports & Leisure business, our ability to quickly flex costs in line with demand and the delivery of further efficiencies has enabled us to improve margins. We continue to see a strong pipeline for new business opportunities and have had some exciting wins including a significant contract with the Palace of Auburn Hills (home to the Detroit Pistons of the NBA) as well as the United Center (home to the Chicago Bulls and Chicago Blackhawks).

In Canada, we have recently entered into an agreement with Suncor Energy to provide catering and support services to the new Firebag Village site. We have been partnered with Suncor Energy since 1967, when they started their first operations in the Oil Sands.

Continental Europe
25.5% Group revenue (2008: 26.4%)

Revenue in Continental Europe totalled £3.4 billion (2008: £3.0 billion) with organic revenue 1.1% lower than last year. However, management of the flexible cost base and further efficiency gains resulted in a robust operating profit performance of £232 million, an increase of 4% on constant currency basis, and margin improvement of 30 basis points to 6.8%.

Across the geography we have seen a consistent and encouraging rate of new contract wins. For example, we have extended our relationship with Shell and now provide a wide variety of services across many countries. In Continental Europe this now includes Germany, Austria, Switzerland and Italy amongst others.

In Germany, we have successfully integrated the recent acquisitions of Plural, a support service specialist, and LPS and are already seeing the benefits of new business opportunities through cross-selling. The Education sector has developed significantly this year with our largest ever contract win for public schools in Offenberg, Baden-Wuerttemberg, as well as other exciting new wins in both the public and private sectors.

The Nordic region, where high levels of organic growth have been maintained through the year, has seen strong new business wins in both food and multi services, including AstraZeneca, Sweco and Volvo in Sweden and Statoil in Norway.

The turnaround plan in Italy continues to deliver good results, with solid margin improvement. Following recent wins in support services, such as the large contract with Trenitalia (Italian Railways), we are seeing encouraging signs regarding the cross-selling potential. Our Education business is continuing to generate good levels of new business and like for like growth, with contract wins across the country (including Rome and Turin).

The Spanish business has also performed extremely well and had a particularly strong year in Healthcare. This has been driven by new business gains, with both public and private hospitals (for example, Pius Hospital de Valls) as well as in the senior living market. The management team has simplified the structure to increase efficiency and has improved purchasing and logistics processes providing a solid base for future

growth.

UK & Ireland
13.6% Group revenue (2008: 16.8%)

Revenues were £1.8 billion (2008: £1.9 billion). We have continued to work hard in the UK & Ireland, streamlining the back office and improving productivity.
This has enabled us to significantly improve our margins by 60 basis points, despite the difficult economic conditions, with a good increase in operating profit to £114 million (2008: £108 million).

In the Business & Industry sector we continue to win high quality new business, in both catering and support services. Notably, Compass has been awarded a contract with the Lloyds Banking Group to provide catering to the Group's 78 UK sites for the next five years. The new Royal Institute of Chartered Surveyors contract requires us to provide staff dining, reception services and hospitality catering. During the year we have also won important new business with BSkyB and National Grid as well as renewing contracts with Heinz and JohnsonDiversey. Continued flexing of labour costs in line with demand and tight control of discretionary spend has enabled us to move the margin forward strongly.

Growth in the Healthcare sector has been driven by new business and good like for like volume growth. The newly acquired food and retail outlets from McColls have contributed to the good progress we continue to make in extending our retail offer, with over 55 new outlets opened since the start of the year taking the total to over 100. We have secured good quality new business such as the Southend NHS Foundation Trust where we have extended our relationship to feed 1,000 patients and 4,000 employees using our advanced Steamplicity concept.

We are making good progress in the Education sector and are really starting to see the benefits of our work over the last few years. We believe we now have the right offer for primary and secondary school meals and are in a strong position to grow this part of the business. We have recently also won new contracts in higher
education with Warwick University, the largest university campus in the UK, as well as extending our existing contracts
with Oxford Brookes University, Roehampton University and De Montfort University. We have made excellent progress on productivity, where a focus on labour hours and unit overheads has driven margin growth of over 100 basis points compared to the previous year.

We have had success in winning new business in the Sports & Leisure sector. For example we have won contracts with Hampshire Cricket Club's Rose Bowl and the 2010 Ryder Cup, where we will again provide the hospitality and catering for officials, guests and spectators, as well as our landmark deal with the Jockey Club where we now provide foodservice to all of their 14 racecourses. A focus on flexing labour and other costs has minimised the impact on profit of the decline in hospitality revenues in the sector.

Rest of the World
17.2% Group revenue (2008: 17.0%)

Our Rest of the World businesses have delivered solid organic revenue growth of 2.3%. Operating profit increased by £27 million, or 22% on a constant currency basis, to £148 million (2008: £121 million on a constant currency basis). The acquisition of the

remaining 50% of the shares of GR S.A. in Brazil, completed in March 2008, contributed strongly to this growth. The margin has increased by 100 basis points overall on a constant currency basis to 6.4%.

We are continuing to see good levels of new business wins across most countries in the region, including new contracts with HSBC in both China and Argentina and Coca Cola in China. In Brazil we have won Monsanto and Cia Muller de Bebidas, a leading beverage manufacturer. The drive for overhead efficiencies, coupled with restructuring programs, has contributed to the excellent margin progression.

In Australia we have seen good organic revenue growth driven by the Defence, Offshore and Remote site sector which comprises the majority of the business. Chevron recently awarded us a very significant contract to provide food and a full range of support services at its facilities in Western Australia. The Healthcare sector grew by nearly 20% in the year and continues to provide excellent opportunities for future growth. Already one of the more efficient businesses in the Group, Australia has delivered further margin improvement by focusing on all areas of cost.

The large Business & Industry and Sports & Leisure sectors in Japan mean that organic revenue growth has been a challenge. However, excellent progress on overhead control and driving efficiencies in the supply chain have delivered a further 100 basis points improvement in the margin, moving Japan a step closer to the Group average.

In Brazil new business wins have been very strong. They include contracts with Petrobras, Brazil's largest energy company, and Noble, marking our entry into the offshore market there. The management team has been quick to react to market changes by managing the cost base and continuing to deliver cost efficiencies. The margins have increased and the recently strengthened management team is now well placed to grow our business across all sectors in this exciting market.

Our UAE based joint venture has seen strong organic revenue growth and excellent like for like volumes in our remote site business. We have seen particularly strong growth in support services and the pipeline of new business looks encouraging.

Our businesses serving the energy and extraction sectors have delivered solid double digit organic revenue growth and have excellent retention rates. We continue to benefit from the very high levels of activity in these sectors, particularly the construction of liquid natural gas production, storage and export facilities worldwide.

Unallocated Overheads

Unallocated overheads for the year were £58 million (2008: £62 million), reflecting delivery of further efficiencies in the central overhead structure.

Finance Costs

Underlying net finance cost, excluding hedge accounting ineffectiveness and the impact of revaluing investments and minority interest put options, was £100 million (2008: £73 million). This reflects the impact of exchange rates on the interest payable on US Dollar and Euro denominated debt and the lower interest rates receivable on cash deposits. It also reflects an increased charge in relation to pensions of £11 million (2008: credit of £2 million). We currently expect the underlying net finance cost

for 2010 to be around £85 million at current exchange rates.

Other Gains and Losses

Other gains and losses include a £7 million (2008: £4 million) cost of hedge accounting ineffectiveness and a £3 million credit (2008: £16 million cost) from revaluing investments and minority interest put options.

Profit Before Tax

Profit before tax from continuing operations was £773 million (2008: £566 million).

On an underlying basis, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the impact of revaluing investments and minority interest put options, profit before tax from continuing operations increased by 33.1% to £784 million (2008: £589 million).

Income Tax Expense

Income tax expense from continuing operations was £221 million (2008: £169 million).

On an underlying basis, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the impact of revaluing investments and minority interest put options, the tax charge on continuing operations was £224 million (2008: £171 million), equivalent to an effective tax rate of 29% (2008: 29%). Based on current corporate tax rates applicable to our major countries of operation, we expect the tax rate to average out around the 27% level in the short to medium term.

Discontinued Operations

The profit after tax from discontinued operations was £40 million (2008: £53 million).

Basic Earnings per Share

Basic earnings per share, including discontinued operations, were 31.7 pence (2008: 23.7 pence).

On an underlying basis, excluding discontinued operations, the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the impact of revaluing investments and minority interest put options, and the tax attributable to these amounts, the basic earnings per share from continuing operations were 30.0 pence (2008: 22.0 pence).

	Attributable Profit		Basic Earni Per Shar	
	2009 £m	2008 £m	**2009 pence**	2008 pence
Reported	**586**	443	**31.7**	23.7
Discontinued operations	**(40)**	(53)	**(2.2)**	(2.8)
Other adjustments	**8**	21	**0.5**	1.1
Underlying	**554**	411	**30.0**	22.0

Dividends

It is proposed that a final dividend of 8.8 pence per share will be paid on 1 March 2010 to shareholders on the register on 30 January 2010. This will result in a total dividend for the year of 13.2 pence per share (2008: 12.0 pence per share), a year on year increase of 10.0%. The dividend was covered 2.3 times on an underlying earnings basis and 2.6 times on a free cash basis.

Free Cash Flow

Free cash flow from continuing operations totalled £593 million (2008: £520 million). The major factors contributing to the increase were: £219 million increase in underlying operating profit before associates offset by £93 million higher net capital expenditure and £38 million lower working capital inflow.

Gross capital expenditure of £287 million (2008: £200 million), including amounts purchased by finance lease of £4 million (2008: £8 million), is equivalent to 2.1% of revenues (2008: 1.7% of revenues). We currently expect the level of gross capital expenditure for 2010 to be at a similar level. Proceeds from the sale of assets were £24 million and we expect these will be minimal in 2010.

Working capital continues to be well managed, delivering an overall £8 million working capital inflow in the year. We believe that there remains further scope for improvement.

The cash tax rate for the year was 21% (2008: 25%), based on underlying profit before tax for the continuing operations, benefiting from a few large refunds relating to prior years. We currently expect the cash tax rate to average out towards the 27% level for the short to medium term.

The net interest outflow for the year was £100 million (2008: £81 million).

Acquisition Payments

The acquisition spend in the year totalled £165 million. This includes £115 million of infill acquisitions (including £52 million on Kimco and £8 million on Lackmans in the USA, £17 million on Plural in Germany and £21 million on McColls retail site leases in the UK) and £35 million on the buyout of minority interests (including £11 million to take our shareholding in Seiyo Foods, our Japanese business, from 95% to 100%).

Disposals

Payments made in respect of businesses disposed or discontinued in prior years totalled £31 million.

Purchase of Own Shares

The Group spent cash of £12 million (2008: £355 million) on the purchase of its shares in the year.

Return on Capital Employed

Return on capital employed (ROCE) was 18.7% (2008: 15.2%) based on continuing business before exceptional items, excluding the Group's minority partners' share of total operating profit, net of tax at 28.6% and using an average capital employed for the

year of £3,350 million (2008: £3,073 million) calculated from the IFRS balance sheet.

Pensions

The Group has continued to review and monitor its pension obligations throughout the year working closely with the Trustees and members of schemes around the Group to ensure proper and prudent assumptions are used and adequate provision and contributions are made.

The Group's total pension fund deficit at 30 September 2009 was £335 million (2008: £131 million), with the increase principally resulting from lower discount rates. The total pensions charge for defined contribution schemes in the year was £27 million (2008: £28 million) and £34 million (2008: £19 million) for defined benefit schemes. Included in the defined benefit scheme costs was a £11 million charge to net finance cost (2008: £2 million credit).

Risks and Uncertainties

The Board takes a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders.

The principal risks and uncertainties facing the business and the activities the Group undertakes to mitigate these are set out in the section headed 'Managing Risk' below.

Shareholder Return

The market price of the Group's ordinary shares at the close of the financial year was 382 pence per share (2008: 344 pence per share).

Related Party Transactions

Details of transactions with related parties are set out in Note 34. These transactions have not, and are not expected to have, a material effect on the financial performance or position of the Group.

Financial Position

The ratio of net debt to market capitalisation of £7,082 million as at 30 September 2009 was 13% (2008: 16%).

During the year net debt reduced to £943 million (2008: £1,005 million) including a negative impact from foreign exchange translation of £118 million and cash spent on share buy backs totalling £12 million.

At 30 September 2009, the Group had cash reserves of £588 million. In addition, the Group had an undrawn bank facility of £756 million committed through to 2012. Taking account of cash required for day to day operations, the Group estimates it currently has headroom of around £1 billion.

Looking forward, £200 million of Sterling denominated bonds are due for repayment in January 2010 and it is currently envisaged that this will be paid out of surplus cash. With strong ongoing free cash flow generation, the Group believes that it is in a strong financial position.

The EBIT to net interest ratio has increased from 3.2 times in 2006 to 8.8 times in 2009, excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness, the change in fair value of minority interest put options and discontinued operations. EBITDA to net interest has increased from 5.6 times to 11.1 times in the same period, including discontinued operations but excluding the amortisation of intangibles arising on acquisition, hedge accounting ineffectiveness and the change in fair value of minority interest put options. The Group remains committed to maintaining strong investment grade credit ratings.

Going Concern

The Group's business activities, together with the factors likely to affect its future development, performance and position are set out in the Business Review, as is the financial position of the Group, its cash flows, liquidity position, and borrowing facilities. In addition, Note 20 includes the Group's objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities and its exposures to credit risk and liquidity risk.

The Group has considerable financial resources together with longer term contracts with a number of customers and suppliers across different geographic areas and industries. As a consequence, the directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook.

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Andrew D Martin
Group Finance Director

Managing Risk

The Board takes a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders. The Group has policies and procedures in place to ensure that risks are properly evaluated and managed at the appropriate level within the business.

The identification of risks and opportunities; the development of action plans to manage the risks and exploit the opportunities; and the continual monitoring of progress against agreed KPIs is an integral part of the business process, and a core activity throughout the Group.

Control is exercised at Group and business level through the Group's Management and Performance framework, monthly monitoring of performance by comparison with budgets and forecasts and through regular Business Reviews with the Group Chief Executive and the Group Finance Director.

This is underpinned by a formal major risk assessment process which is an integral part of the annual business cycle. As part of the process, each of the Group's businesses is required to identify and document major risks and appropriate mitigating activities and controls; and monitor and report to management on the effectiveness of these controls on a biannual basis. Senior managers are also required to sign biannual confirmations of compliance with key procedures and to report any breakdowns in, or exceptions to, these procedures. The results are reviewed by the Executive Committee and the Board.

The Group also has formal procedures in place, with clearly designated levels of authority, for approving acquisitions and other capital investments. This is supported by a post investment review process for selected acquisitions and major items of capital expenditure.

The table below sets out the principal risks and uncertainties facing the business at the date of this report and the systems and processes the Group has in place to manage and mitigate these risks.

Risk		Mitigation
Health, safety and environment	Food safety	Compass feeds millions of consumers around the world e setting the highest standards for food hygiene and safety Group has appropriate policies, processes and training p full compliance with legal obligations.
	Health and safety	Health and safety remains our number one operational p management meetings throughout the Group feature a H update as one of their first agenda items.
	Environment	Everyday, everywhere, we look to make a positive contril and wellbeing of our customers, the communities we wor live in. Our Corporate Responsibility statement in the Anr our approach in more detail.
Clients and consumers	Client retention	We aim to build long-term relationships with our clients b. value. Our business model is structured so that we are n particular sector, geography or group of clients.
	Consolidation of food and support services	We have developed a range of support services to comp foodservice offer. These services are underpinned by the Framework, our standard operating platform for support s us the capability to deliver to the same consistent world-c globally.
	Bidding risk	The Group's operating companies bid selectively for larg contracts each year and a more limited number of conce: Tenders are developed in accordance with a thorough pr both the potential risks (including social and ethical risks) subject to approval at an appropriate level of the organis:
	Credit risk	There is limited concentration of credit risk with regard to given the diverse and unrelated nature of the Group's clie
	Service delivery and compliance with contract terms and conditions	The Group's operating companies contract with a large n Processes are in place to ensure that the services delive appropriate standard and comply with the appropriate co conditions.

Risk	Mitigation

	Changes in consumer preferences	We strive to meet consumer demand for quality, choice a developing innovative and nutritious food offers which su tastes of our consumers.
People	People retention and motivation	The recruitment and retention of skilled employees is a cl industry at large. The Group has established training and programmes, succession planning and performance man programmes which are designed to align rewards with ou and to retain and motivate our best people.
Supply Chain	Suppliers	The Group constantly strives to find the right balance bet term supply relationships based on the compatibility of va with the requirements of the Group as well as quality and seeks to avoid over-reliance on any one supplier.
	Traceability	To reduce risk we are focusing on traceability, clear spec requirements to nominated suppliers and the improveme compliance by unit managers.
Economic risk	Economy	Around 50% of our business, the Healthcare, Education a Defence, Offshore and Remote Site sectors, are less sus downturns. Revenues in the remaining 50%, the Busines Sports & Leisure sectors, are more susceptible to the eco employment levels. However, with the variable and flexib cost base, it is generally possible to contain the impact of declines.
	Food cost inflation	As part of our MAP programme we seek to manage food through: cost indexation in our contracts, giving us the co review pricing with our clients; menu management to sub response to any forecast shortages and cost increases; a greater purchasing efficiencies through supplier rationalis compliance.
	Labour cost inflation	Our objective is always to deliver the right level of service way. As part of our MAP programme we have been deplo processes to optimise labour productivity and exercise be labour costs such as absenteeism, overtime and third pa to improve our management of salary and benefit costs a inflation.
Regulatory, political and competitive environment	Political stability	Compass is a global company operating in countries and economic and political conditions. Our operations and ea adversely affected by political or economic instability. Ho remain aware of these risks and look to mitigate them wh have also taken the strategic decision to withdraw from a (and had completed most of these withdrawals by the da where we consider the risks outweigh the rewards.
	Regulation	Changes to laws or regulations could adversely affect ou engage with governmental and non-governmental organi through trade associations to ensure that our views are r
	Competition	Compass operates in a competitive market place. The le and outsource penetration varies by country. Some mark concentrated with two or three key players, others are hi offer significant opportunities for consolidation and penet operated market. Aggressive pricing from our competitor reduction in our revenues and margins. We aim to minim long term relationships with our clients based on quality a
Acquisitions and investments	Acquisition risk	Potential acquisitions are identified by the operating com appropriate levels of due diligence and approval by Grou acquisition integration and performance is closely manag regular review.
	Investment risk	Capital investments are subject to appropriate levels of s approval by Group management.

	Joint ventures		In some countries we operate through joint ventures. Pro to ensure that joint venture partners bring skills, experien complement and add to those provided from within the G

Risk		Mitigation
Information technology and infrastructure		The Group relies on a variety of IT systems in order to m: services and communicate with its customers, suppliers ε is minimal inter-country dependence on IT systems, and major operating companies have appropriate disaster rec
Fraud and compliance		The Group's zero tolerance based Code of Ethics govern relationship with our stakeholders. All alleged breaches c investigated. The Group's procedures include regular ope underpinned by a continual focus on ensuring the effectiv controls.
Litigation		Though we do not operate in a litigious industry, we have processes in all of our main operating companies to repo mitigate against third-party litigation.
Reputation risk		Our brands are amongst the most successful and best es industry. They represent a key element of the Group's ov positioning. In the event that our brand or reputation is dε adversely impact the Group's performance. The Group's Code of Ethics is designed to safeguard the Company's ε reputation.
Financial risk	Overview	Compass Group's financial risk management strategy is I economic objectives and good corporate practice. The m concern the availability of funds to meet our obligations (I movements in exchange rates (foreign currency risk), mc rates (interest rate risk), and counterparty credit risk. Der financial instruments are used to manage interest rate an risks. Further details of our financial risks and the ways ir them are set out below.
	Liquidity Risk	The Group finances its borrowings from a number of sou the public markets and the private placement markets. T the Group's principal borrowings at 30 September 2009 s period to maturity is 3.1 years. The Group's undrawn con at 30 September 2009 were £756 million (2008: £689 mil
	Financial Instruments	The Group continues to manage its foreign currency and exposure in accordance with the policies set out below. T instruments comprise cash, borrowings, receivables and used to finance the Group's operations. The Group also u principally interest rate, currency swaps and forward curr manage interest rate and currency risks arising from the The Group does not trade in financial instruments. The G policies are designed to mitigate the impact of fluctuation exchange rates and to manage the Group's financial risk: approves any changes to the policies.
	Foreign Currency Risk	The Group's policy is to match as far as possible its princ flows by currency to actual or effective borrowings in the currency cash flows are generated, they are used to serv the same currency. To implement this policy, forward cur currency swaps are taken out which, when applied to the liabilities, convert these to the required currency. A recon September 2009 actual currency liabilities to the effective set out in note 20 of the consolidated financial statement: each currency give rise to foreign exchange differences c into Sterling. Where the borrowings are either less than,

		investment in overseas operations, these exchange rate treated as movements on reserves and recorded in the s recognised income and expense rather than in the incom Sterling earnings streams are translated at the average r the year. This results in differences in the Sterling value c from year to year. The table in note 36 of the consolidate sets out the exchange rates used to translate the income sheets and cash flows of non-Sterling denominated entiti
	Interest Rate Risk	As detailed above, the Group has effective borrowings in currencies and its policy is to ensure that, in the short-ter exposed to fluctuations in interest rates in its principal cu implements this policy either by borrowing fixed rate debt rate swaps so that at least 80% of its projected net debt i reducing to 60% fixed for the second year and 40% fixed

Risk		Mitigation
Pensions risk		The Group's defined benefit pension schemes are closed to new transfers under public sector contracts in the UK where the Com provide final salary benefits to transferring employees. Steps ha reduce the investment risk in these schemes. Further informatic of the consolidated financial statements.
Tax risk		As a Group, we seek to plan and manage our tax affairs e jurisdictions in which we operate. In doing so, we aim to a the relevant laws and disclosure requirements. In an incre international tax environment, a degree of uncertainty is in our tax liabilities. We exercise our judgement, and seek ap advice, in assessing the amounts of tax to be paid and the required. The effective rate of tax may be influenced by a factors, including changes in laws and accounting standar increase the rate.

Consolidated Financial Statements

Directors' responsibilities

The financial information set out below does not constitute the company's statutory accounts for the years ended 30 September 2009 or 2008, but is derived from those accounts. Statutory accounts for 2008 have been delivered to the Registrar of Companies and those for 2009 will be delivered following the company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified, did not draw attention to any matters by way of emphasis without qualifying their report and did not contain statements under s237(2) or (3) Companies Act 1985 / s498(2) or (3) Companies Act 2006.

The annual report and accounts complies with the Disclosure and Transparency Rules ('DTR') of the United Kingdom's Financial Services Authority in respect of the requirement to produce an annual financial report. The annual report and accounts is the responsibility of, and has been approved by, the directors. We confirm that to the best of our knowledge:

The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards ('IFRS'). Company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 2006 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires

- the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards('IFRS');
- the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- the annual report and accounts includes a review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

On behalf of the Board

Mark J White
General Counsel and Company Secretary
25 November 2009

that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expense set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards.

Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 2006. The directors, having prepared the financial statements, have permitted the auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit opinion.

The directors are also responsible for the maintenance and integrity of the Compass Group PLC website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Consolidated income statement

for the year ended 30 September 2009

82-5161

	Notes	2009 £m	2008 £m
Continuing operations			
Revenue	1	**13,444**	11,440
Operating costs	2	**(12,574)**	(10,785)
Operating profit	1	**870**	655
Share of profit of associates	1, 13	**7**	4
Total operating profit	1	**877**	659
Finance income	4	**14**	27
Finance costs	4	**(114)**	(100)
Hedge accounting ineffectiveness	4	**(7)**	(4)
Change in fair value of investments and minority interest put options	4	**3**	(16)
Profit before tax		**773**	566
Income tax expense	5	**(221)**	(169)
Profit for the year from continuing operations	1	**552**	397
Discontinued operations			
Profit for the year from discontinued operations	6	**40**	53
Continuing and discontinued operations			
Profit for the year		**592**	450
Attributable to			
Equity shareholders of the Company		**586**	443
Minority interest		**6**	7
Profit for the year		**592**	450
Basic earnings per share (pence)			
From continuing operations	8	**29.5p**	20.9p
From discontinued operations	8	**2.2p**	2.8p
From continuing and discontinued operations	8	**31.7p**	23.7p
Diluted earnings per share (pence)			
From continuing operations	8	**29.4p**	20.8p
From discontinued operations	8	**2.2p**	2.8p
From continuing and discontinued operations	8	**31.6p**	23.6p

Analysis of operating profit

for the year ended 30 September 2009

		2009 £m	2008 £m
Continuing operations			
Operating profit before associates and amortisation of intangibles arising on acquisition		**877**	658
Share of profit of associates		**7**	4

Operating profit before amortisation of intangibles arising on acquisition		**884**	662
Amortisation of intangibles arising on acquisition		**(7)**	(3)
Total operating profit		**877**	659

Consolidated statement of recognised income and expense

for the year ended 30 September 2009

	Notes	Movements in equity			
		Retained earnings £m	Revaluation reserve £m	Translation reserve £m	Minority interest £m
Net income/(expense) recognised in equity					
Currency translation differences		**-**	**-**	**85**	**4**
Actuarial gains/(losses) on post-retirement employee benefits	23	**(206)**	**-**	**-**	**-**
Tax on items taken directly to equity	5	**61**	**-**	**9**	**-**
Other		**-**	**(1)**	**-**	**-**
Net income/(expense) recognised directly in equity		**(145)**	**(1)**	**94**	**4**
Profit for the year					
Profit for the year		**586**	**-**	**-**	**6**
Total recognised income and expense for the year	25	**441**	**(1)**	**94**	**10**
Attributable to					
Equity shareholders of the Company		**441**	**(1)**	**94**	**-**
Minority interest		**-**	**-**	**-**	**10**
Total recognised income and expense for the year	25	**441**	**(1)**	**94**	**10**

Consolidated balance sheet

as at 30 September 2009

	Notes	2009 £m	2008 £m
Non-current assets			
Goodwill	10	**3,580**	3,290
Other intangible assets	11	**493**	393
Property, plant and equipment	12	**530**	463

Interests in associates	13	**32**	28
Other investments	14	**32**	17
Trade and other receivables	16	**64**	66
Deferred tax assets*	5	**300**	256
Derivative financial instruments**	20	**60**	19
Non-current assets		**5,091**	4,532
Current assets			
Inventories	17	**230**	213
Trade and other receivables	16	**1,680**	1,577
Tax recoverable*		**25**	19
Cash and cash equivalents**	18	**588**	579
Derivative financial instruments**	20	**27**	1
Current assets		**2,550**	2,389
Total assets		**7,641**	6,921
Current liabilities			
Short-term borrowings**	19	**(323)**	(382)
Derivative financial instruments**	20	**(15)**	(4)
Provisions	22	**(123)**	(113)
Current tax liabilities*		**(260)**	(234)
Trade and other payables	21	**(2,378)**	(2,235)
Current liabilities		**(3,099)**	(2,968)
Non-current liabilities			
Long-term borrowings**	19	**(1,277)**	(1,212)
Derivative financial instruments**	20	**(3)**	(6)
Post-employment benefit obligations	23	**(335)**	(131)
Provisions	22	**(342)**	(341)
Deferred tax liabilities*	5	**(11)**	(24)
Trade and other payables	21	**(29)**	(33)
Non-current liabilities		**(1,997)**	(1,747)
Total liabilities		**(5,096)**	(4,715)
Net assets		**2,545**	2,206
Equity			
Share capital	24, 25	**185**	184
Share premium account	25	**215**	178
Capital redemption reserve	25	**44**	44
Less: Own shares	25	**(2)**	(4)
Other reserves	25	**4,489**	4,401
Retained earnings	25	**(2,395)**	(2,616)
Total equity shareholders' funds		**2,536**	2,187
Minority interests	25	**9**	19
Total equity		**2,545**	2,206

* Component of current and deferred taxes ** Component of net debt

Approved by the Board of directors on 25 November 2009 and signed on their behalf by

Richard J Cousins, Director
Andrew D Martin, Director

Consolidated cash flow statement

for the year ended 30 September 2009

	Notes	2009 £m	2008 £m
Cash flow from operating activities			
Cash generated from operations	28	**1,114**	915
Interest paid		**(111)**	(104)
Interest element of finance lease rentals		**(3)**	(2)
Tax received		**22**	16
Tax paid		**(188)**	(165)
Net cash from/(used in) operating activities of continuing operations		**834**	660
Net cash from/(used in) operating activities of discontinued operations	29	**(1)**	2
Net cash from/(used in) operating activities		**833**	662
Cash flow from investing activities			
Purchase of subsidiary companies and investments in associates[1]	27	**(165)**	(181)
Proceeds from sale of subsidiary companies and associates - discontinued activities[1]	6	**(34)**	(17)
Proceeds from sale of subsidiary companies and associates - other activities[1]		**-**	12
Tax on profits from sale of subsidiary companies and associated undertakings		**3**	45
Purchase of intangible assets and investments		**(117)**	(73)
Purchase of property, plant and equipment		**(166)**	(119)
Proceeds from sale of property, plant and equipment / intangibles		**24**	26
Purchase of other investments		**(3)**	-
Proceeds from sale of other investments		**5**	1
Dividends received from associated undertakings		**4**	5
Interest received		**14**	25
Net cash from/(used in) investing activities by continuing operations		**(435)**	(276)
Net cash from/(used in) investing activities by discontinued operations	29	**-**	-
Net cash from/(used in) investing activities		**(435)**	(276)
Cash flow from financing activities			
Proceeds from issue of ordinary share capital	25	**28**	58
Purchase of own shares[2]		**(12)**	(355)
Net increase/(decrease) in borrowings - excluding new			

	Notes	2009	2008
leases / repayments	30	**(178)**	(141)
Repayment of obligations under finance leases	30	**(15)**	(11)
Equity dividends paid	9, 25	**(229)**	(209)
Dividends paid to minority interests	25	**(3)**	(4)
Net cash from/(used in) financing activities by continuing operations		**(409)**	(662)
Net cash from/(used in) financing activities by discontinued operations	29	**-**	-
Net cash from/(used in) financing activities		**(409)**	(662)
Cash and cash equivalents			
Net increase/(decrease) in cash and cash equivalents	30	**(11)**	(276)
Cash and cash equivalents at beginning of the year	30	**579**	839
Currency translation gains/(losses) on cash and cash equivalents	30	**20**	16
Cash and cash equivalents at end of the year	30	**588**	579

(1) Net of cash acquired or disposed and payments received or made under warranties and indemnities.
(2) Share buy-back and increase/(decrease) in own shares held to satisfy employee share-based payments.

Reconciliation of free cash flow from continuing operations

for the year ended 30 September 2009

	2009 £m	2008 £m
Net cash from operating activities of continuing operations	**834**	660
Purchase of intangible assets and investments	**(117)**	(73)
Purchase of property, plant and equipment	**(166)**	(119)
Proceeds from sale of property, plant and equipment / intangibles	**24**	26
Purchase of other investments	**(3)**	-
Proceeds from sale of other investments	**5**	-
Dividends received from associated undertakings	**4**	5
Interest received	**14**	25
Dividends paid to minority interests	**(3)**	(4)
Other	**1**	-
Free cash flow from continuing operations	**593**	520

Notes to the consolidated financial statements

for the year ended 30 September 2009

1 Segmental reporting

	Geographical segments				
	North America	Continental Europe	UK & Ireland	Rest of the World	Intra-Group
Revenues	£m	£m	£m	£m	£m

82-5161

Year ended 30 September 2009					
Total revenue	**5,871**	**3,429**	**1,829**	**2,318**	**-**
Less: Discontinued operations	**-**	**-**	**-**	**(3)**	**-**
External revenue - continuing	**5,871**	**3,429**	**1,829**	**2,315**	**-**
Year ended 30 September 2008					
Total revenue	4,553	3,021	1,926	1,947	-
Less: Discontinued operations	-	-	-	(7)	-
External revenue - continuing	4,553	3,021	1,926	1,940	-

Revenues	Products and services: Sectors				
	Business & Industry	Education	Healthcare & Seniors	Sports & Leisure	Offshore & Remote
	£m	£m	£m	£m	£m
Year ended 30 September 2009					
External revenue	6,153	2,038	2,529	1,449	1,278
Less: Discontinued operations	-	-	-	-	(3)
External revenue - continuing	6,153	2,038	2,529	1,449	1,275
Year ended 30 September 2008					
External revenue	5,432	1,632	1,997	1,194	1,192
Less: Discontinued operations	-	-	-	-	(7)
External revenue - continuing	5,432	1,632	1,997	1,194	1,185

(1) There is no inter-segmental trading.
(2) Continuing revenues from external customers arising in the UK, the Group's country of domicile, were £1,749 million (2008:£1,855 million). Continuing revenues from external customers arising in all foreign countries from which the Group derives revenues were £11,695 million (2008:£9,585 million).

Result	Geographical segments				
	North America	Continental Europe	UK & Ireland	Rest of the World	Central activities
	£m	£m	£m	£m	£m
Year ended 30 September 2009					
Total operating profit before associates and amortisation of intangibles arising on acquisition	**441**	**232**	**114**	**147**	**(58)**
Less: Discontinued operations	**-**	**-**	**-**	**1**	**-**
Operating profit before associates and amortisation of intangibles arising on acquisition - continuing	**441**	**232**	**114**	**148**	**(58)**
Less: Amortisation of intangibles arising on acquisition	**(1)**	**-**	**(1)**	**(4)**	**(1)**
Operating profit before associates - continuing	**440**	**232**	**113**	**144**	**(59)**
Add: Share of profit of associates	**3**	**-**	**4**	**-**	**-**

Operating profit - continuing	**443**	**232**	**117**	**144**	**(59)**
Finance income					
Finance costs					
Hedge accounting ineffectiveness					
Change in the fair value of investments and minority interest put options					
Profit before tax					
Income tax expense					
Profit for the year from continuing operations					
Year ended 30 September 2008					
Total operating profit before associates and amortisation of intangibles arising on acquisition	311	197	108	103	(62)
Less: Discontinued operations	-	-	-	1	-
Operating profit before associates and amortisation of intangibles arising on acquisition - continuing	311	197	108	104	(62)
Less: Amortisation of intangibles arising on acquisition	-	-	-	(3)	-
Operating profit before associates - continuing	311	197	108	101	(62)
Add: Share of profit of associates	2	-	2	-	-
Operating profit - continuing	313	197	110	101	(62)
Finance income					
Finance costs					
Hedge accounting ineffectiveness					
Change in the fair value of investments and minority interest put options					
Profit before tax					
Income tax expense					
Profit for the year from continuing operations					

2 Operating costs

Operating costs	
Cost of food and materials:	

82-5161

Cost of inventories consumed	4,
Labour costs:	
Employee remuneration (note 3)	5,
Overheads:	
Depreciation - owned property, plant and equipment	
Depreciation - leased property, plant and equipment	
Amortisation - owned intangible assets	
Property lease rentals	
Other occupancy rentals - minimum guaranteed rent	
Other occupancy rentals - rent in excess of minimum guaranteed rent	
Other asset rentals	
Audit and non-audit services	
Other expenses	1,
Operating costs before amortisation of intangibles arising on acquisition	12,
Amortisation - intangible assets arising on acquisition	
Total continuing operations	12,

(1) Impairment of goodwill and inventories and net foreign exchange gains/losses recorded in income statement £nil (2008: £nil).

3 Employees

Average number of employees, including directors and part-time employees	2009 Number	2008 Number
North America	**145,591**	136,853
Continental Europe	**84,537**	78,570
UK & Ireland	**62,809**	64,146
Rest of the World	**93,231**	108,591
Total continuing operations	**386,168**	388,160
Discontinued operations	**2**	21
Total continuing and discontinued	**386,170**	388,181

Aggregate remuneration of all employees including directors	2009 £m	2008 £m
Wages and salaries	**4,989**	4,297

Social security costs	**925**	723
Share-based payments	**4**	14
Pension costs - defined contribution plans	**27**	28
Pension costs - defined benefit plans	**23**	21
Total continuing operations	**5,968**	5,083
Discontinued operations	**-**	1
Total continuing and discontinued	**5,968**	5,084

In addition to the pension cost shown in operating costs above, there is a pensions-related net charge to finance costs of £11 million (2008: credit of £2 million).

4 Financing and other gains/losses

Finance income and costs are recognised in the income statement in the period in which they are earned or incurred.

Finance income and costs	2009 £m
Finance income	
Bank interest	**14**
Expected return on pension scheme assets net of amount charged to scheme liabilities (note 23)	**-**
Total finance income	**14**
Finance costs	
Bank loans and overdrafts	**8**
Other loans	**90**
Finance lease interest	**3**
Interest on bank loans, overdrafts, other loans and finance leases	**101**
Unwinding of discount on put options held by minority shareholders	**1**
Unwinding of discount on provisions	**1**
Amount charged to pension scheme liabilities net of expected return on scheme assets (note 23)	**11**
Total finance costs	**114**
Finance costs by defined IAS 39[(1)] category	
Fair value through profit or loss (unhedged derivatives)	**13**
Derivatives in a fair value hedge relationship	**(22)**
Derivatives in a net investment hedge relationship	**-**
Other financial liabilities	**110**
Interest on bank loans, overdrafts, other loans and finance leases	**101**
Fair value through profit or loss (put options held by minority interests)	**2**
Outside of the scope of IAS 39 (pension scheme charge)	**11**
Total finance costs	**114**

(1) IAS 39 'Financial Instruments: Recognition and Measurement'.

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hed(associated with changes in foreign exchange rates and interest rates. As explained in section Q of the Group's acc policies, which are set out in the Annual Report, such derivative financial instruments are initially measured at fair \

contract date, and are re-measured to fair value at subsequent reporting dates. For derivative financial instruments for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income staten

The Group has a small number of outstanding put options which enable minority shareholders to require the Grour minority interest shareholding at an agreed multiple of earnings. These options are treated as derivatives over equi are recorded in the balance sheet at fair value which is re-evaluated at each period end. Fair value is based on the expected cash outflows. The movement in fair value is recognised as income or expense within the income statem

Other (gains)/losses	2009 £m
Hedge accounting ineffectiveness	
Unrealised net (gains)/losses on unhedged derivative financial instruments (1)	6
Unrealised net (gains)/losses on derivative financial instruments in a designated fair value hedge (2)	(59)
Unrealised net (gains)/losses on the hedged item in a designated fair value hedge	60
Unhedged translation losses on foreign currency borrowings	-
Total hedge accounting ineffectiveness (gains)/losses	7
Change in the fair value of investments and minority interest put options	
Change in the fair value of investments (1), (3)	-
Change in the fair value of minority interest put options (credit)/charge (1)	(3)
Total	(3)

(1) Categorised as 'fair value through profit or loss' (IAS 39).

(2) Categorised as derivatives that are designated and effective as hedging instruments carried at fair value (IAS 39).
(3) Life insurance policies used by overseas companies to meet the cost of unfunded post-employment benefit obligations included in note 23.

5 Tax

Recognised in the income statement:

Income tax expense on continuing operations	2
Current tax	
Current year	2
Adjustment in respect of prior years	(
Current tax expense/(credit)	1
Deferred tax	
Current year	
Impact of changes in statutory tax rates	
Adjustment in respect of prior years	
Deferred tax expense/(credit)	
Total income tax	
Income tax expense/(credit) on continuing operations	2

The income tax expense for the year is based on the United Kingdom statutory rate of corporation tax for the perio 29%). In 2008 the effective rate resulted from the reduction in the UK corporation tax rate from 30% to 28% with ef 2008. Overseas tax is calculated at the rates prevailing in the respective jurisdictions.

82-5161

Reconciliation of the income tax expense on continuing operations	2
Profit before tax from continuing operations before exceptional items	7
Notional income tax expense at the UK statutory rate of 28% (2008: 29%) on profit before tax	2
Effect of different tax rates of subsidiaries operating in other jurisdictions	
Impact of changes in statutory tax rates	
Permanent differences	(
Impact of share-based payments	(
Tax on profit of associates	(
Losses and other temporary differences not previously recognised	(2
Unrelieved current year tax losses	
Prior year items	(
Other	
Income tax expense on continuing operations	2

Tax credited/(charged) to equity	
Deferred tax credit/(charge) on actuarial gains/losses on post-employment benefits	
Other current and deferred tax credits	
Total tax credit/(charge) on actuarial gains/losses and other items recognised in equity	
Current tax credit on foreign exchange movements recognised in equity	
Tax credit/(charge) on items recognised in equity	

Movement in net deferred tax asset/(liability)	Tax depreciation £m	Intangibles £m	Pensions and post-employment benefits £m	Tax losses £m	Self-funded insurance provisions £m	c
At 1 October 2007	17	(22)	96	9	30	
Credit/(charge) to income	28	(19)	(25)	(4)	7	
Credit/(charge) to equity	-	(7)	(5)	-	-	
Transfer from/(to) current tax	-	-	-	-	-	
Business acquisitions	-	(17)	-	-	-	
Business disposals	-	9	-	-	-	
Other movements	-	(1)	1	-	-	
Exchange adjustment	(2)	(7)	7	2	5	
At 30 September 2008	43	(64)	74	7	42	

At 1 October 2008	43	(64)	74	7	42
Credit/(charge) to income	(7)	(21)	(19)	(5)	5
Credit/(charge) to equity	-	(8)	61	4	-
Transfer from/(to) current tax	-	-	-	-	-
Business acquisitions	-	16	-	-	-
Business disposals	-	-	-	-	-
Other movements	1	(5)	2	(1)	(1)
Exchange adjustment	(2)	(9)	7	-	5
At 30 September 2009	35	(91)	125	5	51

Net short-term temporary differences relate principally to provisions and other liabilities of overseas subsidiaries.

After netting off balances within countries, the following are the deferred tax assets and liabilities recognised in the balance sheet:

	2
Net deferred tax balance	
Deferred tax assets	3
Deferred tax liabilities	(1
Net deferred tax asset/(liability)	2

Unrecognised deferred tax assets in respect of tax losses and other temporary differences amount to £67 million (2 the total, tax losses of £21 million will expire at various dates between 2010 and 2018. These deferred tax assets h recognised as the timing of recovery is uncertain.

As a result of a change to UK tax legislation, overseas dividends received on or after 1 July 2009 will be largely ex may be subject to foreign withholding taxes. The unremitted earnings of those overseas subsidiaries affected by su million (2008: £2,616 million as calculated under the previous rules prior to the change in legislation). No deferred t recognised on these temporary differences as the Group is able to control the timing of reversal and it is probable t place in the foreseeable future.

6 Discontinued operations

Year ended 30 September 2009

The profit for the year from discontinued operations comprises the release of surplus provisions of £23 million and million relating to prior period disposals, additional proceeds of £2 million and a loss after tax from trading activities

Year ended 30 September 2008

The profit for the year from discontinued operations of £53 million is comprised of the profit arising on the sale of tv formerly occupied by Selecta, the European vending business, which was disposed of in July 2007, of £nil; an adju tax liabilities forming part of the net assets of businesses disposed of in prior years of £9 million; the release of sur £38 million and accruals relating to prior year disposals of £11 million; and a loss after tax from trading activities of

82-5161

Net assets disposed and disposal proceeds

Property, plant and equipment
Gross assets disposed of
Tax
Gross liabilities disposed of
Net assets/(liabilities) disposed of
Increase/(decrease) in retained liabilities (1) (2)
Profit/(loss) on disposal before tax
Consideration, net of costs
Consideration deferred to future periods
Cash disposed of
Cash inflow/(outflow) from current year disposals
Deferred consideration and other payments relating to previous disposals
Cash inflow/(outflow) from disposals

(1) Including the release of surplus provisions of £23 million and surplus accruals of £20 million, and the utilisation of accruals/provisions in respect of purchase price adjust other indemnities of £36 million in the year ended 30 September 2009. Total £79 million
(2) Including the release of surplus provisions of £38 million; and surplus accruals of £11 million; the utilisation of provisions in respect of purchase price adjustments; warra indemnities of £25 million and the collection of other amounts totalling £6 million in the year ended 30 September 2008. Total £68 million.

Financial performance of discontinued operations

Trading activities of discontinued operations[1]
External revenue
Total revenue
Operating costs
Trading activities of discontinued operations before exceptional costs
Exceptional operating costs (note 7)
Profit before tax
Income tax (expense)/credit
Loss after tax

Exceptional items: Disposal of net assets and other adjustments relating to discontinued operations

Profit on disposal of net assets of discontinued operations

Release of surplus provisions and accruals related to discontinued operations (2), (3)

Profit on disposal before tax

Income tax (expense)/credit

Total profit after tax

Profit for the year from discontinued operations

Profit/(loss) for the year from discontinued operations

(1) The trading activity in the years ended 30 September 2008 and 30 September 2009 relates to the final run-off of activity in businesses earmarked for closure.

(2) Released surplus provisions of £23 million and surplus accruals of £20 million, total £43 million, in the year ended 30 September 2009

(3) Released surplus provisions of £38 million and the release of surplus accruals of £11 million, total £49 million, in the year ended 30 September 2008.

Exceptional items: Income tax on disposal of net assets and other adjustments relating to discontinued operations

Current tax

Deferred tax

Income tax (expense)/credit on disposal of net assets of discontinued operations

Total tax income from discontinued operations

Total income tax (expense)/credit from discontinued operations

7 Exceptional items

Exceptional items are disclosed and described separately in the financial statements where it is necessary to do so to clearly explain the financial performance of the Group. Items reported as exceptional are material items of income or expense that have been shown separately due to the significance of their nature or amount.

All of the exceptional items occurring in both the current and the prior year relate to discontinued operations and are described in more detail in note 6.

Exceptional items	2009 £m	2008 £m
Continuing operations		
Continuing operations	-	-
Discontinued operations		

Profit on disposal of net assets and other adjustments relating to discontinued operations net of tax (note 6)	**41**	54
Discontinued operations	**41**	54
Continuing and discontinued operations		
Total	**41**	54

8 Earnings per share

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares ir year. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of disc operations, the amortisation of intangible assets arising on acquisition, hedge accounting ineffectiveness, and the (value of investments and minority interest put options and the tax attributable to these amounts. These items are e show the underlying trading performance of the Group.

Attributable profit	**2009 Attributable profit £m**
Profit for the year attributable to equity shareholders of the Company	**586**
Less: Profit for the year from discontinued operations	**(40)**
Attributable profit for the year from continuing operations	**546**
Add back: Amortisation of intangible assets arising on acquisition (net of tax)	**6**
Add back: Loss/(profit) from hedge accounting ineffectiveness (net of tax)	**5**
Add back: Change in the fair value of investments and minority interest put options (net of tax)	**(3)**
Underlying attributable profit for the year from continuing operations	**554**

Average number of shares (millions of ordinary shares of 10p each)	**2009 Ordinary shares of 10p each millions**
Average number of shares for basic earnings per share	**1,848**
Dilutive share options	**7**
Average number of shares for diluted earnings per share	**1,855**

	2009 Earnings per share pence
Basic earnings per share (pence)	
From continuing and discontinued operations	**31.7**
From discontinued operations	**(2.2)**
From continuing operations	**29.5**
Amortisation of intangible assets arising on acquisition (net of tax)	**0.3**
Hedge accounting ineffectiveness (net of tax)	**0.3**
Change in the fair value of investments and minority interest put options (net of tax)	**(0.1)**
From underlying continuing operations	**30.0**

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Diluted earnings per share (pence)	
From continuing and discontinued operations	31.6
From discontinued operations	(2.2)
From continuing operations	29.4
Amortisation of intangible assets arising on acquisition (net of tax)	0.3
Hedge accounting ineffectiveness (net of tax)	0.3
Change in the fair value of investments and minority interest put options (net of tax)	(0.1)
From underlying continuing operations	29.9

9 Dividends

A final dividend in respect of 2009 of 8.8 pence per share, £165 million in aggregate[1], has been proposed giving respect of 2009 of 13.2 pence per share (2008: 12.0 pence per share). The proposed final dividend is subject to ap shareholders at the Annual General Meeting on 5 February 2010 and has not been included as a liability in these fi statements.

	2009		
Dividends on ordinary shares of 10p each	Dividends per share pence	£m	Div per
Amounts recognised as distributions to equity shareholders during the year:			
Final dividend for the prior year	8.0p	148	
Interim dividend for the current year	4.4p	81	
Total dividends	12.4p	229	1

(1) Based on the number of shares in issue at 30 September 2009.

10 Goodwill

During the year the group made a number of acquisitions. See note 27 for more details.

Goodwill

Cost
At 1 October 2007
Additions
Reclassified
Business disposals - other activities
Currency adjustment
At 30 September 2008

At 1 October 2008
Additions
Reclassified
Business disposals - other activities

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Currency adjustment
At 30 September 2009
Impairment
At 1 October 2007
Impairment charge recognised in the year
At 30 September 2008
At 1 October 2008
Impairment charge recognised in the year
At 30 September 2009
Net book value
At 30 September 2008
At 30 September 2009

Goodwill acquired in a business combination is allocated at acquisition to the cash-generating units ('CGUs') that a benefit from that business combination. A summary of goodwill allocation by business segment is shown below.

Goodwill by business segment	:
USA	1,1
Rest of North America	1
Total North America	1,:
Continental Europe	:
UK & Ireland	1,7
Rest of the World	4
Total	3,5

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be recoverable amount of a CGU has been determined from value in use calculations. The key assumptions for these long-term growth rates and pre-tax discount rates and use cash flow forecasts derived from the most recent financi forecasts approved by management covering a five-year period. Cash flows beyond the five-year period are extrap estimated growth rates based on local expected economic conditions and do not exceed the long-term average grc country. The pre-tax discount rates are based on the Group's weighted average cost of capital adjusted for specific country in which the CGU operates.

	2009		
Growth and discount rates	Residual growth rates	Pre-tax discount rates	Resi growth r
USA	2.5%	7.9%	4.
Rest of North America	2.5%	8.4%	2.
Continental Europe	2.5 - 7.3%	6.8 - 10.6%	2.4 - 4.
UK & Ireland	2.5%	10.1%	3.

Rest of the World	**2.5 - 7.1%**	**7.7 - 23.3%**	1.7 - 11.

Given the current economic climate, a sensitivity analysis has been performed in assessing recoverable amounts of goodwill. This has been based on changes in key assumptions considered to be possible by management. In the United Kingdom, an increase in the discount factor of 1.4% and a decrease in the long-term growth rate of 1.8% would eliminate any headroom under each scenario. There are no other CGUs that are sensitive to changes in key assumptions.

11 Other intangible assets

		Contract and other int
	Computer software	Arising on acquisition
Other intangible assets	£m	£m
Cost		
At 1 October 2007	150	-
Additions	15	-
Disposals	(25)	-
Business acquisitions	3	65
Reclassified	3	-
Currency adjustment	14	-
At 30 September 2008	160	65
At 1 October 2008	**160**	**65**
Additions	**15**	**-**
Disposals	**(5)**	**(1)**
Business acquisitions	**-**	**28**
Reclassified	**27**	**-**
Currency adjustment	**18**	**10**
At 30 September 2009	**215**	**102**
Amortisation		
At 1 October 2007	71	-
Charge for the year	24	3
Disposals	(25)	-
Business acquisitions	1	-
Reclassified	2	-
Currency adjustment	7	-
At 30 September 2008	80	3
At 1 October 2008	**80**	**3**
Charge for the year	**21**	**7**
Disposals	**(3)**	**(1)**
Business acquisitions	**-**	**-**
Reclassified	**18**	**-**
Currency adjustment	**10**	**-**
At 30 September 2009	**126**	**9**

Net book value

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At 30 September 2008	80	62
At 30 September 2009	**89**	**93**

Contract-related intangible assets result from payments made by the Group in respect of client contracts and generally arise where it is economically more efficient for a clien the performance of the contract and the Group fund these purchases.

12 Property, plant and equipment

Property, plant and equipment	Land and buildings £m	Plant and machinery £m	Fixtures an fitting £r
Cost			
At 1 October 2007	210	531	40(
Additions[1]	17	69	4(
Disposals	(19)	(57)	(47
Business acquisitions	-	9	{
Business disposals - discontinued activities	(2)	-	
Business disposals - other activities	-	(1)	(2
Reclassified	2	(1)	
Currency adjustment	27	64	3
At 30 September 2008	235	614	43:
At 1 October 2008	**235**	**614**	**43:**
Additions[1]	**12**	**93**	**6!**
Disposals	**(14)**	**(59)**	**(41**
Business acquisitions	**4**	**6**	'
Business disposals - discontinued activities	**-**	**-**	
Business disposals - other activities	**(2)**	**(1)**	
Reclassified	**5**	**14**	**(19**
Currency adjustment	**34**	**76**	**4;**
At 30 September 2009	**274**	**743**	**48(**
Depreciation			
At 1 October 2007	97	366	24;
Charge for the year	17	66	4;
Disposals	(10)	(47)	(42
Business acquisitions	-	3	:
Business disposals - discontinued activities	-	-	
Business disposals - other activities	-	(1)	(1
Reclassified	13	(28)	1{
Currency adjustment	13	46	2:
At 30 September 2008	130	405	28
At 1 October 2008	**130**	**405**	**28**
Charge for the year	**19**	**67**	**5(**
Disposals	**(11)**	**(52)**	**(32**
Business acquisitions	**-**	**-**	
Business disposals - discontinued activities	**-**	**-**	

82-5161

Business disposals - other activities	**(1)**	**(1)**	
Reclassified	**4**	**19**	**(10**
Currency adjustment	**21**	**49**	**3**
At 30 September 2009	**162**	**487**	**32**

(1) Includes leased assets of £4 million (2008: £8 million).

Net book value			
At 30 September 2008	105	209	14
At 30 September 2009	**112**	**256**	**16**

The net book amount of the Group's property, plant and equipment includes assets held under finance leases as fo

Property, plant and equipment held under finance leases	Land and buildings £m	Plant and machinery £m	Fixtures ar fitting £
At 30 September 2008	2	32	
At 30 September 2009	**5**	**26**	

13 Interests in associates

Principal associates	Country of incorporation	200 **% ownershi**
Twickenham Experience Ltd	England & Wales	**40%**
Oval Events Limited	England & Wales	**25%**
Thompson Hospitality Services LLC	USA	**49%**

Interests in associates	200 £n
Net book value	
At 1 October	**2**
Additions	
Share of profits less losses (net of tax)	
Dividends received	**(4**
Reclassified to investments (note 14)	
Currency and other adjustments	
At 30 September	**3**

The Group's share of revenues and is included below:

Associates	200 £n

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Share of revenue and profits	
Revenue	2[illegible]
Expenses / taxation[1]	(20[illegible]
Profit after tax for the year	[illegible]
Share of net assets	
Goodwill	2[illegible]
Other	[illegible]
Net assets	3[illegible]
Share of contingent liabilities	
Contingent liabilities	

(1) Expenses include the relevant portion of income tax recorded by associates.

14 Other investments

Other investments	2009 £m
Net book value	
At 1 October	17
Additions	3
Disposals	(3)
Business acquisitions	-
Reclassified from interests in associates (note 13)	-
Reclassified from trade and other receivables	17
Currency and other adjustments	(2)
At 30 September	32
Comprised of	
Investment in Au Bon Pain [1]	7
Other investments [1]	6
Life insurance policies [2]	19
Total	32

(1) Categorised as 'available for sale' financial assets (IAS 39).
(2) Life insurance policies used by overseas companies to meet the cost of unfunded post-employment benefit obligations included in note 23.

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15 Joint ventures

Principal joint ventures	Country of incorporation	2009 % ownership
Quadrant Catering Ltd	England & Wales	49%
Sofra Yemek Üretim Ve Hizmet AS	Turkey	50%
ADNH-Compass Middle East LLC	United Arab Emirates	50%
Express Support Services Limitada	Angola	50%

None of these investments is held directly by the ultimate parent company. All joint ventures provide foodservice ai services in their respective countries of incorporation and make their accounts up to 30 September.

The share of the revenue, profits, assets and liabilities of the joint ventures (including the revenues and profits of th Indian joint ventures up to the point the Group purchased the remaining shareholding or disposed of its share in 2C consolidated financial statements are as follows:

Joint ventures	2009 £m
Share of revenue and profits	
Revenue	264
Expenses	(241)
Profit after tax for the year	23
Share of net assets	
Non-current assets	14
Current assets	90
Non-current liabilities	(10)
Current liabilities	(64)
Net assets	30
Share of contingent liabilities	
Contingent liabilities	18

16 Trade and other receivables

	2009			20C	
Trade and other receivables	Current £m	Non-current £m	Total £m	Current £m	cu
Net book value					
At 1 October	1,577	66	1,643	1,343	
Net movement	(82)	(12)	(94)	88	

Currency adjustment	185	10	195	146
At 30 September	1,680	64	1,744	1,577
Comprised of				
Trade receivables	1,515	4	1,519	1,418
Less: Provision for impairment of trade receivables	(66)	-	(66)	(54)
Net trade receivables [1]	1,449	4	1,453	1,364
Other receivables	50	41	91	57
Less: Provision for impairment of other receivables	(8)	-	(8)	(5)
Net other receivables	42	41	83	52
Accrued income	90	-	90	75
Prepayments	93	17	110	79
Amounts owed by associates [1]	6	2	8	7
Trade and other receivables	1,680	64	1,744	1,577

(1) Categorised as 'loans and receivables' financial assets (IAS 39).

Trade receivables

The book value of trade and other receivables approximates to their fair value due to the short-term nature of the n receivables.

Credit sales are only made after credit approval procedures have been satisfactorily completed. The policy for mak bad and doubtful debts varies from country to country as different countries and markets have different payment pr various factors are considered including how overdue the debt is, the type of debtor and its past history, and currer trading conditions. Full provision is made for debts that are not considered to be recoverable.

There is limited concentration of credit risk with respect to trade receivables due to the diverse and unrelated natur client base. Accordingly the directors believe that there is no further credit provision required in excess of the provi: impairment of receivables. The book value of trade and other receivables represents the Group's maximum exposu

Trade receivable days for the continuing business at 30 September 2009 were 47 days (2008: 50 days).

The ageing of gross trade receivables and of the provision for impairment is as follows:

	2009				
Trade receivables	Not yet due £m	0-3 months overdue £m	3-6 months overdue £m	6-12 months overdue £m	Ovei mon overc
Gross trade receivables	1,169	272	41	17	:
Less: Provision for impairment of trade receivables	(5)	(6)	(21)	(14)	(2
Net trade receivables	1,164	266	20	3	

2008

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Trade receivables	Not yet due £m	0-3 months overdue £m	3-6 months overdue £m	6-12 months overdue £m	Ovei mor overi
Gross trade receivables	1,102	253	34	16	
Less: Provision for impairment of trade receivables	(4)	(8)	(17)	(8)	(1
Net trade receivables	1,098	245	17	8	

Movements in the provision for impairment of trade and other receivables are as follows:

Provision for impairment of trade and other receivables	2009			2008	
	Trade £m	Other £m	Total £m	Trade £m	Ot
At 1 October	**54**	**5**	**59**	47	
Charged to income statement	**36**	**3**	**39**	19	
Credited to income statement	**(1)**	**-**	**(1)**	(6)	
Utilised	**(13)**	**-**	**(13)**	(9)	
Reclassified	**(14)**	**-**	**(14)**	-	
Currency adjustment	**4**	**-**	**4**	3	
At 30 September	**66**	**8**	**74**	54	

At 30 September 2009, trade receivables of £289 million (2008: £270 million) were past due but not impaired. The provision based on a number of factors, including past history of the debtor, and all un-provided for amounts are cc recoverable.

17 Inventories

Inventories	2009 £m
Net book value	
At 1 October	**213**
Net movement	**(6)**
Currency adjustment	**23**
At 30 September	**230**
Comprised of	
Food and beverage inventories	**175**

Other inventories	55
Total	230

18 Cash and cash equivalents

Cash and cash equivalents	2009 £m	2008 £m
Cash at bank and in hand	**181**	111
Short-term bank deposits	**407**	468
Cash and cash equivalents [1]	**588**	579

(1) Categorised as 'loans and receivables' financial assets (IAS 39).

Cash and cash equivalents by currency	2009 £m	2008 £m
Sterling	**427**	464
US Dollar	**17**	5
Euro	**21**	19
Japanese Yen	**4**	1
Other	**119**	90
Cash and cash equivalents	**588**	579

The Group's policy to manage the credit risk associated with cash and cash equivalents is set out in note 20. The book value of cash and cash equivalents represents the maximum credit exposure.

19 Short-term and long-term borrowings

Short-term and long-term borrowings	2009			2008	
	Current £m	Non-current £m	Total £m	Current £m	Non-current £m
Bank overdrafts	**71**	**-**	**71**	29	-
Bank loans	**11**	**14**	**25**	18	17
Loan notes	**23**	**588**	**611**	84	354
Bonds	**204**	**636**	**840**	237	802
Borrowings (excluding finance leases)	**309**	**1,238**	**1,547**	368	1,173
Finance leases	**14**	**39**	**53**	14	39
Borrowings (including finance leases) [1]	**323**	**1,277**	**1,600**	382	1,212

(1) Categorised as 'other financial liabilities' (IAS 39).

Bank overdrafts principally arise as a result of uncleared transactions. Interest on bank overdrafts is at the relevant money market rates.

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

The Group has fixed term, fixed interest private placements totalling US$889 million (£558 million) at interest rates 5.11% and 7.955%. The carrying value of these loan notes is £576 million. It also has a Sterling denominated priva of £35 million.

Loan notes	Nominal value	Redeemable
US$ private placement	$36m	May 2010
US$ private placement	$35m	Nov 2010
US$ private placement	$62m	May 2011
US$ private placement	$24m	Sep 2011
US$ private placement	$450m	May 2012
US$ private placement	$15m	Nov 2013
US$ private placement	$105m	Oct 2013
US$ private placement	$162m	Oct 2015
Sterling private placement	£35m	Oct 2016

The Group also has Sterling denominated Eurobonds totalling £775 million at interest rates of between 6.375% an carrying value of these bonds is £840 million. The bond redeemable in December 2014 is recorded at its fair value on acquisition. The €300 million Eurobond was redeemed in May 2009.

Bonds	Nominal value	Redeemable
Sterling Eurobond	£200m	Jan 2010
Sterling Eurobond	£325m	May 2012
Sterling Eurobond	£250m	Dec 2014

The maturity profile of borrowings (excluding finance leases) is as follows:

Maturity profile of borrowings (excluding finance leases)	2009 £m
Within 1 year, or on demand	309
Between 1 and 2 years	95
Between 2 and 3 years	649
Between 3 and 4 years	-
Between 4 and 5 years	78
In more than 5 years	416
Borrowings (excluding finance leases)	1,547

The fair value of the Group's borrowings is calculated by discounting future cash flows to net present values at cur for similar financial instruments. The table below shows the fair value of borrowings excluding accrued interest:

Carrying value/fair value of borrowings (excluding finance	2009		
	Carrying value	Fair value	Carr v

leases)	£m	£m	
Bank overdrafts	71	71	
Bank loans	25	25	
Loan notes	611	644	4
€300m Eurobond May 2009	-	-	2
£200m Eurobond Jan 2010	202	203	1
£325m Eurobond May 2012	355	349	3
£250m Eurobond Dec 2014	283	279	2
Bonds	840	831	1,0
Borrowings (excluding finance leases)	1,547	1,571	1,5

	2009		
		Present	
Gross/present value of finance lease liabilities	Gross £m	value £m	Gı
Finance lease payments falling due:			
Within 1 year	16	14	
In 2 to 5 years	28	25	
In more than 5 years	15	14	
	59	53	
Less: future finance charges	(6)	-	
Present value of finance lease liabilities	53	53	

	2009			2008	
		Finance			Fina
Borrowings by currency	Borrowings £m	leases £m	Total £m	Borrowings £m	lea
Sterling	894	-	894	812	
US Dollar	618	19	637	454	
Euro	8	25	33	242	
Japanese Yen	13	1	14	15	
Other	14	8	22	18	
Total	1,547	53	1,600	1,541	

(1) Forward currency contracts of £6 million at 30 September 2008 were included within short-term borrowings.

The Group had the following undrawn committed facilities available at 30 September, in respect of which all conditi had then been met:

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Undrawn committed facilities	2
Expiring between 2 and 5 years	7

20 Derivative financial instruments

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern with an optimal balance
The capital structure of the Group consists of cash and cash equivalents as disclosed in note 18; debt, which inclu
disclosed in note 19; and equity attributable to equity holders of the parent, comprising issued share capital, reserv
earnings as disclosed in note 25.

Financial management

The Group continues to manage its interest rate and foreign currency exposure in accordance with the policies set
Company's Annual Report. The Group's financial instruments comprise of cash, borrowings, receivables and payal
finance the Group's operations. The Group also uses derivatives, principally interest rate swaps and forward curre
manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial
Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates a
Group's financial risks. The Board approves any changes to the policies.

Credit risk

The Group's policy is to minimise its exposure to credit risk from the failure of any single financial counterparty by s
across a portfolio of financial counterparties and managing the aggregate exposure to each against certain pre-agr
Exposure to counterparty credit risk arising from deposits, derivative and forward foreign currency contracts is con
Group centre where possible. Financial counterparty limits are derived from the long and short-term credit ratings,
sheet strength of the financial counter party. All financial counterparties are required to have a minimum short-term
Moodys of P-1 or equivalent from another recognised agency.

The Group's policy to manage the credit risk associated with trade and other receivables is set out in note 16.

Derivative financial instruments	2009				2008		
	Current assets £m	Non-current assets £m	Current liabilities £m	Non-current liabilities £m	Current assets £m	Non-current assets £m	C li
Interest rate swaps							
Fair value hedges (1)	25	60	-	-	1	19	
Not in a hedging relationship (2)	-	-	(7)	(3)	-	-	
Other derivatives							
Forward currency contracts (3)	1	-	(8)	-	-	-	
Others	1	-	-	-	-	-	
Total	27	60	(15)	(3)	1	19	

(1) Derivatives that are designated and effective as hedging instruments carried at fair value (IAS 39).

(2) Derivatives carried at 'fair value through profit or loss' (IAS 39).
(3) Forward currency contracts of £6m at 30 September 2008 were included within short-term borrowings.

Notional amount of derivative financial instruments by currency	2009 Fair value swaps £m	Cash flow swaps £m	Fai
Sterling	1,025	-	1
US Dollar	252	110	
Euro	-	155	
Japanese Yen	13	105	
Other	-	113	
Total	1,290	483	1

Effective currency denomination of borrowings after the effect of derivatives	2009			2	
	Gross borrowings £m	Forward contracts £m	Effective currency of borrowings £m	Gross borrowings £m	F co
Sterling	894	(383)	511	806	(
US Dollar	637	48	685	478	
Euro	33	138	171	263	(
Japanese Yen	14	75	89	15	
Other	22	129	151	26	
Total	1,600	7	1,607	1,588	

21 Trade and other payables

Trade and other payables	2009				
	Current £m	Non-current £m	Total £m	Current £m	No
Net book value					
At 1 October	2,235	33	2,268	1,833	
Net movement	(105)	(8)	(113)	216	
Currency adjustment	248	4	252	186	
At 30 September	2,378	29	2,407	2,235	
Comprised of					
Trade payables (1)	967	4	971	856	
Amounts owed to associates (1)	1	-	1	2	
Social security and other taxes	213	-	213	218	
Other payables	133	16	149	161	
Deferred consideration on acquisitions (1)	14	7	21	10	
Liability on put options held by minority equity partners (2)	6	2	8	18	

Accruals [3]	871	-	871	805
Deferred income	173	-	173	165
Trade and other payables	2,378	29	2,407	2,235

(1) Categorised as 'other financial liabilities' (IAS 39).

(2) Categorised as 'fair value through profit or loss' (IAS 39).
(3) Of this balance £288 million (2008: £300 million) is categorised as 'other financial liabilities' (IAS 39).

The directors consider that the carrying amount of trade and other payables approximates to their fair value. The c other payables are payable on demand.

Trade payable days for the continuing business at 30 September 2009 were 54 days (2008: 53 days).

22 Provisions

Provisions	Insurance £m	Provisions in respect of discontinued and disposed businesses £m	Onerous contracts £m	Legal and other claims £m	Environmental and other £m	Total £m
At 1 October 2007	112	200	46	71	8	437
Reclassified [1]	-	4	1	9	6	20
Expenditure in the year	(6)	(25)	(9)	(5)	(6)	(51)
Charged to income statement	22	-	12	20	5	59
Credited to income statement	-	(38)	(8)	(6)	(3)	(55)
Fair value adjustments arising on acquisitions	-	-	7	19	-	26
Business disposals - other activities	-	-	-	(2)	-	(2)
Unwinding of discount on provisions	-	-	-	-	-	-
Currency adjustment	15	1	1	2	1	20
At 30 September 2008	143	142	50	108	11	454
At 1 October 2008	143	142	50	108	11	454
Reclassified [1]	-	(1)	-	24	-	23
Expenditure in the year	(7)	(29)	(4)	(20)	(3)	(63)
Charged to income statement	16	-	9	21	30	76
Credited to income statement	(3)	(23)	(10)	(14)	(3)	(53)
Fair value adjustments arising on acquisitions (note 27)	-	-	1	-	-	1
Business disposals - other activities	-	-	-	-	-	-
Unwinding of discount on provisions	-	-	1	-	-	1
Currency adjustment	14	-	2	8	2	26

82-5161

At 30 September 2009	163	89	49	127	37	465

(1) Including items reclassified from accrued liabilities and other balance sheet captions.

Provisions	2009 £m	2008 £m
Current	123	113
Non-current	342	341
Total provisions	465	454

The provision for insurance relates to the costs of self-funded insurance schemes and is essentially long-term in nature.

Provisions in respect of discontinued and disposed businesses relate to estimated amounts payable in connection with onerous contracts and claims arising from disposals. The final amount payable remains uncertain as, at the date of approval of these financial statements, there remains a further period during which claims may be received. The timing of any settlement will depend upon the nature and extent of claims received. Surplus provisions of £23 million (2008: £38 million) were credited to the discontinued operations section of the income statement in the year.

Provisions for onerous contracts represent the liabilities in respect of short-term and long-term leases on unoccupied properties and other contracts lasting under five years.

Provisions for legal and other claims relate principally to provisions for the estimated cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain.

Environmental provisions are in respect of potential liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment. These provisions are expected to be utilised as operating sites are disposed of or as environmental matters are resolved. The other provisions include provisions for restructuring.

23 Post-employment benefit obligations

Pension schemes operated

The Group operates a number of pension arrangements throughout the world which have been developed in accoı majority of schemes are self-administered and the schemes' assets are held independently of the Group's finances professionally qualified actuaries. The Group makes employer contributions to the various schemes in existence w

The contributions payable for defined contribution schemes of £27 million (2008: £28 million) have been fully expeı

Disclosures showing the assets and liabilities of the schemes are set out below. These have been calculated on th

	UK schemes			USA schemes			Otl
	2009	2008	2007	2009	2008	2007	2009

82-5161

Rate of increase in salaries [1]	**3.3/4.3%**	3.6/4.6%	3.2/4.2%	**4.0%**	4.0%	4.0%	**2.6%**
Rate of increase for pensions in payment [1]	**2.3/3.3%**	2.9/3.6%	3.2/3.5%	**2.2%**	2.2%	2.2%	**1.3%**
Rate of increase for deferred pensions [1]	**3.3%**	3.6%	3.2%	**0.0%**	0.0%	0.0%	**1.1%**
Discount rate	**5.4%**	6.4%	5.8%	**5.5%**	7.0%	6.1%	**5.0%**
Inflation assumption	**3.3%**	3.6%	3.2%	**2.2%**	2.2%	2.2%	**2.2%**

(1) The rate of increase for the UK schemes varies according to the benefit structure.

The mortality tables used in the actuarial valuation imply life expectancy at age 65 in years for typical members a:

Life expectancy at 65	UK sch Male non-pensioner years
As at 30 September 2009	**21.8**
As at 30 September 2008	21.8

The mortality tables used in the actuarial valuation imply life expectancy at age 65 in years for typical members

Fair value of plan assets	2009 UK £m	 USA £m	 Other £m	 Total £m
At 1 October	1,204	127	88	1,419
Currency adjustment	-	15	15	30
Expected return on plan assets	73	11	5	89
Actuarial gain/(loss)	6	(7)	(6)	(7)
Employee contributions	3	10	3	16
Employer contributions	21	14	22	57
Benefits paid	(45)	(14)	(19)	(78)
Disposals and plan settlements	-	-	(2)	(2)
Other balance sheet transfers	-	-	-	-
Acquisitions	1	-	-	1
At 30 September	1,263	156	106	1,525

82-5161

Present value of defined benefit obligations	2009			
	UK	USA	Other	Total
	£m	£m	£m	£m
At 1 October	1,187	196	169	1,552
Currency adjustment	-	22	28	50
Current service cost	8	6	9	23
Past service cost	1	-	-	1
Curtailment credit	-	-	(1)	(1)
Amount charged to plan liabilities	75	16	9	100
Actuarial (gain)/loss	175	23	-	198
Employee contributions	3	10	3	16
Benefits paid	(45)	(14)	(19)	(78)
Plan amendment	-	-	-	-
Disposals and plan settlements	-	-	(2)	(2)
Other balance sheet transfers	-	-	-	-
Acquisitions	1	-	1	2
At 30 September	1,405	259	197	1,861

Present value of defined benefit obligations	2009				2008	
	UK	USA	Other	Total	UK	USA
	£m	£m	£m	£m	£m	£m
Funded obligations	1,372	190	139	1,701	1,158	143
Unfunded obligations	33	69	58	160	29	53
Total obligations	1,405	259	197	1,861	1,187	196

Post-employment benefit obligations recognised in the balance sheet	2009	2008	2007	
	£m	£m	£m	
Present value of defined benefit obligations	1,861	1,552	1,512	
Fair value of plan assets	(1,525)	(1,419)	(1,442)	(1
Total deficit of defined benefit pension plans per above	336	133	70	
Surplus not recognised	1	-	92	
Past service cost not recognised [1]	(2)	(2)	-	
Post-employment benefit obligations per the balance sheet	335	131	162	

(1) To be recognised over the remaining service life in accordance with IAS 19.

Certain group companies have taken out life insurance policies which will be used to meet unfunded pension oblig: value of these policies (£19 million) (2008: £15 million) may not be offset against pension obligations under IAS 19 within note 14.

Total pension	2009	2008

costs/(credits) recognised in the income statement	UK £m	USA £m	Other £m	Total £m	UK £m	USA £m
Current service cost	8	6	9	23	9	5
Past service credit	1	-	-	1	-	-
Curtailment credit	-	-	(1)	(1)	-	-
Charged/(credited) to operating expenses	9	6	8	23	9	5
Amount charged to pension liability	75	16	9	100	71	12
Expected return on plan assets	(73)	(11)	(5)	(89)	(79)	(10)
Charged/(credited) to finance costs	2	5	4	11	(8)	2
Total pension costs/ (credits)	11	11	12	34	1	7

The history of experience adjustments is as follows. In accordance with the transitional provisions for the amendm
issued on 16 December 2004, the disclosures below are determined prospectively from the 2005 reporting period.

Experience adjustments	2009 £m	2008 £m	2007 £m
Experience adjustments on plan liabilities - gain/(loss)	(3)	5	(15)
Experience adjustments on plan assets - (loss)/gain	(7)	(189)	22

The actuarial gain/loss reported in the statement of recognised income and expense can be reconciled as follows:

Actuarial adjustments	;
Actuarial (gains)/losses on fair value of plan assets	
Actuarial (gains)/losses on defined benefit obligations	1
Actuarial (gains)/losses	2
Increase/(decrease) in surplus not recognised	
Actuarial (gains)/losses per the statement of recognised income and expense	2

The Group made total contributions of £57 million in the year (2008: £56 million) and expects to make regular ongoi
£46 million in 2010.

The expected return on plan assets is based on market expectations at the beginning of the period. The actual retu
gain of £82 million (2008: loss of £95 million).

The cumulative actuarial loss recognised in the statement of recognised income and expense was £347 million (20
actuarial loss of £206 million (2008 gain of £15 million) was recognised during the year.

Measurement of the Group's defined benefit retirement obligations are particularly sensitive to changes in certain ke including the discount rate and life expectancy. An increase or decrease of 0.5% in the UK discount rate would resu decrease or £135 million increase in the UK defined benefit obligations, respectively. An increase or decrease of on expectancy of all UK members from age 65, would result in a £39 million increase or £38 million decrease in the UK obligations, respectively.

24 Called up share capital

During the year 5,564,975 options were granted under the Compass Group Management Share Option Plan. All options were granted over the Company's ordinary shares and the grant price was equivalent to the market value of the Company's shares at the date of grant. No options were granted under any of the company's other share option plans.

The Company commenced an on market share buy-back programme following the disposal of Select Service Partner in June 2006. This programme was extended following the disposal of Selecta in July 2007. A third phase of the programme commenced on 1 July 2008. During the year, a total of 3,975,000 ordinary shares of 10 pence each were repurchased for consideration of £13 million and cancelled.

Authorised and allotted share capital	2009 Number of shares	2009 £m	2008 Number of shares	2008 £m
Authorised: Ordinary shares of 10p each	**3,000,010,000**	**300**	3,000,010,000	300
Allotted and fully paid: Ordinary shares of 10p each	**1,853,813,959**	**185**	1,841,932,734	184

Allotted share capital	2009 Number of shares	2008 Number of shares
Ordinary shares of 10p each allotted as at 1 October	**1,841,932,734**	1,926,996,323
Ordinary shares allotted during the year on exercise of share options	**12,666,765**	21,950,879
Ordinary shares allotted during the year on release of Long Term Incentive Plan	**3,189,460**	-
Repurchase of ordinary share capital	**(3,975,000)**	(107,014,468)
Ordinary shares of 10p each allotted as at 30 September	**1,853,813,959**	1,841,932,734

25 Reconciliation of movements in equity

Reconciliation of movements in equity	Attributable to equity shareholders of the Company						
	Share capital	Share premium account	Capital redemption reserve	Own shares	Other reserves	Retained earnings	Min inter
	£m	£m	£m	£m	£m	£m	

At 1 October 2007	193	122	33	(1)	4,312	(2,511)	
Total recognised income and expense	-	-	-	-	71	455	
Issue of shares	2	56	-	-	-	-	
Fair value of share-based payments	-	-	-	-	14	-	
Settled in new shares (issued by the company)	-	-	-	-	-	-	
Settled in cash or existing shares (purchased in market)	-	-	-	-	(5)	-	
Share buy-back	(11)	-	11	-	-	(348)	
Transfer on exercise of put options	-	-	-	-	-	-	
Buy-out of minority interests	-	-	-	-	-	-	
Fair value adjustments arising on acquisition	-	-	-	-	9	-	
Other changes	-	-	-	-	-	(3)	
	184	178	44	(1)	4,401	(2,407)	
Dividends paid to Compass shareholders (note 9)	-	-	-	-	-	(209)	
Dividends paid to minority interest	-	-	-	-	-	-	
(Increase)/decrease in own shares held for staff compensation schemes [1]	-	-	-	(3)	-	-	
At 30 September 2008	184	178	44	(4)	4,401	(2,616)	
At 1 October 2008	**184**	**178**	**44**	**(4)**	**4,401**	**(2,616)**	
Total recognised income and expense	-	-	-	-	**93**	**441**	
Issue of shares	**1**	**27**	-	-		-	
Fair value of share-based payments	-	-	-	-	**4**	-	
Settled in new shares (issued by the company)	-	**10**	-	-	**(10)**	-	
Settled in cash or existing shares (purchased in market)	-	-	-	-	**(1)**	-	
Share buy-back	-	-	-	-	-	**(13)**	
Transfer on exercise of put options	-	-	-	-	**3**	**20**	
Equity adjustment for grant of put option	-	-	-	-	**(1)**	-	
Buy-out of minority interests	-	-	-	-	-	-	(
Fair value adjustments arising on acquisition	-	-	-	-	-	-	
Other changes	-	-	-	-	-	**2**	
	185	**215**	**44**	**(4)**	**4,489**	**(2,166)**	
Dividends paid to Compass shareholders (note 9)	-	-	-	-	-	**(229)**	
Dividends paid to minority interest	-	-	-	-	-	-	
(Increase)/decrease in own shares held for staff compensation schemes [1]	-	-	-	**2**	-	-	
At 30 September 2009	**185**	**215**	**44**	**(2)**	**4,489**	**(2,395)**	

(1) These shares are held in trust and are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans.

Own shares held by the Group represent 691,823 shares in Compass Group PLC (2008: 1,276,271 shares). 674,6
held by the Compass Group Employee Share Trust ('ESOP') and 17,209 shares by the Compass Group Employee

('CGET'). These shares are listed on a recognised stock exchange and their market value at 30 September 2009 w
(2008: £4.4 million). The nominal value held at 30 September 2009 was £69,182 (2008: £127,627).

ESOP and CGET are discretionary trusts for the benefit of employees and the shares held are used to satisfy som
liabilities to employees for share options, share bonus and long-term incentive plans. All of the shares held by the I
are required to be made available in this way.

The analysis of other reserves is shown below:

Other reserves	Share-based payment reserve £m	Merger reserve £m	Revaluation reserve £m	Translation reserve £m	Equ adjustm for p optio
At 1 October 2007	144	4,170	-	6	(:
Total recognised income and expense	-	-	(1)	72	
Fair value of share-based payments	14	-	-	-	
Settled in new shares (issued by the company)	-	-	-	-	
Settled in cash or existing shares (purchased in market)	(5)	-	-	-	
Transfer on exercise of put options	-	-	-	-	
Fair value adjustments arising on acquisition	-	-	9	-	
At 30 September 2008	153	4,170	8	78	(:
At 1 October 2008	153	4,170	8	78	(:
Total recognised income and expense	-	-	(1)	94	
Fair value of share-based payments	4	-	-	-	
Settled in new shares (issued by the company)	(10)	-	-	-	
Settled in cash or existing shares (purchased in market)	(1)	-	-	-	
Transfer on exercise of put options	-	-	-	-	
Equity adjustment for grant of put option	-	-	-	-	('
Fair value adjustments arising on acquisition	-	-	-	-	
At 30 September 2009	146	4,170	7	172	((

The merger reserve arose in 2000 following the demerger from Granada Compass plc. The equity adjustment for p
in 2005 on the accounting for the options held by the Group's minority partners requiring the Group to purchase thc
interests.

26 Share-based payments

Full details of the Compass Group Share Option Plan ('Option Plan'), the Management Share Option Plan ('Management Plan') and the Savings-Related Share Option Scheme can be found in the Company's Annual Report.

27 Business combinations

The Group acquired 100% of Kimco Corporation ('Kimco'), a provider of facilities management services to the US E
Industry sector, on 31 December 2008 for a total consideration of £66 million (£65 million after adjusting for cash a
million was paid at closing (£52m after adjusting for cash acquired), with the remaining £13 million being deferred.
acquired 100% of Lackmann Foodservice, a contract foodservice company in the US Business & Industry and Edu
on 30 June 2009 for a total consideration of £10 million of which £2 million was deferred.

In Germany, the Group strengthened its ability to provide support services with the acquisition of 100% Plural Hold
('Plural') on 26 March 2009 for a total consideration of £28 million (£21 million after adjusting for cash acquired). £2
paid at closing (£17m after adjusting for cash acquired), with the remaining £4 million being deferred.

On 16 December 2008 the Group agreed to acquire a number of food and retail outlets within UK hospitals from th
companies for consideration of £21 million in order to provide additional services in our core Healthcare market.

The Group also made a number of small infill acquisitions in its US vending business for a total consideration of £1
Canteen Services Inc. ('Tiggleman'). Three other small infill acquisitions were made during the year for a total cons
million.

On 9 October 2008 the Group bought out the remaining 40% minority interest in Stamfles Food Management Pte, i
subsidiary which provides food services. It also acquired the remaining 5% minority interest in Seiyo Food - Compa
Japanese subsidiary, bringing the holding in both companies to 100%. The combined consideration for both transa
milllion.

In the US, the Group exercised its call option to purchase the remaining 36% minority interest in Foodbuy LLC, its
services business, for consideration of £18 million and its call option to purchase an additional 41% of Wolfgang Pu
Events LLC, for consideration of £6 million.

	Acquisition of Kimco				Other acquisitions		Buy-out of minority interests	Adjustments ('
	Book value £m	(1)	Fair value £m	(2)	Book value £m	Fair value £m	Fair value £m	Fa valu £r
Net assets acquired								
Contract-related and other intangibles arising on acquisition	-		6		-	22	-	
Property, plant and equipment	3		3		5	7	-	·
Deferred tax asset	-		-		-	2	-	
Inventories	1		1		2	2	-	
Trade and other receivables	11		11		17	17	-	
Cash and cash equivalents	1		1		9	9	-	
Other assets	1		1		-	-	-	
Short-term borrowings	-		-		(2)	(3)	-	
Trade and other payables	(9)		(9)		(12)	(13)	3	:
Provisions	-		-		-	(1)	-	
Post-employment benefit obligations	-		-		(1)	(1)	-	
Long-term borrowings	-		-		(6)	(12)	-	
Deferred tax liabilities	-		-		-	(2)	-	1!
Other liabilities	-		-		(1)	(2)	-	(1
Minority interest	-		-		-	-	17	

Fair value of net assets acquired	8	14	11	25	20	1'
Goodwill arising on acquisition		52		53	15	(16
Total consideration		66		78	35	·
Satisfied by						
Cash consideration and costs		53		72	35	·
Deferred consideration		13		6	-	
		66		78	35	·
Cash flow						
Cash consideration		53		72	35	·
Cash acquired		(1)		(9)	-	
Net cash outflow arising on acquisition		52		63	35	·
Deferred consideration and other payments relating to previous acquisitions						
Total cash outflow arising from the purchase of subsidiary companies and investments in associated undertakings						

(1) Adjustments to provisional amounts in respect of prior year acquisitions in accordance with International Financial Reporting Standard 3 'Business Combinations' ('IFRS

Adjustments made to the fair value of assets acquired include the value of intangible assets, provisions and other a recognised on acquisition in accordance with International Financial Reporting Standard 3 'Business Combinations adjustments made in respect of the acquisitions in the year to 30 September 2009 are provisional and will be finalis months of the acquisition date.

The goodwill arising on the acquisition of the businesses represents the premium the Group paid to acquire compa complement the existing business and create significant opportunities for cross selling and other synergies.

In the period from acquisition to 30 September 2009 the acquisitions contributed revenue of £138 million and opera million to the Group's results.

If the acquisitions had occurred on 1 October 2008, Group revenue for the period would have been £13,516 million operating profit (including associates) would have been £880 million.

28 Reconciliation of operating profit to cash generated by operations

Reconciliation of operating profit to cash generated by continuing operations

Operating profit from continuing operations

Adjustments for:

Amortisation of intangible assets

Amortisation of intangible assets arising on acquisition

Depreciation of property, plant and equipment

(Gain)/loss on disposal of property, plant and equipment / intangible assets

(Gain)/loss on disposal of investments

82-5161

(Gain)/loss on business disposals - other activities
Increase/(decrease) in provisions
Decrease in post-employment benefit obligations
Share-based payments - charged to profits
Share-based payments - settled in cash or existing shares[1]

Operating cash flows before movement in working capital

(Increase)/decrease in inventories
(Increase)/decrease in receivables
Increase/(decrease) in payables

Cash generated by continuing operations

(1) It was originally anticipated these payments would be satisfied by the issue of new shares.

29 Cash flow from discontinued operations

Cash flow from discontinued operations

Net cash from/(used in) operating activities of discontinued operations
Cash generated from discontinued operations
Tax paid
Net cash from/(used in) operating activities of discontinued operations

Net cash from/(used in) investing activities by discontinued operations
Purchase of property, plant and equipment
Proceeds from sale of property, plant and equipment
Net cash from/(used in) investing activities by discontinued operations

Net cash from/(used in) financing activities by discontinued operations
Dividends paid to minority interests
Net cash from/(used in) financing activities by discontinued operations

30 Reconciliation of net cash flow to movement in net debt

On 30 October 2008, the Group raised and received a total of £187 million [1] in the US private placement market of five, seven and eight year loan notes.

	Nominal value	Redeemable
US$ private placement	$105m	Oct 2013
US$ private placement	$162m	Oct 2015
Sterling private placement	£35m	Oct 2016

82-5161

This table is presented as additional information to show movement in net debt, defined as overdrafts, b and derivative financial instruments, net of cash and cash equivalents.

Net debt	Cash and cash equivalents £m	Bank overdrafts £m	Bank and other borrowings £m	Total overdrafts and borrowings £m	Finance leases £m
		Gross debt			
At 1 October 2007	839	(118)	(1,435)	(1,553)	(50)
Net increase/(decrease) in cash and cash equivalents	(276)	-	-	-	-
Cash (inflow) from private placement	-	-	-	-	-
Cash (inflow)/outflow from other changes in gross debt	-	95	46	141	-
Cash (inflow)/outflow from repayment of obligations under finance leases	-	-	-	-	11
(Increase)/decrease in net debt as a result of new finance leases taken out	-	-	-	-	(8)
Currency translation gains/(losses)	16	(6)	(125)	(131)	(6)
Acquisitions and disposals (excluding cash)	-	-	-	-	-
Other non-cash movements	-	-	2	2	-
At 30 September 2008	579	(29)	(1,512)	(1,541)	(53)
At 1 October 2008	**579**	**(29)**	**(1,512)**	**(1,541)**	**(53)**
Net increase/(decrease) in cash and cash equivalents	**(11)**	**-**	**-**	**-**	**-**
Cash outflow from repayment of bonds			**356**	**356**	**-**
Cash (inflow) from private placement	**-**	**-**	**(187)**	**(187)**	**-**
Cash (inflow)/outflow from other changes in gross debt	**-**	**(36)**	**45**	**9**	**-**
Cash flow from repayment of obligations under finance leases	**-**	**-**	**-**	**-**	**15**
(Increase)/decrease in net debt as a result of new finance leases taken out	**-**	**-**	**-**	**-**	**(4)**
Currency translation gains/(losses)	**20**	**(4)**	**(130)**	**(134)**	**(4)**
Acquisitions and disposals (excluding cash)	**-**	**(2)**	**(6)**	**(8)**	**(7)**
Reclassification of forward contracts	**-**	**-**	**7**	**7**	**-**
Other non-cash movements	**-**	**-**	**(49)**	**(49)**	**-**
At 30 September 2009	**588**	**(71)**	**(1,476)**	**(1,547)**	**(53)**

Other non-cash movements are comprised as follows:

Other non-cash movements in net debt

Bank overdrafts

Amortisation of the fair value adjustment in respect of the £250 million sterling Eurobond redeemable ir

Swap monetisation credit

Unrealised net gains/(losses) on bank and other borrowings in a designated fair value hedge

Bank and other borrowings

Changes in the value of derivative financial instruments

Other non-cash movements

(1) Originally estimated to be £185 million in note 35 to the Consolidated Financial Statements section of the Annual Report for the year ended 30 September 2008.

31 Contingent liabilities

Contingent liabilities	20 £
Performance bonds and guarantees and indemnities (including those of associated undertakings) (1)	3:

(1) Excludes bonds, guarantees and indemnities in respect of self-insurance liabilities, post-employment obligations and borrowings (including finance and operating leases) recorded on the balance sheet or disclosed in note 33.

Performance bonds, guarantees and indemnities

The Company and certain subsidiary undertakings have, in the normal course of business, given guarantees and er indemnities in respect of such guarantees relating to the Group's own contracts and / or the Group's share of certair obligations of joint ventures and associates. Where the Group enters into such arrangements, it does so in order to to the beneficiary that it will fulfil its existing contractual obligations. The issue of such guarantees and indemnities d increase the Group's overall exposure and the disclosure of such performance bonds, guarantees and indemnities i information purposes only.

Eurest Support Services

On 21 October 2005, the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an the relationships between Eurest Support Services ('ESS') (a member of the Group), IHC Services Inc. ('IHC') and tl Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006, it was announce(investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The wor Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a within ESS to other parts of ESS or the wider Compass Group of companies.

The Group settled all outstanding civil litigation against it in relation to this matter in October 2006, but litigation cont competitors of ESS, IHC and other parties involved in UN procurement.

IHC's relationship with the UN and ESS was part of a wider investigation into UN procurement activity being conduc States Attorney's Office for the Southern District of New York, and with which the Group co-operated fully. The curr investigation is uncertain and a matter for the US authorities. Those investigators could have had access to sources Group, Freshfields Bruckhaus Deringer or Ernst & Young, and further information may yet emerge which is inconsis additional to, the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact Group has however not been contacted by, or received further requests for information from, the United States Atto Southern District of New York in connection with these matters since January 2006. The Group has cooperated full throughout.

Eurest (Portugal) Sociedade Europeia Restaurantes LDA

In February 2007, the Group's Portuguese business, Eurest (Portugal) Sociedade Europeia Restaurantes LDA, was

Portuguese Competition Authority ('PCA') as part of an investigation into possible past breaches of competition law other caterers in the sector. The PCA investigation relates to a part of the Portuguese catering business which servi sector contracts. The Group is cooperating fully with the PCA. The investigation has been ongoing for some while a will take sometime to complete. The outcome cannot be predicted at this point. Revenues of the Portuguese busine ended 30 September 2009 were £135 million (€155 million).

Other litigation

The Group is also involved in various other legal proceedings incidental to the nature of its business and maintains reduce financial risk associated with claims related to these proceedings. Where appropriate, provisions are made t potential uninsured losses.

Outcome

Although it is not possible to predict the outcome of these proceedings, or any claim against the Group related there the directors, any uninsured losses resulting from the ultimate resolution of these matters will not have a material ef position of the Group.

Minimum profits guarantee

The Group has provided a guarantee to one of its joint venture partners over the level of profits which will accrue to periods. The maximum amount payable under this guarantee is £35 million, which would be payable in respect of th July 2007 to 31 December 2010. Based on the latest management projections, no overall liability is expected to aris guarantee; however, the phasing of profits over the period covered by this guarantee is expected to give rise to a nu payments / repayments between the parties.

32 Capital commitments

Capital commitments	
Contracted for but not provided for	

The majority of capital commitments are for intangible assets.

33 Operating lease and concessions commitments

The Group leases offices and other premises under non-cancellable operating leases. The leases have varying tern options, escalation clauses and renewal rights. The Group has some leases that include revenue-related rental pay contingent on future levels of revenue.

Future minimum rentals payable under non-cancellable operating leases and concessions agreements are as follow

	2009			
	Operating leases			Operating lease
	Land and	Other	Other occupancy	Land and
	buildings	assets	rentals	buildings
Operating lease and concessions commitments	£m	£m	£m	£m
Falling due within 1 year	**53**	**47**	**42**	48
Falling due between 2 and 5 years	**123**	**68**	**64**	120
Falling due in more than 5 years	**74**	**9**	**34**	72
Total	**250**	**124**	**140**	240

34 Related party transactions

The following transactions were carried out with related parties of Compass Group PLC:

Subsidiaries
Transactions between the ultimate parent company and its subsidiaries, and between subsidiaries, have been eliminated on consolidation.

Joint ventures
There were no significant transactions between joint ventures or joint venture partners and the rest of the Group during the period save for a payment of £3 million (which is expected to be recovered in subsequent years) under the terms of the minimum profits guarantee referred to in note 31.

Associates
The balances with associated undertakings are shown in notes 16 and 21. There were no significant transactions with associated undertakings during the year.

Key management personnel
The remuneration of directors and key management personnel is set out in the Annual Report. During the year there were no other material transactions or balances between the Group and its key management personnel or members of their close family.

35 Post balance sheet events

There have been no material post balance sheet events.

36 Exchange rates

Exchange rates	200
Average exchange rate for year	
Australian Dollar	2.12
Brazilian Real	3.26
Canadian Dollar	1.82
Euro	1.15
Japanese Yen	149.65
Norwegian Krone	10.12
South African Rand	13.69
Swedish Krona	12.08
Swiss Franc	1.74
UAE Dirham	5.73
US Dollar	1.56
Closing exchange rate as at 30 September	
Australian Dollar	1.83
Brazilian Real	2.85
Canadian Dollar	1.73
Euro	1.10
Japanese Yen	143.86
Norwegian Krone	9.34
South African Rand	11.84
Swedish Krona	11.21
Swiss Franc	1.66
UAE Dirham	5.8[illegible]
US Dollar	1.59

(1) Average rates are used to translate the income statement and cash flow. Closing rates are used to translate the balance sheet. Only the most significant currencies are :

37 Details of principal subsidiary companies

All companies listed below are wholly owned by the Group, except where otherwise indicated. All interests are in th capital. All companies operate principally in their country of incorporation. A full list of the Group's operating subsidi be annexed to the next annual return.

Company	Country of incorporation	Principal activities
North America		
Compass Group Canada Ltd	Canada	Foodservice and support s
Bon Appétit Management Co	USA	Foodservice
Compass Group USA Investments, Inc	USA	Holding company
Compass Group USA, Inc	USA	Foodservice and support s
Crothall Services Group	USA	Support services to the hea
Flik International Corp	USA	Fine dining facilities
Foodbuy LLC [1]	USA	Purchasing services in Nor
Levy Restaurants LP	USA	Fine dining and foodservic entertainment facilities
Morrison Management Specialists, Inc	USA	Foodservice to the healthc market
Restaurant Associates Corp	USA	Fine dining facilities
Wolfgang Puck Catering & Events, LLC (90%) [2]	USA	Fine dining facilities
Continental Europe		
Compass Group France Holdings SAS	France	Holding company
Compass Group France	France	Foodservice and support s
Compass Group Deutschland GmbH	Germany	Holding company
Medirest GmbH & Co OHG [2]	Germany	Foodservice to the healthc market
Eurest Deutschland GmbH	Germany	Foodservice to business ar
Eurest Services GmbH	Germany	Support services to busine
Eurest Sports & Food GmbH	Germany	Foodservice to the sports a
Compass Group Italia S.p.A. [3], [4]	Italy	Foodservice and prepaid m
Compass Group International BV	Netherlands	Holding company
Compass Group Nederland BV	Netherlands	Foodservice and support s
Compass Group Nederland Holding BV	Netherlands	Holding company
Eurest Services BV	Netherlands	Foodservice and support s
Compass Group Holdings Spain, S.L.	Spain	Holding company
Eurest Colectividades S.L.	Spain	Foodservice and support s
Compass Group (Schweiz) AG	Switzerland	Foodservice and support s
Restorama AG	Switzerland	Foodservice
United Kingdom		
Compass Contract Services (UK) Ltd	England & Wales	Foodservice and support s

Compass Group Holdings PLC	England & Wales	Holding company and corp
Compass Group, UK & Ireland Ltd	England & Wales	Holding company
Compass International Purchasing Ltd	England & Wales	Purchasing services throuç
Compass Purchasing Ltd	England & Wales	Purchasing services in the
Compass Services UK Ltd	England & Wales	Foodservice and support s
Hospitality Holdings Ltd [5]	England & Wales	Intermediate holding comp.
Letherby & Christopher Ltd	England & Wales	Foodservice for the UK spo business
Scolarest Ltd	England & Wales	Foodservice for the UK edu
Rest of the World		
Compass Group (Australia) Pty Ltd	Australia	Foodservice and support s
GR SA	Brazil	Foodservice and support s
Seiyo Food - Compass Group, Inc [6]	Japan	Foodservice and support s
Compass Group Southern Africa (Pty) Ltd (70%)	South Africa	Foodservice and support s

(1) The Group acquired the remaining 36% interest in Foodbuy LLC during the year (2008: 64%)

(2) The Group acquired a further 41% in Wolfgang Puck Catering and Events LLC during the year (2008: 49%)
(3) Formerly known as Onama S.p.A.
(4) Palmar S.P.A and Lunchtime S.P.A were merged into Compass Group Italia S.P.A. during the year.

(5) Held directly by the parent company.
(6) The Group acquired the remaining 5% shareholding in Seiyo Food - Compass Group, Inc during the year (2008: 95%)

Notes:

(a) Compass Group is the world's largest foodservice company with annual revenue of over £13 billion operating in 55 countries.

(b) MAP is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers, enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) The timetable for payment of the final dividend of 8.0p per share is as follows:

Ex dividend date:	28 January 2009
Record date:	30 January 2009
Payment date:	2 March 2009

(d) The Annual Results Announcement was approved by the Directors on 25 November 2009 and has been derived from the Company's Annual Report and Accounts for the year ended 30 September 2009. The Auditors' Report on these accounts was unqualified and did not contain statements under section 237(2) or 237(3) of the Companies Act 1985.

The 2009 Annual Report and Accounts will be published on 5 January 2009.

A copy of the report will be disseminated via the London Stock Exchange Regulatory News Service (RNS) and will be published on the Group's website (www.compass-group.com).

A copy will also be lodged with the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Telephone: 020 7676 1000.

Printed copies of the report will be mailed to shareholders and other interested parties who have not opted-in to the Company's electronic communication programme.

The Annual Results Announcement does not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985 or Section 434 of the Companies Act 2006.

(e) Forward looking statements

This Annual Results Announcement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(f) A presentation for analysts and investors will take place at 9:30 a.m. (GMT/London) on Wednesday 25 November 2009 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.

The live presentation can also be accessed via both a teleconference and webcast:

- To listen to the live presentation via teleconference, dial +44 (0) 208 609 0581.
- To view the presentation slides and/or listen to a live webcast of the presentation, go to www.compass-group.com or www.cantos.com.
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available from 12:00 p.m. (GMT/London) on Wednesday 25 November 2009 for seven days. To hear the replay, dial +44 (0) 208 609 0289, passcode 275300#.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com

Enquiries:		
Investors/Analysts	Andrew Martin / Sarah John	+44 (0) 1932 573000
Media	Chris King	+44 (0) 1932 573116

Website:	www.compass-group.com

This information is provided by RNS
The company news service from the London Stock Exchange

82-5161

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©2009 London Stock Exchange plc. All rights reserved

Regulatory

82-5161

Regulatory Story

Go to market news section



Company	Compass Group PLC
TIDM	CPG
Headline	Dividend Declaration
Released	12:33 25-Nov-2009
Number	0699D12

RNS Number : 0699D
Compass Group PLC
25 November 2009

25 November 2009

COMPASS GROUP PLC

NOTIFICATION OF DIVIDEND RECORD DATE ERRATUM

Earlier today, and in accordance with Listing Rule 9.7A.2, Compass Group PLC (the "Company") announced that its final dividend of 8.8 pence per share for the financial year ended 30 September 2009 will be paid on 1 March 2010 to all shareholders on the register on 30 January 2010, subject to approval by shareholders at the Annual General Meeting to be held on 5 February 2010.

Please note that the correct record date is 29 January 2010, not 30 January 2010 as previously reported.

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary
Media: Chris King, Group Head of Media Relations

82-5161

Note to Editors
Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of over £13 billion in the year to 30 September 2009. The company operates across the following core sectors of Business & Industry, Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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©2009 London Stock Exchange plc. All rights reserved

Regulatory

82-5161

Regulatory Story

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Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	17:04 25-Nov-2009
Number	0984D17

RNS Number : 0984D
Compass Group PLC
25 November 2009

25 November 2009

COMPASS GROUP PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

Compass Group PLC (the "Company") confirms that Don Robert, a non-executive director of the Company, has today acquired 30,000 ordinary shares in the Company at a price of 424.8739p pence each per share.

As a result of this transaction, Mr Robert holds 30,000 ordinary shares of 10 pence each in the capital of the Company, representing 0.0016% of the issued share capital. The shares are registered in the name of The Robert Family Trust.

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary
Media: Chris King, Group Head of Media Relations

Note to Editors
Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of over £13 billion in the

82-5161

year to 30 September 2009. The company operates across the following core sectors of Business & Industry, Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

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©2009 London Stock Exchange plc. All rights reserved

Regulatory


COMPASS
GROUP

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.


COMPASS
GROUP

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

82-5161

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House
for the record

RECEIVED
2009 DEC 14 A 8:41

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d0 d2 m1 m1 y2 y0 y0 y9

To Date: d0 d6 m1 m1 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	13,556	£0.10	£0.00	£1.792
Ordinary	Sterling	15,000	£0.10	£0.00	£2.10
Ordinary	Sterling	28,200	£0.10	£0.00	£2.2925

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

CM

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number	4 0 8 3 9 1 4
Company name in full	Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date	d0 d2 m1 m1 y2 y0 y0 y9
To Date	d0 d6 m1 m1 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	6,105	£0.10	£0.00	£2.925
Ordinary	Sterling	2,750	£0.10	£0.00	£3.1375
Ordinary	Sterling	96,250	£0.10	£0.00	£3.1625

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

ay

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House
for the record

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d0 d2 m1 m1 y2 y0 y0 y9

To Date: d0 d6 m1 m1 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	24,250	£0.10	£0.00	£3.20
Ordinary	Sterling	4,200	£0.10	£0.00	£3.56
Ordinary	Sterling	42,205	£0.10	£0.00	£3.716

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.22	£0.00	1,855,007,876	£ 185,500,787.60
				£
				£
				£
		Totals	1,855,007,876	£ 185,500,787.60

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	1,855,007,876
Total aggregate nominal value ❹	£185,500,787.60

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	Ordinary
Prescribed particulars ❶	Subject to the Companies Act 2006 and the Articles of Association of the Company, each ordinary share of the Company carries the right to attend and to vote at any general meeting of the Company on the basis of one vote per registered ordinary share. Each registered ordinary share of the Company carries an equal right to participate in and shall rank pari passu on a winding up.
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:

a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X
6.11.09

This form may be signed by:
~~Director~~ ❷, Secretary, ~~Person authorised ❸, Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.~~

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

SH01
Return of allotment of shares



Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name Miss C M Jaccard

Company name Compass Group PLC

Address Compass House

Guildford Street

Post town Chertsey

County/Region Surrey

Postcode K T 1 6 9 B Q

Country United Kingdom

DX

Telephone 01932 574225



Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.



Important information

Please note that all information on this form will appear on the public record.



Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House, Fourth floor, Edinburgh Quay 2, 139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House, First Floor, Waterfront Plaza, 8 Laganbank Road, Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.



Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

82-5161

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares

2009 DEC 14 A 8:11



Companies House
for the record

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d0 d9 m1 m1 y2 y0 y0 y9

To Date: d1 d3 m1 m1 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	2,910	£0.10	£0.00	£1.792
Ordinary	Sterling	51,000	£0.10	£0.00	£2.10
Ordinary	Sterling	359,050	£0.10	£0.00	£2.2925

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

82-5161

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d0 d9 m1 m1 y2 y0 y0 y9

To Date: d1 d3 m1 m1 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	2,304	£0.10	£0.00	£2.668
Ordinary	Sterling	12,210	£0.10	£0.00	£2.925
Ordinary	Sterling	5,250	£0.10	£0.00	£3.1375

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d0 d9 m1 m1 y2 y0 y0 y9

To Date: d1 d3 m1 m1 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	82,500	£0.10	£0.00	£3.1625
Ordinary	Sterling	69,000	£0.10	£0.00	£3.20
Ordinary	Sterling	3,350	£0.10	£0.00	£3.56

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

82-5161

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d0 d9 m1 m1 y2 y0 y0 y9

To Date: d1 d3 m1 m1 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	20,185	£0.10	£0.00	£3.716

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.22	£0.00	1,855,615,635	£ 214,893,757.04
				£
				£
				£
		Totals	1,855,615,635	£ 214,893,757.04

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	1,855,615,635
Total aggregate nominal value ❹	£214,893,757.04

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

ay

SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	Ordinary
Prescribed particulars ❶	Subject to the Companies Act 2006 and the Articles of Association of the Company, each ordinary share of the Company carries the right to attend and to vote at any general meeting of the Company on the basis of one vote per registered ordinary share. Each registered ordinary share of the Company carries an equal right to participate in and shall rank pari passu on a winding up.
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:
a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.

8 Signature



I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
Director ❷, Secretary, Person authorised ❸, Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.

13.11.09

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

SH01
Return of allotment of shares



Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name: Miss C M Jaccard

Company name: Compass Group PLC

Address: Compass House

Guildford Street

Post town: Chertsey

County/Region: Surrey

Postcode: K T 1 6 9 B Q

Country: United Kingdom

DX

Telephone: 01932 574225



Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.



Important information

Please note that all information on this form will appear on the public record.



Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.



Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

82-5161

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House
for the record

2009 DEC 14 A 8:11

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d1 d6 m1 m1 y2 y0 y0 y9

To Date: d2 d0 m1 m1 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	23,500	£0.10	£0.00	£2.10
Ordinary	Sterling	20,300	£0.10	£0.00	£2.2925
Ordinary	Sterling	4,918	£0.10	£0.00	£2.668

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House
for the record

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ What this form is for
You may use this form to give notice of shares allotted following incorporation.

X What this form is NOT for
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d1 d6 m1 m1 y2 y0 y0 y9

To Date: d2 d0 m1 m1 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	2,220	£0.10	£0.00	£2.925
Ordinary	Sterling	2,750	£0.10	£0.00	£3.1375
Ordinary	Sterling	30,000	£0.10	£0.00	£3.1625

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

Chf

In accordance with Section 555 of the Companies Act 2006.

SH01
Return of allotment of shares


Companies House
for the record

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to give notice of shares allotted following incorporation.

✗ **What this form is NOT for**
You cannot use this form to give notice of shares taken by subscribers on formation of the company or for an allotment of a new class of shares by an unlimited company.

For further information, please refer to our guidance at www.companieshouse.gov.uk

1 Company details

Company number: 4 0 8 3 9 1 4

Company name in full: Compass Group PLC

→ **Filling in this form**
Please complete in typescript or in bold black capitals.

All fields are mandatory unless specified or indicated by *

2 Allotment dates ❶

From Date: d1 d6 m1 m1 y2 y0 y0 y9

To Date: d2 d0 m1 m1 y2 y0 y0 y9

❶ **Allotment date**
If all shares were allotted on the same day enter that date in the 'from date' box. If shares were allotted over a period of time, complete both 'from date' and 'to date' boxes.

3 Shares allotted

Please give details of the shares allotted, including bonus shares.

❷ **Currency**
If currency details are not completed we will assume currency is in pound sterling.

Class of shares (E.g. Ordinary/Preference etc.)	Currency ❷	Number of shares allotted	Nominal value of each share	Amount paid (including share premium)	Amount (if any) unpaid (including share premium)
Ordinary	Sterling	67,000	£0.10	£0.00	£3.20
Ordinary	Sterling	5,900	£0.10	£0.00	£3.56
Ordinary	Sterling	36,700	£0.10	£0.00	£3.716

If the allotted shares are fully or partly paid up otherwise than in cash, please state the consideration for which the shares were allotted.

Details of non-cash consideration.

If a PLC, please attach valuation report (if appropriate)

SH01
Return of allotment of shares

Statement of capital

Section 4 (also **Section 5** and **Section 6**, if appropriate) should reflect the company's issued capital at the date of this return.

4 Statement of capital (Share capital in pound sterling (£))

Please complete the table below to show each class of shares held in pound sterling. If all your issued capital is in sterling, only complete **Section 4** and then go to **Section 7**.

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
Ordinary	£0.22	£0.00	1,855,808,923	£ 185,580,892.30
				£
				£
				£
		Totals	1,855,808,923	£ 185,580,892.30

5 Statement of capital (Share capital in other currencies)

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency

Class of shares (E.g. Ordinary / Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

Currency

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❶	Amount (if any) unpaid on each share ❶	Number of shares ❷	Aggregate nominal value ❸
		Totals		

6 Statement of capital (Totals)

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	1,855,808,923
Total aggregate nominal value ❹	£185,580,892.30

❹ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❶ Including both the nominal value and any share premium.

❷ Total number of issued shares in this class.

❸ E.g. Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

CW

SH01
Return of allotment of shares

7 Statement of capital (Prescribed particulars of rights attached to shares)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Section 4** and **Section 5**.

Class of share	Ordinary
Prescribed particulars ❶	1,855,808,923
Class of share	
Prescribed particulars ❶	
Class of share	
Prescribed particulars ❶	

❶ Prescribed particulars of rights attached to shares

The particulars are:
a particulars of any voting rights, including rights that arise only in certain circumstances;
b particulars of any rights, as respects dividends, to participate in a distribution;
c particulars of any rights, as respects capital, to participate in a distribution (including on winding up); and
d whether the shares are to be redeemed or are liable to be redeemed at the option of the company or the shareholder and any terms or conditions relating to redemption of these shares.

A separate table must be used for each class of share.

Continuation page
Please use a Statement of Capital continuation page if necessary.



8 Signature

I am signing this form on behalf of the company.

Signature

Signature
X [signature] X

This form may be signed by:
~~Director~~ ❷, Secretary, ~~Person authorised ❸, Administrator, Administrative receiver, Receiver, Receiver manager, CIC manager.~~ 20/11/09

❷ Societas Europaea
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❸ Person authorised
Under either section 270 or 274 of the Companies Act 2006.

SH01
Return of allotment of shares



Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name Miss C M Jaccard

Company name Compass Group PLC

Address Compass House

Guildford Street

Post town Chertsey

County/Region Surrey

Postcode K T 1 6 9 B Q

Country United Kingdom

DX

Telephone 01932 574225



Checklist

We may return the forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have shown the date(s) of allotment in section 2.
- ☐ You have completed all appropriate share details in section 3.
- ☐ You have completed the appropriate sections of the Statement of Capital.
- ☐ You have signed the form.



Important information

Please note that all information on this form will appear on the public record.



Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.



Further information

For further information please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk